Form 20-F
period 1998-03-31
PEAK INTERNATIONAL LTD
filed 1998-06-12
CIK 1036081

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 -----------
                                   FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
               OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 1998

                            Commission file number:

                                 -----------

                          PEAK INTERNATIONAL LIMITED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 -----------

                                NOT APPLICABLE
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                    BERMUDA
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)
                        UNITS 3, 4, 5 AND 7, 37TH FLOOR
                               WHARF CABLE TOWER
                               9 HOI SHING ROAD
                                   TSUEN WAN
                                N.T., HONG KONG
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 -----------

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act.

        Title of each class                Name of each exchange on which
  Common Stock, par value US$0.01                    registered
             per share                   Nasdaq Stock Market National Market

                                 -----------

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act.

                                     NONE
                               (Title of Class)

                                 -----------

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                     NONE
                               (Title of Class)

                                 -----------

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Common Stock, par value US$0.01 per share....................... 13,461,538

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]  Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   [LOGO OF PEAK INTERNATIONAL APPEARS HERE]






                        ANNUAL REPORT ON FORM 20-F 1998

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                     PART I

Item 1.Description of Business............................................    1
Item 2.Description of Property............................................   16
Item 3.Legal Proceedings..................................................   16
Item 4.Control of Registrant..............................................   17
Item 5.Nature of Trading Market...........................................   17
Item 6.Exchange Controls and Other Limitations Affecting Security Hold-
 ers......................................................................   17
Item 7.Taxation...........................................................   18
Item 8.Selected Consolidated Financial Data...............................   21
Item 9.Management's Discussion and Analysis of Financial Condition and
          Results of Operations...........................................   22
Item 10.Directors and Executive Officers of Registrant....................   26
Item 11.Compensation of Directors and Executive Officers..................   28
Item 12.Options to Purchase Securities from Registrant or Subsidiaries....   28
Item 13.Interest of Management in Certain Transactions....................   29

                                    PART II

Item 14.Description of Securities to be Registered........................   30

                                    PART III

Item 15.Defaults Upon Senior Securities*..................................   30
Item 16.Changes in Securities and Changes in Security for Registered Secu-
 rities*..................................................................   30

                                    PART IV

Item 17.Financial Statements*.............................................   30
Item 18.Financial Statements..............................................   30
Item 19.Financial Statements and Exhibits.................................   30
---------------------
*Omitted because item is not applicable

                                    PART I

  All references to the "Company" herein are references to Peak International Limited, a company incorporated under Bermuda law on January 3, 1997, and, unless the context otherwise requires, its subsidiaries and predecessors. All references to "Peak (HK)" herein are to Peak Plastic & Metal Products (International) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company and, unless the context otherwise requires, its subsidiaries and predecessors. References in this Annual Report on Form 20-F ("Annual Report") to the historical business and operations of the Company assume that the corporate reorganization in 1997 (the "Restructuring") by which, among other things, Peak (HK) became a wholly-owned subsidiary of the Company and the Company acquired its other subsidiaries, had already occurred as of the times to which the references relate. Any discrepancies in the tables included in this Annual Report between the amounts indicated and the totals thereof are due to rounding. All references to "US Dollars," "US$" or "$" herein are to United States Dollars, references to "HK Dollars" or "HK$" are to Hong Kong Dollars and references to "Fiscal 1994," "Fiscal 1995," "Fiscal 1996," "Fiscal 1997," "Fiscal 1998," Fiscal 1999," and" "Fiscal 2000"
are to the years ended March 31, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, respectively.

  Except for the historical information contained herein, this Annual Report contains forward looking statements, which are subject to significant risks and uncertainties. Forward looking statements are included in the "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this Annual Report. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The principal risks and uncertainties that may cause actual results to vary materially from the forward looking statements contained herein include those described in the section entitled "Description of Business--Risk and Uncertainties" as well as a wide variety of other factors, many of which are outside the Company's control.

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

  The Company is a leading supplier of precision engineered packaging products for the storage, transportation and automated handling of semiconductor devices and other electronic components. The Company's products are designed to interface with automated handling equipment used in the production and testing of semiconductor and electronic products. The Company's customers include semiconductor companies such as Texas Instruments, SGS-Thomson, Philips and Motorola, as well as subcontract assembly and test companies such as ASAT and ASE. The Company's products are designed to ensure that semiconductor devices and electronic components, which are often delicate and may have significant value, are protected from mechanical and electrical damage during storage, transportation and automated handling.

  The Company produces principally matrix trays, shipping tubes, reels and carrier tape. The Company also produces leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, the Company collects and sells recycled matrix trays and reels using the name "SemiCycle." The Company believes that its recycling programs, whereby the Company collects and recycles both products manufactured by itself and products manufactured by others, enable it to expand its customer base by providing it with opportunities to supply both newly-manufactured and recycled products to customers.

  The Company's principal production facilities, located in Shenzhen, China, are equipped with injection molding machines, extruders, carrier tape machines, mixing machines, ultra sonic welding machines and other machinery and equipment. The Company maintains in-house tooling facilities capable of producing the molds used for production, dies and tooling for sale and spare parts for machines used in its production processes. The Company also has in-house compounding capabilities for the mixing, blending and pelletizing of raw materials used in its production processes. In addition, the Company maintains computer aided design ("CAD") stations which are linked electronically to the Company's sales offices to enable the sharing of design information. Finalized designs are transmitted electronically to the Company's in-house tooling facilities for the production of molds, dies and tooling.

  The Company maintains recycling programs through which used trays and reels, both those manufactured by the Company and those manufactured by others, are collected from end users, such as Surface Mount Technology ("SMT") companies and other types of assemblers of circuit boards and manufacturers of computers and other end products, at approximately 550 locations in Asia, North America and Europe by the Company, its agents and independent contractors. The trays and reels collected are then transported principally to the Company's production facilities in Shenzhen, China, where they undergo processing, including inspection, cleaning and anti-static coating, if appropriate. They are placed into inventory in the Company's warehousing facilities pending sale to customers. Recycled trays and reels that do not meet the Company's quality requirements are ground and reused in the manufacturing processes for new products. Currently, approximately 2.5 million units, largely trays, are collected each month for recycling by the Company.

  The Company maintains five sales offices, located in Hong Kong; Singapore; Penang, Malaysia; Milpitas, California; and Austin, Texas whereby direct sales are made to customers. The Company also sells its products through eight sales agents located in Japan (four); Seoul, South Korea; Taipei, Taiwan; Rieti, Italy; and Shanghai, China. The Company maintains, either directly or through its local sales representatives, a network of Just-in-Time ("JIT") warehouses located near the production facilities of its customers.

  The Company's principal executive offices are located in Units 3, 4, 5 and 7, 37th Floor, Wharf Cable Tower, 9 Hoi Shing Road, Tsuen Wan, N.T., Hong Kong and its telephone number is (852) 2402-5100.

STRATEGY

   The Company's objective is to increase its market presence in serving the growing semiconductor and electronics industries by providing top quality service, precision engineered packaging solutions and recycling alternatives to manufacturers of semiconductor devices and electronic components through its integrated manufacturing capability and its recycling programs, with collection points in Asia, North America and Europe. The key elements of the Company's business strategy are as follows:

  Leverage Industry Expertise of Senior Management. Members of the Company's senior management team have extensive experience in the semiconductor industry which provides them with a first hand understanding of customer and market requirements. The Company believes that the industry experience and close customer relationships of its senior management enable the Company to identify and evaluate potential markets for future product development. The Company intends to maintain and further develop relationships with appropriate senior executive officers of its customers.

  Maintain Close Customer Relationships. The Company's strategy is to maintain close relationships with its customers through an extensive network of strategically located sales, customer service and product distribution sites and by working closely with its customers in developing precision engineered packaging solutions for the storage, transportation and automated handling of their products. The Company believes that its ability to distribute its products to customers located in Asia, North America and Europe allows the Company to compete effectively with other suppliers of packaging products to the semiconductor and electronics industries, a number of which distribute only within certain geographic regions. Customer reliance on quick delivery drives the Company's product strategy with respect to both new and recycled products. The Company believes that its recycling programs, whereby the Company collects and recycles both products manufactured by itself and products manufactured by others, enable it to expand its customer base by providing it with opportunities to supply both newly-manufactured and recycled products to customers. In addition, the Company's recycling programs provide it with opportunities to monitor changes in particular customer requirements.

  Shorten Delivery Time. The Company's strategy is to attract and retain customers on the basis of its ability to deliver large quantities of products on short notice to meet customer demand. The Company believes that short delivery time is of particular importance to its customers in the semiconductor and electronics industries where requirements for packaging products are sometimes difficult to forecast accurately. The Company believes that stocking certain key products in its network of JIT warehouses, maintained either by the Company's local sales representatives or the Company, reduces the amount of time required for the delivery of its products to its customers, thereby improving its responsiveness to customer requirements for flexibility in delivery and generally facilitating the improvement of inventory management by its customers. In addition, the Company believes that its inhouse tooling facilities and raw material compounding capabilities obviate the necessity of working with sub-contractors and enable the Company to achieve shorter production cycles.

  Offer a Broad Range of Products. The Company's strategy is to increase the range of its products, both new and recycled, in order to meet customer requirements. The Company's current product offerings, which include matrix trays, tubes, tape-and-reel and other carrier products, allow it to service a broad range of customers which often have needs across multiple product categories. In recent years, the Company has expanded its product offerings from tubes to include matrix trays, recycled matrix trays and tape-and-reel products. The Company also is currently engaged in the study and development of new product lines, with an emphasis on packaging products designed to carry high-value components related to the semiconductor and electronics industries. The Company's production facilities have been formally approved or "qualified" by a number of its customers across its product categories. The Company believes that its customers value the range of its product offerings and that its ability to offer a broad range of products allows the Company to compete effectively with other suppliers of packaging products to the semiconductor and electronics industries, a number of which are single-product suppliers. The Company's in-house design and tooling capabilities reduce the cycle time needed for the development of new products and product features by the Company and facilitate the development of "custom" products by the Company, which typically requires different prototype stages during product development. The Company's in-house design and tooling capabilities have also facilitated the Company's development of new product features such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features for the Company's carrier tape products, for which the Company has patent applications pending. In addition, the Company's in-house raw material compounding capabilities enable the Company to better control the quality of its products to meet customer specifications with respect to characteristics such as color, transparency and hardness. The Company believes that its recycling programs, with a monthly collection of approximately 2.5 million units, enable it to supply a broad range of recycled trays and reels to its customers.

  Increase Volume Supply Capabilities. The Company's strategy is to expand its production and tooling capacities and its recycling programs so as to increase its high volume supply capabilities. Since 1992, the Company has expanded the production capacity of its facilities in Shenzhen, China in order to meet growing demand for its products. The Company has commenced the construction of an additional plant to be located approximately three miles from the existing production facilities, which would double the Company's production capacity. In addition to increasing production volume, the Company believes that such expansion will enable the Company to maintain equipment utilization rates which give it the flexibility to meet high volume requirements from customers with short lead time. In addition, the Company believes that its inventory of recycled products enables it to supply recycled tray and reel products in large quantities on short notice.

  Emphasize Quality Assurance and Process Control. The Company's strategy is to attract and retain customers, and price its products, principally on the basis of the quality of its products and services. The Company maintains a quality assurance and process control department which, as of March 31, 1998, consisted of approximately 40 engineers and 230 on-line process controllers. Quality assurance and process control procedures are performed at each major stage of production. These include the inspection of incoming raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes) stages of production and the inspection and testing of finished products. The Company's production facilities in Shenzhen, China obtained ISO 9002 certification in October 1994 and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. In addition, customers generally require the Company to undergo a one- to two-month "qualification" process before purchasing in volume from the Company. Such qualification processes often include on-site certification of the Company's production facilities by members of the customer's engineering and quality control staff. The Company's production facilities in Shenzhen, China have been qualified by such customers as Intel, Texas Instruments, Motorola, NEC, Toshiba and others. The Company believes that in addition to its quality assurance and process control department, its in-house design and tooling facilities and raw material compounding capabilities have enabled it to better control the quality of its products.

HISTORY

  The Company commenced operations in 1975, principally as a manufacturer of IC shipping tubes, with production facilities located in Tsuen Wan, Hong Kong. In 1987, the Company relocated its production facilities to Shenzhen, China. In 1992, the Company was acquired by Mr. T.L. Li, a semiconductor industry entrepreneur and investor. See "Directors and Executive Officers of Registrant." In the same year, the Company's in-house tooling capability was substantially augmented. In 1992, the Company commenced the production and sale of matrix trays. At the same time, the Company commenced the establishment of a distribution network of JIT warehousing facilities located near areas of semiconductor manufacturing activity. Additionally, the Company commenced the operation of its recycling programs through subsidiaries doing business under the trade name "SemiCycle." In 1994, the Company commenced the sale of the reels used in tape-and-reel IC carriers and in 1996, the Company commenced the sale of the tape used in such carriers. Since 1992, the Company has expanded the production capacity of its facilities in Shenzhen, China in order to meet growing demand.

MARKETS SERVED BY THE COMPANY

  The Company's products are used for the storage and transportation of semiconductor devices and other electronic components such as connectors, resistors and capacitors. The Company's products are designed to interface with automated handling equipment used in the production and testing of semiconductor and electronics products.

 SEMICONDUCTORS

  Semiconductors are the basic building blocks used to create a variety of electronic products and systems. Continual improvements in semiconductor process and design technologies have enabled the production of complex, highly integrated circuits which provide faster execution, increased functionality and greater reliability. As a result, semiconductor demand has experienced growth in markets for such products as computers, communications, consumer electronic devices, automotive products and industrial automation and control systems.

  Semiconductors are often classified as either discrete devices (such as individual diodes or transistors) or IC's. In ICs, thousands of functions are combined on a single "chip" of silicon to form a more complex circuit, which is then encapsulated in plastic, ceramic or other materials (forming a "module") for connection to a circuit board.

  In pin-through-hole ("PTH") technology, modules are attached by pins, also called I/O (for input/output) "leads," inserted through or soldered to plated holes in the printed circuit board. PTH is one of the earliest technologies in the assembly of printed circuit boards. PTH semiconductor devices, such as PDIP (Plastic Dual In-Line Package) modules, are typically sorted and transported in IC shipping tubes such as those produced by the Company.

  In the technologically more advanced SMT, the leads on ICs and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes. SMT can accommodate a substantially higher number of leads than PTH, thereby permitting the board to interconnect a greater number of integrated circuits. This, in turn, allows tighter component spacing which permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the board thereby permitting even greater density. The substantially higher number of leads and finer lead-to-lead spacing or "pitch" in SMT products requires packaging solutions which are more exacting than for PTH products. In addition, certain SMT products are sensitive to moisture absorption and typically undergo a baking process before surface mounting, and consequently require robust packaging solutions which are resistant to high temperature. SMT semiconductor devices, such as QFP (Quad Flat Package), TQFP (Thin Quad Flat Package), TSOP (Thin Small Outline Package) and BGA (Ball Grid Array) modules, are typically stored and transported in matrix trays or tape-and-reel carriers such as those produced by the Company.

  In recent years, the Company has experienced a significant increase in demand for its products as a result of unit volume growth and other developments in the global semiconductor industry. First, the increasing complexity of semiconductor devices and use of automated production equipment has shifted the use of packaging products by semiconductor companies away from traditional products, such as tubes, in favor of products such as trays and carrier tapes which require higher precision engineering. Second, with the advent of SMT and increasing lead-count and finer lead-to-lead spacing, semiconductor devices have become more susceptible to mechanical damage during shipment. As a result, the use of higher precision engineered packaging products such as matrix trays has increased. Third, the Company believes that the recent trend in the global semiconductor industry towards increased out-sourcing of various steps of the integrated circuit ("IC") production process, such as assembly and testing, will also benefit the Company as semiconductor companies increasingly look for suppliers of packaging products with the ability to supply large quantities of a wide range of products on short notice to different subcontractor assembly and test companies at various locations.

  In recent years, the total available market ("TAM") for semiconductor devices has grown significantly and industry sources estimate that such growth is likely to continue. The growth in the market for the Company's products, however, is related to the growth in unit volume, namely the number of semiconductor devices produced, which may differ from the growth in the TAM for semiconductor devices, as a result of variation over time in the average selling price per semiconductor device. See "--Risks and Uncertainties-- Dependence on Semiconductor and Electronics Industries."

 ELECTRONIC COMPONENTS

  Electronic connectors are electro-mechanical devices that allow an electronic signal to pass from one device to another. They are used to connect wires, cables, printed circuit boards, flat cable and other electronic components to each other and to related equipment. Connectors are found in virtually every electronic product including computers, printers, disk drives, modems, VCRs, radios, medical instruments, airplanes, appliances, cellular telephones, pagers and automobiles. Original equipment manufacturers in the electronics industry generally use connectors to complete the design and manufacture of their products.

  Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, depending on whether the resistance is adjustable (variable) or not (fixed). Resistors can also be used as measuring devices, such as resistive sensors. Resistive sensors or strain gages are used in experimental stress analysis systems as well as in transducers for electronic measurement of loads (scales), acceleration and fluid pressure.

  Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. The more important applications for capacitors are electronic filtering for linear and switching power supplies, decoupling and bypassing of electronic signals for ICs and circuit boards, and frequency control, timing and conditioning of electronic signals for a broad range of applications.

  In recent years, the TAMs for electronic components such as electronic connectors, resistors and capacitors have grown significantly and industry sources estimate that such growth is likely to continue. The growth in the market for the Company's products, however, is related to the growth in unit volume, namely the number of electronic components produced, which may differ from the growth in the TAMs for electronic components, as a result of variation over time in the average selling price per electronic component. In addition, the Company's products serve only portions of the TAMs for various electronic components, principally those for SMT components such as SMT ceramic chip capacitors and SMT chip resistors. See "--Risks and Uncertainties--Dependence on Semiconductor and Electronics Industries."

PRODUCTS AND PRODUCTION PROCESSES

  The Company produces matrix trays, tubes and tape-and-reel products such as reels and carrier tape. The Company also sells recycled matrix trays and reels. In addition, the Company produces leadframe boxes and leadframe interleaves used in the storage and transportation of leadframes.

  The Company's products are typically categorized by their dimensions and configurations, the type and size of semiconductor devices they carry, and their physical characteristics, in particular their resistance to deformation (called "warpage") at various temperatures. The Company's products are also categorized by their electrostatic properties as "conductive," "dissipative" or "anti-static." Conductive and dissipative products are manufactured by adding carbon fibre or carbon powder to the plastic compound. Anti-static characteristics are achieved by applying a coating to the surface of the product to prevent the accumulation of surface electrostatic charges.

 TRAY PRODUCTS

  The Company's tray products may be used for the storage and transportation of SMT semiconductor devices such as QFP, TQFP, PQFP (Plastic Quad Flat Package), TSOP, PGA (Pin Grid Array) and BGA modules. The outer dimensions of matrix trays are generally fixed by industry standards prescribed by electronics industry associations such as JEDEC in the United States and EIAJ in Japan. The Company sells high temperature trays (which may be baked to a temperature of 150(degrees)C and above), low temperature trays (which may be baked to a temperature of up to 150(degrees)C), non-bakeable trays and lots consisting solely of recycled trays.

  At the beginning of the tray production process, samples of incoming raw materials, largely polyarysulphon, polysulphon, polypropylene and others, are inspected and tested for key material properties. Raw materials are mixed and blended with other materials in accordance with the Company's proprietary processes and production techniques and formed by injection molding machines into trays. The formed trays are then cleaned of surface contaminants. Trays that require anti-static coating are subsequently dipped in anti-static solution and then dried. Trays made from heat resistant materials undergo a baking process. Thereafter, samples of new trays from each manufactured lot are inspected for visible defects and warpage and tested for electrostatic discharge characteristics, and have their dimensions checked, prior to shipment.

 TUBE PRODUCTS

  The Company's tube products may be used for the storage and transportation of SMT semiconductor devices such as PLCC (Plastic Leaded Chip Carrier) and SOIC (Small Outline Integrated Circuit) modules and PTH semiconductor devices such as PDIP modules, as well as other products used in the electronics industry, such as connectors and sockets.

  At the beginning of the tube production process, samples of incoming raw materials largely PVC resin and various additives, are inspected for conformity to specifications. Raw materials are mixed and blended and made into pellets, based on compounding formulae which vary depending on the characteristics, such as color, transparency and hardness, required for the product. The pellets are extruded into tubes, which undergo further processing such as hole punching, silk screen marking and anti-static coating, before samples of the new tubes are inspected for visible defects and tested for electrostatic discharge prior to shipment.

 TAPE-AND-REEL PRODUCTS

  The Company's tape-and-reel products may be used for the storage and transportation of SMT semiconductor devices such as TQFP, BGA, PLCC, SOJ (Small Outline Plastic "J" Bend), SOIC and other modules, as well as other products used in the electronics industry, such as connectors and sockets. Tape-and-reel carriers comprise three parts: reel, carrier tape and cover tape. The semiconductor devices and other products to be carried are placed in pockets formed in the carrier tape, which is sealed with cover tape and wound around reels for storage and transportation. The Company commenced sales of carrier tape in October 1996 and expects carrier tape, and reels in general, to represent an increasing proportion of the Company's product mix.

  The production process for reels is similar to that for trays except that the raw material used in the production of reels is principally polystrene and that an additional process of ultrasonic welding is required following the injection molding process to weld two parts of the reel together. In the production of carrier tape, polystyrene, polyester or polycarbonate tape is purchased from suppliers in large rolls and slit to desired widths in-house. The carrier tape is formed by a combination of thermal, air pressure and hole punching processes, and thereafter the new carrier tape is inspected for visible defects prior to shipment. The Company purchases and then resells cover tape to its customers.

 OTHER PRODUCTS

  In addition to standard products in its three principal product lines, the Company also produces an array of "custom" products which include customer-specific designs of trays, tubes, reels, carrier tape and an assortment of other carriers. The Company also produces leadframe boxes and leadframe interleaves which are sold to leadframe suppliers for use in the storage and shipping of their products. Leadframes are sheets of metal, etched or stamped with various patterns of I/O leads which allow for interconnections between silicon chips and printed circuit boards. Leadframes are generally stored and transported in stacks, with individual leadframes separated by plastic or paper interleaves and the stack housed in plastic boxes.

 NEW PRODUCT DEVELOPMENT

  The Company is currently engaged in the study and development of new product lines, with an emphasis on packaging products designed for the carriage of high-value components related to the semiconductor and electronics industries. The Company undertakes on-going research and development efforts which emphasize the development of products and features that require precision engineering in order to better serve its customer base. The Company expanded its product lines from tubes to include matrix trays in 1992, reels in 1994 and carrier tape in 1996. The Company has developed new product features for its carrier tape products, such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features, for which the Company has patent applications pending in the United States. The "enhanced pocket strength" feature improves the vertical crush resistance of the pockets in the carrier tape by corrugating the vertical sidewalls of the pockets. The "high strength ring pedestal" feature improves the lateral crush resistance of the pockets in the carrier tape by means of a trapezoidal shaped pedestal and an annular ring at the bottom of the pocket. The "anti-reflective wall" feature enables the Company's customers to utilize more effectively their automated optical inspection equipment to inspect the semiconductor or electronic components placed in the carrier tape manufactured by the Company. By placing a chamfered corner in the carrier tape pocket, the feature reduces the amount of reflection which could interfere with the workings of the automated optical inspection equipment.

 RECYCLING PROGRAMS

  The Company conducts its collection operations through subsidiaries and independent contractors doing business using the trade name "SemiCycle." The Company recycles trays and reels collected from end users at approximately 550 locations in Asia, North America and Europe by the Company, and its independent contractors. In the United States, the Company purchases used trays and reels collected by The SemiCycle Foundation, a Texas non-profit corporation. See "Interest of Management in Certain Transactions." Tube products, made largely of PVC, and carrier tape products, made largely of polystyrene, polyester and polycarbonate, are generally not recycled. Currently, approximately 2.5 million units, largely trays, are collected each month for recycling by the Company. The Company also purchases products for recycling from independent dealers.

  The Company maintains recycling programs through which used trays and reels, both those manufactured by the Company and those manufactured by others, are collected from end users. Typical end users include SMT and other types of assemblers of circuit boards and manufacturers of computers and other end products. The trays and reels collected are then transported principally to the Company's production facilities in Shenzhen, China where they undergo processing, including sorting, inspection, cleaning and anti-static coating, if appropriate. They are placed into inventory in the Company's warehousing facilities pending sale to customers. Recycled trays and reels that do not meet industry quality requirements or the Company's requirements are ground and reused in the manufacturing processes for new products using the Company's proprietary processes and production techniques.

  In some jurisdictions in which the Company's packaging products are sold or used, laws and regulations have been adopted or proposed with a view to promote, among other things, the recycling of packaging materials. In addition, the International Standard Organization (the "ISO") has incorporated environmental considerations in formulating its new ISO 14000 quality standards. The Company's recycling programs provide its customers with opportunities to select the packaging products that best meet their requirements in terms of cost and environmental preferences. The Company's recycling programs help its customers comply with environmental regulations and meet ISO standards in the area of environmental protection, principally in two ways. First, the Company provides a recycling alternative to the traditional disposal methods of landfill and incineration. Second, the Company's offerings of recycled products assist its customers in complying with or meeting "recycle-content" and "green product" regulations, standards or goals.

CUSTOMERS

  The Company had an average of approximately 175 customers in each of the twelve months in Fiscal 1998, including semiconductor companies as well as subcontract assembly and test companies. The Company also sells its products to manufacturers of connectors, sockets, passive components such as chip resistors and capacitors and other types of electronic components. In Fiscal 1998, the Company's top customers were ASAT, Texas Instruments, Philips, QPL, ASE, Symbios, Motorola, S3, LSI and Hewlett Packard. ASAT, Texas Instruments, Philips and QPL were the only customers which individually accounted for more than 5% of the Company's net sales in Fiscal 1998. In the aggregate, the top ten customers accounted for 51.7%, 51.2% and 53.5% of the Company's net sales in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. The Company has received awards from customers such as Texas Instruments, Motorola, Hewlett-Packard, GEC Plessey and Lucent Technologies in recognition of the quality of its products and services.

  A significant portion of the Company's net sales have historically been and are expected to continue to be derived from ASAT, QPL and other companies in the QPL Holdings Group. ASAT, QPL and other companies in the QPL Holdings Group together accounted for approximately 20.9%, 16.1% and 16.3% of the Company's net sales in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. EEMS has acted as the Company's sales agent in Europe since 1995. See "--Risks and Uncertainties--Relationship with Principal Shareholder and Potential Conflicts of Interest."

PRICING

  The Company provides price quotations which contemplate the delivery of products within two weeks of the receipt of purchase orders. Higher prices are charged for shorter delivery time and any additional services required, such as local warehousing, special packaging provisions or special markings on the product. As a general policy, the Company prices its recycled products at a discount with respect to the price of corresponding new products.

SALES AND MARKETING

  The Company maintains five sales offices, located in Hong Kong; Singapore; Penang, Malaysia; Milpitas, California; and Austin, Texas, whereby direct sales are made to customers. In addition, the Company sells its products through eight sales agents located in Japan (four); Seoul, South Korea; Taipei, Taiwan; Rieti, Italy; and Shanghai, China.

  The Company's sales are generally made pursuant to purchase orders received from its customers. Therefore, the Company generally has no long-term agreements with or commitments from its customers for the purchase of products. While customers typically provide the Company with one- to two-month forecasts of their requirements, such forecasts are not binding.

  The following table sets forth the geographic distribution, by percentage, of the Company's net sales for the periods indicated. See Note 14 of Notes to Consolidated Financial Statements.

                                                       YEARS ENDED MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
   North Asia........................................    49.4%    47.5%    53.8%
   North America.....................................    20.1     19.9     22.1
   South Asia........................................    23.4     29.4     21.3
   Europe............................................     7.1      3.2      2.8
                                                      -------  -------  -------
                                                        100.0%   100.0%   100.0%
                                                      =======  =======  =======

  North Asia represents China and Hong Kong, Philippines, Taiwan, Japan and Korea while South Asia represents Singapore, Malaysia and Thailand.

DISTRIBUTION

  The Company maintains, either directly or through its sales representatives, a network of JIT warehouses located near the production facilities of its customers. The following table sets forth the locations of JIT warehouses maintained by the Company's local sales representatives or by the Company.

   ASIA                          NORTH AMERICA                          EUROPE
   Japan (seven)                 Milpitas, California                   Rieti, Italy
   Malaysia (five)               Austin, Texas                          Dublin, Ireland
   Shenzhen, China
   Shanghai, China
   Hong Kong
   Keelung, Taiwan
   Kaohsiung, Taiwan
   Bangkok, Thailand
   Manila, Philippines
   Singapore
   Seoul, South Korea

  The Company also offers drop shipment services for its products, which provide for the shipment of the Company's packaging products directly to end-users designated by the Company's customers. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to the end user, quality of service is an important consideration for the customers.

  Customers generally place purchase orders with the Company's sales office or sales agent near their location. The orders are then forwarded together with the requested shipping date to the Company's production facilities in Shenzhen, China via the Company's internal electronic mail system, with a copy to the Company's Hong Kong office for invoicing and accounting purposes. Employees at the Company's production facilities in Shenzhen, China generally respond to the local sales office upon receipt of the order with a committed shipping date. Full container sea freight, which includes most shipments to JIT warehouses maintained by the Company's local sales representatives or by the Company, is generally shipped from the Yantian port located near Shenzhen, China, while loose cargoes and air freight are generally transported to a warehouse in Hong Kong by trucks for onward shipment.

  The Company's office in Hong Kong is responsible for invoicing local sales offices and sales agents who in turn are responsible for the invoicing of customers and for the collection of payment.

RAW MATERIALS

  The raw materials used in the Company's production of trays and reels are polyarysulphone, polysulphone, polypropylene, high impact polystyrene and others. The principal raw material used in its production of tubes is PVC resin. The Company purchases rolls of polystyrene, polyester and polycarbonate tape for formation into carrier tape and purchases rolls of cover tape for resale to its customers.

  The raw materials used in the Company's production of trays and reels are generally available from various sources worldwide at similar prices. The Company purchases such materials principally from two suppliers located in the United States and Malaysia. The Company compounds raw materials with other materials in accordance with its proprietary processes and production techniques and formed by injection molding machines into trays. PVC resin is generally available from various sources worldwide at similar prices. The Company purchases PVC resin and certain additives used in the production of tubes principally from three suppliers located in Singapore, Japan and Germany. PVC resin is mixed and blended with various additives and made into pellets, based on compounding formulae which vary depending on the characteristics, such as color, transparency and hardness, required for the product. The Company purchases the polystyrene tape and polycarbonate tape used in its carrier tape production process, as well as cover tape, from two suppliers located in Japan and the United States.

  The Company generally purchases the various raw materials used in its production processes pursuant to purchase orders issued to suppliers one and a half months before the materials are delivered to the Company. The Company tries to maintain in Shenzhen, China inventories of raw materials for approximately two to three months of estimated production requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." From time to time, the Company makes strategic purchases of raw materials when it believes the prices are favorable. Recycled trays collected by the Company or by its agents and sold to the Company are initially accounted for as part of the Company's inventories of raw materials. Following sorting and processing, recycled trays are subsequently accounted for as part of the Company's inventories of finished products.

QUALITY ASSURANCE AND PROCESS CONTROL

  The Company maintains a quality assurance and process control department. Quality assurance and statistical process control procedures are performed at each major stage of production and include the inspection of raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes) stages of production and the inspection and testing of finished products. The Company also conducts "qualification" procedures for its raw material suppliers. The Company believes that, in addition to its quality assurance and process control department, its in-house design and tooling facilities and compounding capabilities have enabled it to control the quality of its products and that such integrated quality assurance system enables the Company to ensure end-product integrity and maximize customer value.

  The Company's production facilities in Shenzhen, China were certified as meeting the ISO 9002 quality standards by the ISO in October 1994, and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. The ISO is an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. The certification process involves subjecting the Company's production processes and the quality management systems to review and surveillance for periods as long as nine months. The ISO 9002 certification is required by certain European countries in connection with sales of industrial products in such countries. In addition, such certification provides independent verification to the Company's customers as to the quality control in the Company's manufacturing processes and many of the Company's customers require ISO certification as a prerequisite for purchasing from the Company.

  The Company's production facilities are generally required to undergo a one- to two-month "qualification" process conducted by prospective customers before purchasing in volume from the Company. Such qualification processes often include on-site certification of the Company's production facilities by members of the customer's engineering and quality control staff. The Company's production facilities in Shenzhen, China have been qualified by customers such as Intel, Texas Instruments, Motorola and Toshiba.

COMPETITION

  The markets for the Company's products and services are highly competitive. The Company's products compete with similar products manufactured by other companies, some of which have substantially greater financial resources than the Company.

  The Company competes in the markets for tray products, tube products and tape-and-reel products. The Company classifies its competitors as large diversified manufacturers, large single-product manufacturers and small local job-shop style manufacturers. Large diversified manufacturers are typically divisions of large multinational companies which compete with the Company in markets for more than one product. Large single-product manufacturers typically have international operations similar to those of the Company. Small local job-shop style manufacturers typically operate only within certain geographic regions, such as Taiwan and Singapore. The Company is not aware that any of its major competitors offers the range of products and services offered by the Company. The Company believes that it competes with large diversified manufacturers through its focus on serving the semiconductor and electronics industries, with large single-product manufacturers through its broad range of product offerings and with smaller local job-shop style manufacturers through its international organization which enables the Company to meet the requirements of multinational customers with several production facilities at various locations.

  The Company believes that the principal competitive factors in the markets for the Company's products and services are responsiveness and flexibility (including short delivery cycles and the ability to supply large quantities on short notice), price, product quality and range of products and services available.

ENVIRONMENTAL MATTERS

  The Company is subject to various laws, rules and regulations in the PRC regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company believes that it is in substantial compliance with applicable laws, rules and regulations relating to the protection of the environment.

EMPLOYEES

  As of March 31, 1998, the Company had 156 employees at its offices located in Asia, North America and Europe. The Company's employees are not covered by any collective bargaining agreements. The Company has not experienced any strikes or work stoppages by its employees and believes that its relationship with its employees is good.

  Since June 1996, the Company has established defined contribution benefit plans for its employees in Hong Kong, and has made contributions to such plans based on 5.0% of the monthly base salaries of participating employees. The assets of such plans are held under provident funds managed by independent trustees. In addition, the Company makes contributions to employee retirement schemes as required by local authorities in certain jurisdictions, such as Singapore, in which the Company has operations. See Note 11 of Notes to Consolidated Financial Statements.

  The Company's existing production facilities in Shenzhen, China are operated by an unaffiliated People's Republic of China ("PRC") company pursuant to a processing agreement initially entered into in May 1987 and subsequently amended and renewed in May 1994 and December 1996. The processing agreement was entered into by the Company and the PRC company which was formed by the Shenzhen Municipal Longgang District Foreign Economic Service Company, a company controlled by the local government of the Longgang District of Shenzhen. The current term of the processing agreement expires on May 28, 2016. Under the processing agreement, the PRC company provides all of the personnel for the operation of the Company's existing facilities in Shenzhen, China and renders assistance in dealing with all matters relating to the import and export of raw materials and the Company's products. Such personnel are not employees of the Company. The Company agrees to pay each worker no less than a fixed sum each month, which is revised every two years, in addition to an annual fee to the PRC company (which has been waived for the current term of the agreement) based on the quantity of products manufactured each year. In October 1995, the Company entered into a similar processing agreement with another unaffiliated PRC company, which has a term of fifty years, for the operation of the Company's additional production facilities being constructed in Shenzhen, China. As of March 31, 1998, the personnel at the Company's production facilities in Shenzhen, China numbered approximately 1,850, including personnel in production and quality assurance and process control, warehousing and inventory control, tooling and molding, engineering and product development, and purchasing, financing and other support functions.

INSURANCE

  The Company maintains insurance policies covering risks of losses due to fire, flood and other natural disasters. The Company's insurance policies cover certain of its buildings, machinery and equipment, raw materials and inventory. The Company also maintains business interruption insurance. Significant damage to any of the Company's production facilities, whether as a result of fire or other causes, would have a material adverse effect on the Company's results of operations and financial condition. The Company is not insured against the loss of its key personnel.

RISKS AND UNCERTAINTIES

  In evaluating the Company's business, shareholders of the Company should consider carefully the following factors in addition to the other information presented herein. The Company is a holding company and its major operating asset is its ownership interest in Peak (HK). The Company's only source of cash flow is its share of the dividends, if any, paid by Peak (HK) and other subsidiaries of the Company.

Variability of Operating Results

  The Company's operating results are affected by a wide variety of factors that could materially affect revenues and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others, the price of raw materials; factors relating to conditions in the semiconductor and electronics industries such as lower demand for products, increased price competition, downturns and deterioration of business conditions; technological changes and changes in production processes in the semiconductor and electronics industries which could require changes in packaging products; capital requirements and the availability of funding; the Company's expansion plan and possible disruptions caused by the installation of new equipment or the construction of new facilities; the lack of long-term purchase or supply agreements with customers; the loss of key personnel or the shortage of available skilled employees; international political or economic events or developments, including those relating to Hong Kong and the PRC; and currency fluctuations. Unfavorable changes in the above or other factors could materially and adversely affect the Company's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Semiconductor and Electronics Industries

  The Company's revenues depend on increased demand for its products from manufacturers of semiconductor and electronic components. The global semiconductor industry in recent periods has experienced pricing pressure for semiconductor products, as supply has been increasing. Any deterioration of business conditions in the semiconductor industry, including lower demand for semiconductor products, decreased unit volume of semiconductor products shipped or other factors resulting in decreased demand for packaging products, or increased price competition in the semiconductor industry could result in increased price pressure on suppliers to the semiconductor industry, and could have a material adverse effect on the Company's results of operations and financial condition. The semiconductor industry is characterized by rapid technological change leading to more complex products, evolving industry standards, intense competition and fluctuations in demand. From time to time, demand for electronic systems, which generally include both semiconductors and electronic components, has suffered significant downturns which in some cases have been prolonged. These downturns have been characterized by diminished product demand, product overcapacity and accelerated erosion of average selling prices. No assurance can be given that any future downturn in the semiconductor or electronics industries will not be severe or that the Company's results of operations or financial condition will not be materially and adversely affected by such downturns or other developments.

Management of Expansion

  The Company has expanded its production capacity significantly in recent years and expects to continue to expand capacity in future periods. See "Description of Property." To manage its growth, the Company must continue to implement and improve its operational, financial and quality assurance and process control systems and to expand, train and manage its employee base. Further, the Company will be required to continue to manage multiple relationships with various customers and other third parties. While the Company believes it has effectively managed its expansion in recent years, there can be no assurance that the Company will be able in the future to manage its expansion effectively. The implementation by the Company of its expansion program is expected to place additional demands on the Company's managerial, financial, logistical and other resources, which could adversely affect its existing operations. In particular, the failure of the Company to implement its expansion plan in a timely manner could adversely affect its ability to maintain, expand and diversify its customer base. See "Description of Property." In addition, there can be no assurance that the implementation by the Company of its expansion plan will not adversely affect its existing operations.

Dependence on Significant Customers

  In the aggregate, the top ten customers accounted for 51.7%, 51.2% and 53.5% of the Company's net sales in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. A significant portion of the Company's net sales has historically been and is expected to continue to be made to companies controlled by Mr. T.L. Li, a principal beneficial shareholder of the Company through his ownership of all of the outstanding shares of Luckygold. Such companies include ASAT Limited ("ASAT"), a subcontract assembly and test company, QPL Limited ("QPL"), a leadframe manufacturer and other companies controlled by the QPL International Holdings Limited ("QPL Holdings") group (the "QPL Holdings Group"), which together accounted for approximately 20.9%, 16.1% and 16.3% of the Company's net sales in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. See "Control of Registrant," "Directors and Officers of Registrant" and "Interest of Management in Certain Transactions."

  The ability of the Company to maintain close, mutually beneficial relationships with its leading customers is important to the ongoing growth and profitability of its business. Although the Company's sales to specific customers have varied from year to year, the Company's results of operations have been dependent on a number of significant customers and the conditions of their respective industries. As a result of the amount of time required to develop working relationships with new customers, the Company's results of operations have been dependent on its existing customers and the conditions of their respective industries. All of the Company's customers operate in the global semiconductor and electronics industries which historically have been highly cyclical. As a result of the concentration of the Company's customer base, the loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products or services provided to, any of these customers could materially and adversely affect the Company's results of operations and financial condition. The Company's sales are made pursuant to purchase orders, and therefore, the Company generally has no agreements with or commitments from its customers for the purchase of products. Although customers typically provide the Company with forecasts of their requirements, such forecasts are not binding. No assurance can be given that the Company's customers will maintain or increase their sales volumes or orders for the Company's products or that the Company will be able to maintain or add to its existing customer base.

Concentration of Operations in the PRC and Considerations Relating to Hong
Kong

  As of March 31, 1998, substantially all of the Company's fixed assets and inventories were located in Shenzhen, China. The Company's main production facilities are located in Shenzhen, China and are operated by an unaffiliated PRC company under a processing agreement, pursuant to which such company provides all of the personnel for the operation of the Company's facilities and renders assistance in dealing with matters relating to the import of raw materials and the export of the Company's products. The Company's additional production facilities will be operated under similar arrangements. The Company's existing production facilities in Shenzhen, China are, and the Company's additional facilities in Shenzhen, China will be, located on land leased from the PRC government by a wholly-owned subsidiary of the Company under land use certificates and agreements with terms of fifty years. The Company's assets and facilities located in the PRC and the PRC company's operation of such facilities are subject to the laws and regulations of the PRC and the Company's results of operations in the PRC are subject to the economic and political situation in the PRC.

  The operations of the Company's production facilities in Shenzhen, China may be adversely affected by changes in the laws and regulations of the PRC (or the interpretation thereof), such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. The Company currently exports all the products manufactured at its production facilities in Shenzhen, China. Accordingly, the Company is not subject to certain PRC taxes and is exempt from customs duties on imported raw materials and exported products. There is no assurance, however, that the Company will not become subject to PRC taxes or will not be required to pay customs duties in the future. In the event that the Company is required to pay PRC taxes or customs duties, the Company's results of operations could be materially and adversely affected. The Company believes that its operations in Shenzhen, China are in compliance with applicable PRC legal and regulatory requirements. However, there can be no assurance that the central or local governments of the PRC will not impose new, stricter regulations or interpretations of existing regulations which would require additional expenditures.

  The economy of the PRC differs from the economies of many countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self- sufficiency, rate of inflation and balance of payments position, among others. In the past, the economy of the PRC has been primarily a planned economy subject to State plans. Since 1978, the PRC government has been reforming the PRC's economic and political systems. Such reforms have resulted in significant economic growth and social change. There can be no assurance, however, that the PRC government's policies for economic reforms will be consistent or effective. The Company's results of operations and financial position may be adversely affected by changes in the PRC's political, economic or social conditions.

  The Company maintains its principal executive offices, a sales office and JIT warehouse in Hong Kong and its general invoicing and accounting functions are centralized at its offices in Hong Kong. On July 1, 1997, sovereignty over Hong Kong reverted from the United Kingdom to the PRC, and Hong Kong has become a Special Administrative Region ("SAR") of the PRC. The Joint Declaration signed by the PRC government and the government of the United Kingdom on December 19, 1984 (the "Joint Declaration") provides that the basic policies of the PRC regarding Hong Kong will be stipulated in the basic law of Hong Kong which was enacted by the National People's Congress of the PRC on April 4, 1990 (the "Basic Law"). Although the Basic Law provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the general economic position of Hong Kong, and the Company's results of operations and financial condition, will not be adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong.

Deterioration of Economic Conditions in the Asia Pacific Region

  A significant amount of the Company's sales are made in Hong Kong, Singapore, the Philippines and other countries in East and Southeast Asia (the "Asia Pacific Region"). Accordingly, the Company's financial condition and results of operations and market price of the Shares may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic, diplomatic or social developments in or affecting the Asia Pacific Region, which are not within the control of the Company. In recent months, many countries in the Asia Pacific Region have experienced considerable currency volatility and depreciation, high interest rates, stock market volatility and declining asset values which have contributed to net foreign capital outflows, an increase in the number of insolvencies and a decline in business and consumer spending.

  Recent economic developments in the Asia Pacific Region could have a material adverse effect on the Asia Pacific Region's business and consumer demand for products that use semiconductor and electronics devices. Such demand generally rises as the overall level of economic activity increases and falls as such activity decreases. In addition, the recent currency devaluations in the Asia Pacific Region could result in accelerated price erosion of semiconductor and electronic products as products manufactured in countries whose currencies have devalued significantly against the US dollar become less expensive in US dollar terms. Any adverse effect on the global semiconductor and electronics industries as a result of slower demand for products in the Asia Pacific Region or accelerated product price erosion arising from currency devaluations in the Asia Pacific Region could have a material adverse effect on the Company's financial condition or results of operations, especially if current business and economic conditions in the Asia Pacific Region continue or deteriorate further.

Relationship with Principal Shareholder and Potential Conflicts of Interests

  Mr. T.L. Li, through his ownership of all of the outstanding shares of Luckygold 18A Limited ("Luckygold"), a company incorporated in the British Virgin Islands, beneficially owns approximately 58.6% of the outstanding Shares. Mr. T.L. Li is in a position to substantially influence actions that require shareholders' approval, including the timing and payment of dividends and certain other actions to be taken by the Company, and the election of the Board of Directors of the Company. In addition, certain members of the Company's Board of Directors serve as directors of companies in the QPL Holdings Group. See "Directors and Officers of the Registrant" and "Interest of Management in Certain Transactions."

  A significant portion of the Company's net sales historically has been and is expected to continue to be made to companies controlled by Mr. T.L. Li, a principal beneficial shareholder of the Company through his ownership of all of the outstanding shares of Luckygold, including ASAT, QPL and other companies in the QPL Holdings Group, which together accounted for approximately 20.9%, 16.1% and 16.3% of the Company's net sales in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. Accordingly, any adverse development in the operations, competitive position or customer base of ASAT, QPL or other companies in the QPL Holdings Group or the Company's relationship with the companies in the QPL Holdings Group could have a material adverse effect on the results of operations and financial condition of the Company. See "--Customers" and "Interest of Management in Certain Transactions." EEMS Italia S.p.A. ("EEMS"), a memory IC assembly and test company, has acted as the Company's sales agent in Europe since 1995. Mr. T.L. Li may take actions as the controlling shareholder of the companies in the QPL Holdings Group and as the controlling shareholder of EEMS that are not in the best interests of the Company or its shareholders.

Potential Difficulties in Protecting Shareholder Rights

  The Company's corporate affairs are governed by its Memorandum of Association and Bye-laws and by the laws governing corporations incorporated in Bermuda. The rights of shareholders of the Company and the responsibilities of members of the Company's Board of Directors under Bermuda law are different from those applicable to a corporation incorporated in the United States and, therefore, the shareholders of the Company may have more difficulty in protecting their interests in connection with actions by the management, members of the Company's Board of Directors or controlling shareholders of the Company than they would as shareholders of a corporation incorporated in the United States.

ITEM 2. DESCRIPTION OF PROPERTY

  The Company's principal executive offices are located in Units 3, 4, 5 and 7, 37th Floor, Wharf Cable Tower, 9 Hoi Shing Road, Tsuen Wan, N.T., Hong Kong and its telephone number is (852) 2402-5100.

  The Company's main production facilities are located in Shenzhen, China in a plant with a total floor space of approximately 305,000 square feet. The plant is equipped with injection molding machines, extruders, carrier tape machines, mixing machines, ultra-sonic welding machines and other machinery and equipment.

  In addition to its production facilities in Shenzhen, China, the Company also maintains production facilities located in Penang, Malaysia, with a total floor space of approximately 3,500 square feet, which process tubes extruded at the Company's Shenzhen facilities.

  The Company is planning further expansion of its production capacity in Shenzhen, China and has commenced the construction of an additional plant to be located approximately three miles from the existing production facilities. The new plant is expected to be operational by Fiscal 2000 and has a planned floor space of approximately 800,000 square feet. See "Description of Business--Risks and Uncertainties--Management of Expansion."

  The Company maintains a tooling shop on the premises of its production facilities in Shenzhen, China which is capable of producing the molds used in the Company's production, dies and tooling for sale, and spare parts for equipment used in its production process. The in-house tooling machinery and equipment (including computer numeric control ("CNC") electronic discharge machines ("EDMs"), CNC wire cut machines, milling machines and miscellaneous lathes, planers, surface grinders and drill presses) account for approximately half of the Company's capital investment in its facilities in Shenzhen, China. As of March 31, 1998, the tooling shop, with a total floor space of approximately 80,000 square feet, employed 157 tool makers.

  The Company's existing facilities in Shenzhen, China are, and the Company's additional facilities in Shenzhen, China will be, operated pursuant to processing agreements with unaffiliated PRC companies. Such facilities are, or will be, located on land which is leased from the PRC government by Warden Development Ltd. ("Warden"), a wholly-owned subsidiary of the Company, under land use certificates and agreements with terms of fifty years. The buildings comprising the facilities are owned by Warden. The land and the buildings are in turn leased by Peak (HK) from Warden under a two-year lease commencing April 1995 which in April 1997 was automatically renewed for another two years on the same terms. The machinery and equipment in the facilities are owned by Peak (HK). Under current PRC law, all land belongs to the government, and individuals and enterprises may only lease land from the government.

  As of March 31, 1998, substantially all of the Company's fixed assets and inventories were located in the PRC. The operations of the Company's production facilities in Shenzhen, China may be adversely affected by changes in the laws and regulations of the PRC (or the interpretation thereof), such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. The Company's results of operations and financial condition may be adversely affected by changes in the PRC's political, economic and social conditions. See "Description of Business--Risks and Uncertainties--Concentration of Operations in the PRC."

ITEM 3. LEGAL PROCEEDINGS

  The Company is not involved in any legal proceedings which the Company believes would, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

ITEM 4. CONTROL OF REGISTRANT

  The following table sets forth certain information regarding the ownership of Shares as of March 31, 1998 by (i) each person who is known by the Company to own more than 10.0% of its Shares and (ii) all directors and executive officers of the Company as a group.

                                                              SHARES OWNED AS
                                                             OF MARCH 31, 1998
                                                             -----------------
IDENTITY OF PERSON OR GROUP                                   NUMBER   PERCENT
Luckygold(1)................................................ 7,888,038  58.6%
All directors and executive officers as a group (9
 persons)(2)................................................ 7,888,038  58.6%

----------
(1)Mr. T.L. Li is the sole shareholder of Luckygold.
(2)Includes shares held by Mr. T. L. Li through Luckygold.

ITEM 5. NATURE OF TRADING MARKET

  Effective October 31, 1997, the Shares began to trade on Nasdaq under the symbol "PEAKF". Prior to October 31, 1997, the Shares traded on Nasdaq under the symbol "PITLF". Public trading of the Shares commenced on June 20, 1997. Prior to that time, there was no public market for the Shares. The following table sets forth the high and low sale prices for the Shares as reported by Nasdaq for the periods indicated:

                                                                PRICE RANGE
                                                                 OF COMMON
                                                                   STOCK
                                                                ----------------
                                                                HIGH       LOW
   Year Ending March 31, 1998:
     1st Quarter (from June 20, 1997).......................... $12 3/4  $11 7/8
     2nd Quarter...............................................  26 1/8   10 7/8
     3rd Quarter...............................................  31 1/2   15 1/8
     4th Quarter...............................................  25 7/8   18 1/2
   Year Ending March 31, 1999:
     1st Quarter (through June 11, 1998)....................... $25 5/16 $12 1/4

  On June 11, 1998 the reported last sale price of the Shares on Nasdaq was $12 1/4 per Share. As of June 11, 1998, there were 7 holders of record of the Shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  The Company has been designated as non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the free transferability of the Shares has been obtained subject to the Shares being listed on the Nasdaq National Market.

  IT MUST BE DISTINCTLY UNDERSTOOD THAT, IN GRANTING SUCH PERMISSION, THE BERMUDA MONETARY AUTHORITY WILL ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY SCHEMES OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

  The transfer of Shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Shares within the current authorized share capital of the Company after the completion of the Offering to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder subject to such Shares being listed on the Nasdaq National Market. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

  There are no limitations on the rights of holders of the Shares who are non-resident in Bermuda for exchange control purposes to hold or vote their Shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Shares, other than in respect of local Bermuda currency. The Company does not anticipate that it will transact business or make payments of dividends or other distributions in the local Bermuda currency.

  In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect to the proper administration of any such trust.

  The Company will not take notice of any other trust applicable to any of its Shares whether or not it has notice of such trust.

  As an exempted company, the Company is exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

ITEM 7. TAXATION

  The following is a summary of certain Bermuda and United States federal income tax considerations for purchasers of Shares pursuant to the Offering. This summary does not discuss all aspects of taxation which may be important to particular shareholders of the Company in light of their individual investment circumstances, such as Shares held by shareholders of the Company subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and tax-exempt organizations) or to persons who will hold the Shares as a position in a "straddle" or as part of a "hedging" transaction or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This discussion is not exhaustive of all possible tax considerations and shareholders of the Company are urged to consult their tax advisors regarding the overall tax consequences of the purchase, ownership and disposition of the Shares.

BERMUDA TAXATION

  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income or on any capital asset, gain or appreciation, or any tax in the nature of an estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company until March 28, 2016. This assurance does not, however, prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased to the Company or to persons ordinarily resident in Bermuda.

  As an exempted company, the Company is liable to pay to the Bermuda government an annual registration fee not exceeding Bermuda dollars 26,500 per annum calculated on a sliding scale basis by reference to its authorized share capital plus any share premium.

UNITED STATES FEDERAL INCOME TAXATION

  The following is a summary of certain United States federal income tax considerations for purchasers of Shares pursuant to the Offering and is for general information purposes only. This summary is based upon existing United States federal income tax law, which is subject to change, possibly retroactively. This summary does not discuss any state or local tax considerations. In addition, except to the extent described below, this summary does not discuss the tax consequences to investors who are not "U.S. Holders" (as defined below). This summary assumes that investors will hold their Shares as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership and disposition of the Shares.

  For purposes of this summary, a "U.S. Holder" is a beneficial owner of Shares that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate whose income is includible in gross income for United States federal income tax purposes without regard to the source of its income or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

 U.S. HOLDERS

  Dividends

  Any cash distributions paid by the Company out of earnings and profits, as determined under United States federal income tax principles, will be subject to United States federal income tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder when such distributions are received in an amount equal to the gross amount (i.e., before any withholding taxes) of the dividend. Cash distributions in excess of the earnings and profits of the Company will be treated as a return of capital to the extent of the U.S. Holder's adjusted tax basis in its Shares, which will not be subject to tax, and thereafter as gain from the sale or exchange of a capital asset. Dividends paid in Bermuda dollars will be includible in income in a United States dollar amount based on the United States dollar-Bermuda dollar exchange rate prevailing at the time of receipt of such dividends regardless of whether payment is in fact converted into United States dollars at that time. Such dividend income will constitute foreign source income for United States federal income tax credit purposes and will not be eligible for the dividends received deduction allowed to corporations.

  Sale or Other Taxable Disposition

  A U.S. Holder will recognize capital gain or loss upon the sale, exchange or other taxable disposition (collectively, a "disposition") of Shares in an amount equal to the difference between the amount realized upon such disposition and the U.S. Holder's adjusted tax basis in such Shares. Net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual holder upon the disposition of Shares that have been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by a holder upon the disposition of Shares that have been held for more than 12 months but for not more than 18 months will be subject to tax at a rate not to exceed 28%, and net capital gain recognized from the disposition of Shares that have been held for 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will be subject to tax at the ordinary income tax rates applicable to corporations.

  Capital gain recognized upon the disposition of Shares will generally be treated as United States source income for United States federal income tax purposes. Under current law, it is unclear whether any capital loss recognized upon the disposition of Shares would be treated as foreign or United States source loss for United States federal income tax purposes.

 FOREIGN PERSONAL HOLDING COMPANY RULES

  The Company would be a foreign personal holding company ("FPHC") for any taxable year in which, at any time during the year, more than 50% of the voting power or value of the Company's stock is owned, directly or pursuant to rules of attribution, by or for five or fewer individuals who are citizens or residents of the United States ("U.S. Group").

  Mr. T.L. Li is treated as owning 58.6% of the outstanding Shares for purposes of the FPHC rules. If Mr. Li or his spouse were to become a U.S. citizen or resident, Shares owned by Mr. Li would be taken into account in determining the existence of a U.S. Group. Moreover, if a member of Mr. Li's family, or any individual partner of any partnership of which if Mr. Li is a partner, were to own one or more Shares and were or were to become a U.S. citizen or resident, Shares considered owned by Mr. Li would be considered owned by such family member or partner in determining the existence of a U.S. Group. Although the Company believes that no U.S. Group presently exists, there can be no assurance that a U.S. Group will not exist in the future. The Company does not intend to assess whether a U.S. Group exists in any taxable year.

  If the Company were a FPHC, each U.S. Holder who, or that, owned Shares on the last day of the Company's taxable year, or, if earlier, the last day of its taxable year on which a U.S. Group existed with respect to the Company, would be required to include in gross income, as a dividend, such U.S. Holder's pro rata share of the Company's undistributed taxable income, subject to certain adjustments. In addition, an individual U.S. Holder who acquires Shares from a decedent would be denied the step-up of tax basis of such Shares to fair market value on the decedent's date of death which would otherwise be available and instead would have a tax basis equal to the lower of fair market value or the decedent's tax basis.

 NON-U.S. HOLDERS

  Dividends received or any gains recognized on the disposition of Shares by an investor which is not a U.S. Holder will not be subject to U.S. federal income taxation unless such dividends or gains are treated as effectively connected with the conduct by such holder of a trade or business in the United States or, in the case of gains derived by an individual, such individual is present in the United States for 183 days or more and certain other requirements are satisfied.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated income statement data for the years ended March 31, 1996, 1997 and 1998 and the selected consolidated balance sheet data as of March 31, 1997 and 1998 set forth below are derived from the Company's audited financial statements included elsewhere herein and should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto. The selected consolidated income statement data for the years ended March 31, 1994 and 1995 and the selected consolidated balance sheet data as of March 31, 1994, 1995 and 1996 set forth below are derived from the Company's audited financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

  The consolidated financial data set forth below have been presented as if the Company, which was incorporated on January 3, 1997, had been in existence for all periods presented and 100% of Peak (HK) and other subsidiaries of the Company had been transferred to the Company and that they had been consolidated for Fiscal 1994 and subsequent years. The consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto, included elsewhere herein.

                                           YEARS ENDED MARCH 31,
                           ----------------------------------------------------------
                              1994        1995        1996        1997        1998
                                     (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Net sales.................    $27,787     $35,115     $54,944     $57,594     $73,705
Cost of goods sold........    (16,460)    (27,593)    (33,931)    (32,676)    (41,048)
                              -------     -------     -------     -------     -------
Gross profit..............     11,327       7,522      21,013      24,918      32,657
Operating expenses:
  General and
   administrative and
   research and
   development............     (2,632)     (2,616)     (5,385)     (4,730)     (6,194)
  Selling and marketing...       (936)     (1,802)     (3,294)     (4,198)     (5,487)
                              -------     -------     -------     -------     -------
Income from operations....      7,759       3,104      12,334      15,990      20,976
Other income..............        276         234       1,133          83         926
Net interest (expense)
 income...................        (80)       (405)       (750)     (1,320)        517
                              -------     -------     -------     -------     -------
Income before income
 taxes....................      7,955       2,933      12,717      14,753      22,419
Provision for income
 taxes....................       (498)       (192)     (1,227)     (1,236)     (1,825)
                              -------     -------     -------     -------     -------
Net income................    $ 7,457     $ 2,741     $11,490     $13,517     $20,594
                              =======     =======     =======     =======     =======
Dividends paid............    $ 1,941     $   --      $ 9,719     $ 1,294     $    --
Earnings per Share:
  Basic...................    $  0.71     $  0.26     $  1.10     $  1.29     $  1.61
                              =======     =======     =======     =======     =======
  Diluted.................    $  0.71     $  0.26     $  1.10     $  1.29     $  1.59
                              =======     =======     =======     =======     =======
Shares outstanding
 (basic)(1)............... 10,461,538  10,461,538  10,461,538  10,461,538  12,804,004

                                              AS OF MARCH 31,
                           ----------------------------------------------------------
                              1994        1995        1996        1997        1998
BALANCE SHEET DATA:                            (IN THOUSANDS)
  Cash and cash
   equivalents............  $ 1,180     $ 1,828     $   924     $ 1,814     $19,214
  Total assets............   24,288      35,210      38,423      53,795      89,540
  Short-term debt(2)......   11,868      13,879      19,156      21,170          89
  Long-term debt..........        1         --          --          --          --
  Shareholders' equity....    9,255      11,701      13,960      26,272      77,582

---------------------
(1) Shares outstanding for each period presented (except for Fiscal 1998) is based on 10,461,538 Shares outstanding prior to the Company's initial public offering in June 1997, after giving effect to the Restructuring. Shares outstanding in Fiscal 1998 is based on the weighted average number of Shares and common stock equivalents outstanding during such period.
(2) Short-term debt consists of bank borrowings, amount due to shareholder and current portion of long-term debt (except as of March 31, 1997 and 1998, for which short-term debt consists only of bank borrowings).

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following information is based on, and should be read in conjunction with, the consolidated financial statements of the Company and the related notes thereto included elsewhere herein.

GENERAL

  The Company produces matrix trays, shipping tubes, reels and carrier tape for the storage, transportation and automatic handling of semiconductor devices and other electronic components. The Company also produces leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, the Company sells recycled matrix trays and reels under the trade name "SemiCycle." In Fiscal 1998, all of the Company's sales were made to customers located in Asia, North America and Europe. See "Description of Business--Sales and Marketing."

  In recent years, the Company has experienced a significant increase in demand for its products as a result of growth in the global semiconductor and electronics industries. Unit volume of semiconductor and electronic components shipped is an important determinant of demand for the Company's products. There has been an industry trend to integrate more semiconductors and electronic components onto a single chip, which could in the future have an adverse effect on the Company's results of operations or financial condition. The Company's consolidated net sales increased by 28.0% to $73.7 million in Fiscal 1998 compared to $57.6 million in Fiscal 1997, and its consolidated net income increased by 52.4% to $20.6 million in Fiscal 1998, compared to $13.5 million in Fiscal 1997. During the last three years, the Company's consolidated net sales have increased from $54.9 million in Fiscal 1996 to $57.6 million in Fiscal 1997 and to $73.7 million in Fiscal 1998, and its consolidated net income has increased from $11.5 million in Fiscal 1996 and to $13.5 million in Fiscal 1997 and to $20.6 million in Fiscal 1998. The Company believes that its growth has largely been attributable to the implementation of its business strategy. In Fiscal 1998, the Company's gross margin increased to 44.3%, compared to 43.3% in Fiscal 1997, and the Company's operating margin increased to 28.5%, compared to 27.8% in Fiscal 1997.

  The Company has expanded its production capacity significantly in recent years and expects to continue to expand capacity in future periods with the construction of an additional facility in Shenzhen, China, which is expected to be operational by Fiscal 2000. Depreciation expense increased 40.4% from $3.6 million in Fiscal 1997 to $5.0 million in Fiscal 1998. The Company expects that depreciation expense will increase correspondingly with the increase in value of property, plant and equipment. As of the date of this Annual Report, the Company has expended approximately $3.7 million of $33.0 million budgeted over the next two years for the construction of the new facility in Shenzhen, China. See "--Liquidity and Capital Resources."

RESULTS OF OPERATIONS

  The following table sets forth, for the years indicated, certain income statement items for the Company as a percentage of net sales.

                                                      YEARS ENDED MARCH 31,
                                                     -------------------------
                                                      1996     1997     1998
Net sales...........................................   100.0%   100.0%   100.0%
Cost of goods sold..................................   (61.8)   (56.7)   (55.7)
                                                     -------  -------  -------
Gross profit........................................    38.2     43.3     44.3
Operating expenses:
  General and administrative and research and
   development......................................    (9.8)    (8.2)    (8.4)
  Selling and marketing.............................    (6.0)    (7.3)    (7.4)
                                                     -------  -------  -------
Income from operations..............................    22.4     27.8     28.5
                                                     -------  -------  -------
Income before income taxes..........................    23.1     25.6     30.4
Provision for income taxes..........................    (2.2)    (2.1)    (2.5)
                                                     -------  -------  -------
Net income..........................................    20.9%    23.5%    27.9%
                                                     =======  =======  =======

FISCAL 1998 COMPARED TO FISCAL 1997

  Net Sales. Net sales increased by 28.0% to $73.7 million in Fiscal 1998 from $57.6 million in Fiscal 1997, primarily as a result of an increase in the volume of the Company's tray products, tube products, reels, carrier tape and other products sold. The increase in the Company's net sales was also partially attributable to slightly higher average sales prices of the Company's products.

  Gross Profit. Gross profit increased by 31.1% to $32.7 million in Fiscal 1998 from $24.9 million in Fiscal 1997. Cost of goods sold increased by 25.6% to $41.0 million in Fiscal 1998 from $32.7 million in Fiscal 1997. The Company's gross margin improved to 44.3% in Fiscal 1998 from 43.3% in Fiscal 1997, primarily as a result of lower raw material costs and the increased proportion of the Company's product mix represented by tape and reel products, which tend to generate higher gross margins than trays or tubes.

  Income from Operations. Operating income increased by 31.2% to $21.0 million in Fiscal 1998 from $16.0 million in Fiscal 1997. The Company's operating margin improved to 28.5% in Fiscal 1998 from 27.8% in Fiscal 1997, primarily as a result of improvements in the Company's gross margin, partially offset by an increase in operating expenses.

  General and Administrative and Research and Development Expenses. General and administrative and research and development expenses increased by 31.0% to $6.2 million in Fiscal 1998 from $4.7 million in Fiscal 1997 primarily due to an increase in research and development expenses incurred in connection with the continuing development of the Company's tape and reel product line. General and administrative and research and development expenses increased as a percentage of total sales to 8.4% in Fiscal 1998 from 8.2% in Fiscal 1997, primarily due to an increase in sales.

  Selling and Marketing Expenses. Selling and marketing expenses increased by 30.7% to $5.5 million in Fiscal 1998 from $4.2 million in Fiscal 1997, primarily as a result of additional staff hired in connection with the expanded sales and marketing of the Company's existing products as well as new products such as tape and reel products.

  Net Income. Net income increased by 52.4% to $20.6 million in Fiscal 1998 from $13.5 million in Fiscal 1997. Net income as a percentage of sales improved to 27.9% in Fiscal 1998 from 23.5% in Fiscal 1997. This increase reflected the foregoing factors, as well as a decrease in interest expense for short-term bank borrowings and an increase in other income (including interest on deposits) due to increased funds available from the Company's initial public offering in June 1997.

 FISCAL 1997 COMPARED TO FISCAL 1996

  Net Sales. Net sales increased by 4.8% to $57.6 million in Fiscal 1997 from $54.9 million in Fiscal 1996. Net sales of trays increased by $1.2 million over the period reflecting the effects of a 16.3% increase in sales volume, substantially offset by a 11.1% decrease in average realized sales price. The increase in the aggregate sales volume of the Company's tray products reflected principally an increase in sales volume of recycled, low temperature and non-bakeable trays, partially offset by decreases in the sales volume of high temperature trays. Average realized sales price for the Company's tray products decreased in the period reflecting principally a decrease in the average realized sales price for recycled trays and high temperature trays, partially offset by increases in the average realized sales price for the Company's other tray products. The average realized price for recycled trays decreased primarily as a result of a change in the product mix of the Company's recycled trays reflecting increased sales of lower-priced low temperature trays, principally in Taiwan and Japan. Net sales of tubes decreased 18.5% to $8.6 million in Fiscal 1997 from $10.5 million in Fiscal 1996, while net sales of reels increased by 52.7% to $2.1 million in Fiscal 1997 from $1.4 million in Fiscal 1996, reflecting an increase in the proportion of the Company's product mix represented by newer products such as reels.

  Gross Profit. Gross profit increased 18.6% to $24.9 million in Fiscal 1997 from $21.0 million in Fiscal 1996. Cost of goods sold decreased 3.7% to $32.7 million in Fiscal 1997 from $33.9 million in Fiscal 1996.

Such decrease resulted primarily from lower raw material costs due principally to lower volumes of raw materials purchased by the Company as a result of an increase in the use of recycled materials in manufacturing using the Company's proprietary processes and production techniques. In addition, raw material costs were lower in Fiscal 1997 compared to Fiscal 1996 as a result of the lower average price of PVC resin. The Company's gross margin improved to 43.3% in Fiscal 1997 from 38.2% in Fiscal 1996 primarily as a result of lower raw material costs and the increased proportion of the Company's product mix represented by reels, which tend to generate higher gross margin than tubes (which represented a lower proportion of the Company's product mix in Fiscal 1997 compared to Fiscal 1996).

  Income from Operations. Income from operations increased by 29.6% to $16.0 million in Fiscal 1997 from $12.3 million in Fiscal 1996. The Company's operating margin improved to 27.8% in Fiscal 1997 from 22.4% in Fiscal 1996 primarily as a result of improvements in the Company's gross margin, partially offset by an increase in selling and marketing expenses.

  General and Administrative and Research and Development Expenses. General and administrative and research and development expenses decreased 12.2% to $4.7 million in Fiscal 1997 from $5.4 million in Fiscal 1996 primarily as a result of reduced collection and administrative expenses relating to the Company's recycling operations in the United States as the Company began purchasing recycled trays collected by the SemiCycle Foundation instead of collecting such trays itself. See "Interest of Management in Certain Transactions."

  Selling and Marketing Expenses. Selling and marketing expenses increased 27.4% to $4.2 million in Fiscal 1997 from $3.3 million in Fiscal 1996 primarily as a result of additional staff hired in connection with the sales and marketing of new products such as tape and reel products.

  Net Income. Net income increased 17.6% to $13.5 million in Fiscal 1997 from $11.5 million in Fiscal 1996. This increase reflected the foregoing factors, as well as a decrease in the Company's effective tax rate to 8.4% in Fiscal 1997 compared to 9.6% in Fiscal 1996, partially offset by an increase in interest expense to $1.4 million in Fiscal 1997 from $0.8 million in Fiscal 1996. The decrease in the effective tax rate was due primarily to the effects of a lower proportion of the Company's profits in Fiscal 1997 accounted for by its operations located in the United States, which have higher applicable tax rates. The increase in interest expense was due to the increase in bank borrowings incurred for working capital purposes.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically met a significant portion of its cash requirements from cash flow from operations and, prior to its initial public offering in June 1997, shareholder loans, generally at no interest, from Mr. T.L. Li, as well as short-term bank loans guaranteed by Mr. T.L. Li. The Company's primary uses of cash have been to fund capital expenditures related to the expansion of its facilities and operations, dividend payments and working capital requirements. The Company intends to continue to retain its earnings to finance the development and expansion of its business operations and does not intend to pay dividends for the foreseeable future. The Company's net cash provided by operating activities was $15.5 million in Fiscal 1998, compared to $9.5 million in Fiscal 1997 and $6.8 million in Fiscal 1996.

  The Company incurred capital expenditures of $14.5 million for the acquisition of new equipment in the Company's current facility and $1.2 million for the construction of an additional facility in Shenzhen, China during Fiscal 1998. The Company incurred capital expenditures of $7.2 million in Fiscal 1997 and $4.6 million in Fiscal 1996, primarily for the acquisition of new equipment in the Company's current facility. See Note 14 of Notes to Consolidated Financial Statements. As of March 31, 1998, the Company had commitments for capital expenditures of $0.3 million. In connection with the Company's construction of an additional facility in Shenzhen, China and the acquisition of equipment for such new facility, the Company has budgeted aggregate capital expenditures of approximately $33.0 million for Fiscal 1999 and Fiscal 2000. The new facility is expected to be operational by Fiscal 2000. As of the date of this Annual Report, the Company has expended approximately $3.7 million of such budgeted amount. The actual amounts of capital expenditures may vary substantially from those budgeted or estimated for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, the Company plans to continue to expand capacity in future periods from cash on hand, including the proceeds of its June 1997 initial public offering, cash flow from operations and new bank borrowings as required.

  As of March 31, 1998, the Company had total outstanding indebtedness of $0.09 million, representing unsecured bank borrowings. These bank borrowings are at floating interest rates which, as of March 31, 1998, had a weighted average rate of 9.2%. Mr. T.L. Li no longer guarantees any of the Company's bank loans or overdrafts. Neither the Company's ability to obtain bank financing nor its cost of funds has been materially affected. As of March 31, 1998, the Company had available certain unused short-term lines of credit. See
Note 6 of Notes to Consolidated Financial Statements.

  From time to time, the Company may evaluate possible investments or acquisitions and may, if a suitable opportunity arises, make such an investment or acquisition. The Company currently has no commitments to make any material investments or acquisitions.

PVC RESIN PRICE

  PVC resin, the principal raw material used in the manufacture of tubes, together with additives used in the manufacture of tubes accounted for 22.2%, 24.2% and 17.4% of the Company's total raw material costs in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively. While the Company believes that, principally as a result of increased production capacity by suppliers, a severe shortage in the supply of PVC resin is unlikely to occur in the foreseeable future, there can be no assurance that such shortage will not occur. Any price increases would result in higher costs, which could have a material adverse effect on the Company's results of operations and financial condition. The Company currently maintains approximately two to three months stock of PVC resin and other raw materials used in its production processes, and increases such stock when it believes prices are favorable. The Company does not, and does not intend to, enter into futures contracts or use any financial instruments to hedge its exposure to fluctuations in the price of PVC resin or other raw materials used in its production processes.

CURRENCY EXCHANGE RATE FLUCTUATIONS

  The Company's sales are denominated primarily in US Dollars while its costs of goods sold are generally incurred in US Dollars, Hong Kong Dollars and Renminbi, and its operating expenses are generally denominated in Renminbi, Hong Kong Dollars, US Dollars and Malaysian Ringgit. In addition, a substantial portion of the Company's capital expenditures, primarily for the purchase of equipment, has been and is expected to continue to be denominated in US Dollars, Japanese Yen and Malaysian Ringgit. Consequently, a portion of the Company's costs and operating margins may be affected by fluctuations in exchange rates, primarily between the US Dollar and other currencies. The Company's results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates or the imposition of new or additional currency controls in the jurisdictions in which it operates. Primarily in response to recent developments in the Southeast Asian currency markets, the Company from time to time engages in derivatives trading activities, such as entering into forward contracts, to hedge its currency exchange exposure. See Note 12 to the Notes to the Consolidated Financial Statements. In addition, many of the Company's competitors are located in countries whose currencies have devalued significantly against the US Dollar beginning in the second half of 1997. As a result of such devaluation, these competitors' products have become less expensive in US dollar terms. This reduction could result in the Company's customers purchasing products from these competitors rather than from the Company, which could have a significant adverse effect on the Company's net sales and results of operation.

HONG KONG PROFITS TAX

  Under the Hong Kong tax authority's Departmental Interpretation and Practice Notes, a company based in Hong Kong but with substantially all of its manufacturing operations located in the PRC conducted pursuant to a processing agreement entered into with a PRC company can enjoy profit apportionment through which only 50% of its manufacturing profit is subject to Hong Kong profits tax. Substantially all of the Company's manufacturing operations are located in Shenzhen, China and conducted pursuant to a processing agreement entered into with a PRC company. See "Description of Business--Employees." Effective April 1, 1998, the profits tax rate in Hong Kong is 16.0%, a change from the former profits tax rate, which was 16.5%. Under profits apportionment, only 50% of the profits of the Company is subject to Hong Kong profits tax and, as a result, the Company enjoys a lower effective tax rate than would otherwise be the case. Such tax concession has been granted based on an annual application by the Company and there can be no assurance that the Hong Kong tax authority will continue to grant such tax concession to the Company and other Hong Kong companies with manufacturing operations in China, or that the Company will not lose such concession in the future as a result of changes in Hong Kong tax law or the interpretation of such law. In the event that such tax concessions are unavailable to the Company, the Company's results of operations could be materially and adversely affected.

IMPACT OF THE YEAR 2000

  The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to "00." The issue is whether the computer system will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

  The Company has assessed its systems and believes them to be year 2000 compliant. In addition, the Company has received assurance from its major software vendors that the products used by the Company are year 2000 compliant. The failure of the systems of other companies on whose services the Company depends or with whom the Company's system interface, including the Company's significant customers, to be year 2000 compliant could have a material adverse effect on the Company, its results of operations and financial condition.


ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

  Members of the Board of Directors of the Company are elected by the shareholders of the Company. At each annual general meeting one-third of the Directors for the time being shall retire from office by rotation provided that the Chairman of the Board shall not, while holding such office, be subject to retirement by rotation. A retiring Director shall be eligible for re-election. The Board of Directors of the Company appoints the executive officers of the Company.

  The following table sets forth information with respect to the directors and executive officers of the Company.

NAME                       AGE                     POSITION
Mr. T.L. Li...............  45 Chairman of the Board and Chief Executive Officer
Mr. Robin Nicholson.......  42 Director
Mr. Francis Leung.........  43 Director
Mr. Hon Ying Ng...........  44 Director
Mr. Kong Chi Wong.........  40 Director
Mr. Richard M. Brook......  38 President and Chief Operating Officer; Director
Mr. Jerry Mo..............  39 Chief Financial Officer and Controller; Director
Mr. Mao Shi Khoo..........  36 Vice President
Mr. Steve R. Dezso........  33 Vice President

  Mr. T.L. Li has served as Chairman and Chief Executive Officer of the Company since 1990 and, through his ownership of all of the outstanding shares of Luckygold, holds the majority of the Company's outstanding

Shares. Mr. Li holds a Bachelor of Science degree in chemical engineering from the University of Wisconsin--Madison and has over 20 years of experience in the semiconductor industry. Mr. Li is the controlling shareholder of, and since 1981 has served as the Chairman of the Board of Directors of, QPL Holdings, a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange"). Mr. Li also owns 100% of EEMS, a memory IC assembly and test business based in Italy. See "Certain Transactions." Mr. Li is the brother-in-law of Mr. Jerry Mo.

  Mr. Robin Nicholson is a senior partner of Richards Butler, a law firm practicing in Hong Kong and London. He is qualified as a solicitor in Hong Kong and England and has over 15 years of securities law experience. He is also director of a number of companies listed on The Hong Kong Stock Exchange including QPL Holdings and Evergo China Holdings Limited. Mr. Nicholson has been a director of the Company since January 1997.

  Mr. Francis Leung is a Director of BNP Prime Peregrine Securities Limited. He has over 17 years of experience in corporate finance. He is also a director of a number of companies listed on The Hong Kong Stock Exchange, including Beijing Enterprises Holdings Limited, Guangzhou Investment Company Limited, Shanghai Industrial Holdings Limited and Shum Yip Investment Limited. He has been a director of the Company since January 1997.

  Mr. Hon Ying Ng is a partner of Ng and Fang, a Hong Kong law firm. Mr. Ng holds a Bachelor of Arts degree from the University of Hong Kong. He was admitted to practice in Hong Kong in 1981. He commenced his own practice in 1983 and has been a partner of Ng and Fang since 1985. Mr. Ng has been a director of the Company since January 1997.

  Mr. Kong Chi Wong is a fellow member of the Association of Chartered Certified Accountants and an associated member of the Hong Kong Society of Accountants. He is a director of a number of companies listed on The Hong Kong Stock Exchange, including China Resources Beijing Land Limited, Yip's Hang Cheung (Holdings) Limited, Le Saunda Holdings Limited, World Houseware (Holdings) Limited and Kee Shing (Holdings) Limited. Mr. Wong holds a Bachelor of Science degree in economics from the London School of Economics and Political Science. Mr. Wong has been a director of the Company since January 1997.

  Mr. Richard M. Brook has served as President and Chief Operating Officer of the Company since 1995. He holds a Bachelor of Science degree in mechanical engineering from the University of Saskatchewan and a Master of Science degree in Engineering Management from Southern Methodist University. Before joining the Company in 1991, Mr. Brook had over nine years of experience in the semiconductor industry as an engineering manager at Texas Instruments. He holds two patents on semiconductor packaging and wafer processing, and helped develop palladium plated lead frames which allow for the elimination of solder from the semiconductor assembly and test process.

  Mr. Jerry Mo has served as the Chief Financial Officer and Controller of the Company since 1996. He holds a Bachelor of Science degree in accounting and data processing from Leeds University in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England & Wales and an associated member of the Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Mr. Mo joined the Company in November 1996. Prior to joining the Company, Mr. Mo worked as the Financial Controller for the Group Administration Division of Pacific Dunlop Ltd., a major industrial conglomerate in Australia, from 1992 to 1996. Mr. Mo is the brother-in-law of Mr. T.L. Li.

  Mr. Mao Shi Khoo has served as Vice President responsible for the manufacturing operations of the Company since 1995. He holds a Bachelor of Science degree in mechanical engineering from the University of Wisconsin. Mr. Khoo joined the Company in 1987. Prior to joining the Company, he worked for Advanced Micro Devices and Thomson-CSF from 1982 to 1987 in various audit and supervisory capacities.

  Mr. Steve R. Dezso has served as Vice President responsible for the United States operations of the Company since 1994. He holds a Bachelor of Science degree in electrical engineering from the University of

Texas. Mr. Dezso joined the Company in 1992. Prior to joining the Company, Mr. Dezso worked as an electronics design engineer for E-Systems, as a design consultant and as a marketing manager for NVE.

BOARD COMMITTEES

  The Board of Directors formed a Compensation Committee and an Audit Committee in February 1997. The Compensation Committee makes recommendations to the Board of Directors relating to salaries and other compensation for the Company's directors, officers and employees and administers the Share Option Plan. The members of the Compensation Committee are Messrs. Nicholson, Leung, Ng and Wong.

  The Audit Committee reviews the results and scope of the annual audit and other services provided by the Company's independent auditors, reviews and evaluates the Company's internal audit and control functions, and monitors transactions between the Company and its directors, officers, employees and other related parties. The members of the Audit Committee are Messrs. Ng and Wong.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The aggregate compensation paid or accrued in Fiscal 1998 and Fiscal 1997 to individuals serving as directors and executive officers of the Company, including bonuses and pension, retirement or similar benefits, was approximately $0.9 million and $1.0 million, respectively. Such compensation does not include dividends paid to Mr. T.L. Li in Fiscal 1997.

  In Fiscal 1998, none of the Company's directors and none of its executive officers received pension benefits as part of his compensation. The Company's contributions to such pension plans in Fiscal 1998 and Fiscal 1997 amounted to $13,913 and $5,407, respectively.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

SHARE OPTION PLAN

  The Company's executive share option plan (the "Share Option Plan") was adopted by the Board of Directors on March 18, 1997 and approved by the then sole shareholder on March 18, 1997.

  An aggregate of 700,000 Shares has been reserved for issuance under the Share Option Plan. Under the Share Option Plan, directors, officers, employees of, and advisors and consultants to, the Company or its affiliates may, at the discretion of the Compensation Committee of the Board of Directors which is responsible for administering the plan (the "Committee"), be granted options to purchase Shares at an exercise price determined by the Committee. The Committee has the discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant and vesting restrictions and other terms and conditions applicable to the exercise of any option. No participant in the Share Option Plan, however, may receive grants under the Share Option Plan in any calendar year which relate to more than 150,000 Shares. Under the Share Option Plan, the Committee may grant incentive stock options ("Incentive Stock Options"), non-qualified stock options, or both types of options. In the case of Incentive Stock Options, the terms and conditions of grants of such options comply with rules prescribed by
Section 422 of the United States Internal Revenue Code of 1986, as amended, and the regulations implementing such statute. Options granted under the Share Option Plan which are not Incentive Stock Options are non-qualified stock options. The Committee has the discretion to establish the exercise price per Share at the time each option is granted, which will not be less than the par value of a Share, except that in the case of an Incentive Stock Option, the exercise price will not be less than the fair market value of the underlying Shares on the date such option is granted. As of March 31, 1998, options relating to an aggregate of 537,375 Shares (150,314 of which Shares relate to options held by directors and officers of the Company) and 67,560 Shares (14,084 of which Shares relate to options held by directors and officers of the Company) have been granted under the Share Option Plan at an exercise price equal to $12.00 per Share and $19.375 per Share, respectively. Such options, if not exercised, will expire on March 17, 2007.

  The Board of Directors may amend or modify the Share Option Plan at any time. The Share Option Plan will terminate on March 17, 2007 unless sooner terminated by the Board of Directors.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  Mr. T.L. Li through his beneficial ownership of all of the outstanding shares of Luckygold, is the majority shareholder of the Company. Mr. T.L. Li owns approximately 40.0% of the outstanding shares of QPL Holdings, a company incorporated under Bermuda law and listed on The Hong Kong Stock Exchange. QPL Holdings is a holding company of a group of semiconductor companies which includes QPL, ASAT, Newport Wafer-Fab Limited, Worltek International Limited and Talent Focus Industries Limited and provides a wide range of outsourcing services, including leadframe manufacturing, IC assembly and testing and silicon wafer fabrication. In the leadframe manufacturing area, QPL Holdings manufactures both etched leadframes through QPL as well as stamped leadframes through Talent Focus Industries Limited, both based in Hong Kong. In the IC assembly and test area, QPL Holdings acquired ASAT in Hong Kong in 1989 and ASAT S.A. in France in 1993, and founded ASAT (U.K.) Ltd. in the United Kingdom in 1993. In addition, Worltek International Limited, a United States subsidiary of QPL Holdings, acts as sales agent for both QPL and ASAT, and provides IC testing services. In the wafer foundry area, QPL Holdings acquired Newport Wafer-Fab Limited in the United Kingdom through a two-step acquisition in 1992 and 1995. Mr. T.L. Li also owns 100% of the outstanding shares of EEMS, a memory IC assembly and test business based in Italy which acts as the Company's sales agent in Europe. See "Directors and Executive Officers of the Registrant."

  A significant portion of the Company's product sales has historically been and is expected to continue to be made to companies controlled by Mr. T.L. Li, which include QPL, ASAT and other subsidiaries of QPL Holdings. Product sales of the Company to the subsidiaries of QPL Holdings totaled approximately $11.5 million, $9.3 million and $12.0 million in Fiscal 1996, Fiscal 1997 and Fiscal 1998, respectively, which represented approximately 20.9%, 16.1% and 16.3% of the Company's net sales in the respective years. QPL and ASAT are customers of the Company and may engage in transactions from time to time with the Company that are material to the Company.

  In January 1995 and February 1995, the Company purchased certain fixed assets from ASAT at a total net book value of $0.6 million, which it resold to EEMS at the same net book value in February 1995. In November 1995, the Company purchased certain fixed assets from ASAT at a net book value of $0.3 million, which it resold to EEMS at the same net book value in November 1995.

  In the United States, the Company purchases used trays and reels collected by The SemiCycle Foundation, a Texas non-profit corporation which is a publicly supported organization exempt from federal income tax, as part of its recycling program. The Company leases office space and provides certain administrative and accounting services to The SemiCycle Foundation and has in the past advanced loans to such foundation to help meet its cash requirements. See Note 13 of Notes to Consolidated Financial Statements. Mr. Richard M. Brook, President and Chief Operating Officer of the Company, and Mr. Steve R. Dezso, Vice President of the Company responsible for United States operations, served as directors of The SemiCycle Foundation when it was organized in October 1995. Mr. Brook resigned as a director of The SemiCycle Foundation in December 1996.

  Before the Company's initial public offering in June 1997, Mr. T.L. Li advanced short-term shareholder loans to the Company upon request to help meet its cash requirements, both in his personal capacity and through companies owned by him, such as Six Sigma Finance Limited, a Hong Kong company. As of March 31, 1996, 1997 and 1998, the amount of such loans outstanding was $10.5 million, nil and nil, respectively. Mr. T.L. Li no longer makes shareholder loans to the Company. In addition, before the Company's initial public offering in June 1997, Mr. T.L. Li guaranteed bank loans and overdrafts for the benefit of the Company. As of March 31, 1996, 1997 and 1998, the aggregate amount of such bank loans and overdrafts was $8.7 million, $21.2 million and $0.1 million, respectively. Mr. T.L. Li no longer guarantees such bank loans or overdrafts. Neither the Company's ability to obtain bank financing nor its cost of funds has been materially affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.

  The Company reviews related party transactions on an ongoing basis and utilizes the Audit Committee of its Board of Directors for the review of potential conflicts of interest where appropriate. The Company's policy is to conduct transactions with its affiliates, including the companies in the QPL Holdings Group and The SemiCycle Foundation, on an arms-length basis.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

  Not applicable.

                                   PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

  None.

ITEM 16. CHANGE IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

  None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

  The Company is providing Financial Statements pursuant to Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

  See pages F-4 through F-20

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

  (a)Consolidated Financial Statements

  The following financial statements are filed as part of this annual report.

                                                                           PAGE
Independent Auditors' Report on the Consolidated Financial Statements for
 the years ended
 March 31, 1997 and 1998 ................................................  F-2
Independent Auditors' Report on the Consolidated Financial Statements for
 the year ended
 March 31, 1996..........................................................  F-3
Consolidated Balance Sheets as of March 31, 1997 and 1998................  F-4
Consolidated Statements of Income for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-5
Consolidated Statements of Shareholders' Equity for the years ended March
 31, 1996, 1997 and 1998.................................................  F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-7
Notes to Consolidated Financial Statements...............................  F-8

  (b)Exhibits

  No Exhibits not already on file.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
Independent Auditors' Report on the Consolidated Financial Statements for
 the years
 ended March 31, 1997 and 1998 ..........................................  F-2
Independent Auditors' Report on the Consolidated Financial Statements for
 the year
 ended March 31, 1996....................................................  F-3
Consolidated Balance Sheets as of March 31, 1997 and 1998................  F-4
Consolidated Statements of Income for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-5
Consolidated Statements of Shareholders' Equity for the years ended March
 31, 1996,
 1997 and 1998 ..........................................................  F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1996,
 1997 and 1998...........................................................  F-7
Notes to Consolidated Financial Statements...............................  F-8

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Peak International Limited

  We have audited the accompanying consolidated balance sheets of Peak International Limited and subsidiaries as of March 31, 1997 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Peak International Limited and subsidiaries as of March 31, 1997 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
May 7, 1998

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Peak International Limited

  We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Peak International Limited and subsidiaries for the year ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards applicable in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly in all material respects, the consolidated results of operations and consolidated cash flows of Peak International Limited and subsidiaries for the year ended March 31, 1996 in conformity with accounting principles generally accepted in the United States of America.

BDO Binder
Hong Kong
March 19, 1997

                           PEAK INTERNATIONAL LIMITED
                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  MARCH 31,
                                                               ---------------
                                                          NOTE  1997    1998
                         ASSETS
Current assets:
  Cash and cash equivalents..............................      $ 1,814 $19,214
  Investment in certificate of deposit...................          100     100
  Short-term marketable securities.......................   3    1,129     --
  Accounts receivable--trade.............................       10,251  10,141
  Inventories............................................   4   22,053  27,941
  Other receivables, deposits and prepayments............        1,348   1,521
  Amounts due from related companies.....................  13    1,356   4,275
                                                               ------- -------
      Total current assets...............................       38,051  63,192
Property, plant and equipment, net.......................   5   15,744  26,348
                                                               ------- -------
      Total assets.......................................      $53,795 $89,540
                                                               ======= =======
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank borrowings:                                          6
    --overdrafts and invoice financing...................      $ 9,208 $    89
    --bills payable......................................        5,489     --
    --other short-term loans.............................        6,473     --
                                                               ------- -------
                                                                21,170      89
  Accounts payable:
    --trade..............................................        1,767   3,763
    --property, plant and equipment......................           70     557
  Accrued liabilities and deposits.......................        1,356   2,578
  Income taxes payable...................................        2,477   3,800
  Amounts due to related companies.......................  13      309     353
                                                               ------- -------
      Total current liabilities..........................       27,149  11,140
Deferred income taxes....................................  10      374     818
Commitments and contingencies                              12
Shareholders' equity:
  Common stock, $0.01 par value; 100,000,000 shares
   authorized, 10,461,538 shares issued and outstanding
   as of March 31, 1997, and 13,461,538 shares issued and
   outstanding as of March 31, 1998......................          105     135
  Additional paid-in capital.............................        2,564  34,034
  Retained earnings......................................       23,523  44,117
  Cumulative translation adjustment......................           21    (704)
  Unrealized holding gain on marketable securities.......   3       59     --
                                                               ------- -------
      Total shareholders' equity.........................       26,272  77,582
                                                               ------- -------
      Total liabilities and shareholders' equity.........      $53,795 $89,540
                                                               ======= =======

   The accompanying notes are an integral part of these financial statements.

                           PEAK INTERNATIONAL LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   YEARS ENDED MARCH 31,
                                              ----------------------------------
                                         NOTE    1996        1997        1998
Net sales:
  --third parties.......................         $43,467     $47,910     $60,934
  --related companies...................  13      11,477       9,684      12,771
                                                 -------     -------     -------
                                                  54,944      57,594      73,705
Cost of goods sold......................         (33,931)    (32,676)    (41,048)
                                                 -------     -------     -------
Gross profit............................          21,013      24,918      32,657
Operating expenses:
  General and administrative and
   research and development.............          (5,385)     (4,730)     (6,194)
  Selling and marketing.................          (3,294)     (4,198)     (5,487)
                                                 -------     -------     -------
Income from operations..................          12,334      15,990      20,976
Other income, net.......................   7       1,133          83         926
Interest income.........................   8          15         105         907
Interest expense........................   9        (765)     (1,425)       (390)
                                                 -------     -------     -------
Income before income taxes..............  10      12,717      14,753      22,419
Provision for income taxes..............  10      (1,227)     (1,236)     (1,825)
                                                 -------     -------     -------
Net income..............................         $11,490     $13,517     $20,594
                                                 =======     =======     =======
Earnings per share
  Basic.................................         $  1.10     $  1.29     $  1.61
                                                 =======     =======     =======
  Diluted...............................         $  1.10     $  1.29     $  1.59
                                                 =======     =======     =======
Weighted average number of
 shares outstanding (basic).............      10,461,538  10,461,538  12,804,004
                                              ==========  ==========  ==========


   The accompanying notes are an integral part of these financial statements.

                           PEAK INTERNATIONAL LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              UNREALIZED
                                                                CUMULATIVE     HOLDING
                           COMMON STOCK    ADDITIONAL           TRANSLATION GAINS/(LOSSES)
                         -----------------  PAID-IN   RETAINED  ADJUSTMENT  ON MARKETABLE
                           SHARES   AMOUNT  CAPITAL   EARNINGS    ACCOUNT     SECURITIES    TOTAL
Balance as of March 31,
 1995................... 10,461,538  $105   $ 2,564   $ 9,529      $  (9)       $(488)     $11,701
Net income for the
 year...................        --    --        --     11,490        --           --        11,490
Dividend of $0.93 per
 share..................        --    --        --     (9,719)       --           --        (9,719)
Holding losses realized
 during the year upon
 disposal...............        --    --        --        --         --           488          488
                         ----------  ----   -------   -------      -----        -----      -------
Balance as of March 31,
 1996................... 10,461,538   105     2,564    11,300         (9)         --        13,960
Net income for the
 year...................        --    --        --     13,517        --           --        13,517
Dividend of $0.12 per
 share..................        --    --        --     (1,294)       --           --        (1,294)
Foreign currency
 translation............        --    --        --        --          30          --            30
Increase in unrealized
 holding gain for
 the year...............        --    --        --        --         --            59           59
                         ----------  ----   -------   -------      -----        -----      -------
Balance as of March 31,
 1997................... 10,461,538   105     2,564    23,523         21           59       26,272
Net income for the
 year...................        --    --        --     20,594        --           --        20,594
New issue of shares.....  3,000,000    30    31,470       --         --           --        31,500
Foreign currency
 translation............        --    --        --        --        (725)         --          (725)
Holding gain realized
 during the year upon
 disposal ..............        --    --        --        --         --           (59)         (59)
                         ----------  ----   -------   -------      -----        -----      -------
Balance as of March 31,
 1998................... 13,461,538  $135   $34,034   $44,117      $(704)       $ --       $77,582
                         ==========  ====   =======   =======      =====        =====      =======


   The accompanying notes are an integral part of these financial statements.

                           PEAK INTERNATIONAL LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                     YEARS ENDED MARCH 31,
                                                   ---------------------------
                                                     1996      1997     1998
Operating activities:
 Net income....................................... $ 11,490  $ 13,517  $20,594
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization..................    2,963     3,570    5,012
   Deferred income taxes..........................       11       (67)     444
   Gain on sale of long-term marketable
    securities....................................     (949)      --       --
   Loss on disposal/write-off of plant and
    equipment.....................................      891         3        7
   Gain on sale of short-term marketable
    securities....................................      --        (90)    (345)
 Changes in operating assets and liabilities:
  Accounts receivable--trade......................   (1,708)   (1,720)    (356)
  Inventories.....................................   (3,364)   (7,444)  (5,888)
  Other receivables, deposits and prepayments ....      880      (266)    (173)
  Bills payable...................................   (1,560)      306   (5,489)
  Accounts payable--trade.........................     (491)      567    1,996
  Accrued liabilities and deposits................       27      (554)   1,222
  Amounts due from/to related companies...........   (2,461)      (12)  (2,875)
  Income taxes payable............................    1,063     1,666    1,323
                                                   --------  --------  -------
   Net cash provided by operating activities......    6,792     9,476   15,472
                                                   --------  --------  -------
Investing activities:
 Purchase of marketable securities................     (328)   (1,592)     --
 Proceeds on sale of plant and equipment..........       72       --       --
 Acquisition of property, plant and equipment.....   (7,156)   (8,050) (15,244)
 Decrease in deposits for acquisition of property,
  plant and equipment.............................       99       --       --
 Proceeds from sale of short-term marketable
  securities......................................      --        612    1,415
 Purchase of investment in certificate of
  deposit.........................................     (100)      --       --
 Purchase of investment held to maturity..........      --        --   (11,003)
 Maturity of investment held to maturity..........      --        --    11,003
                                                   --------  --------  -------
   Net cash used in investing activities..........   (7,413)   (9,030) (13,829)
                                                   --------  --------  -------
Financing activities:
 Proceeds from/(repayment of) short-term bank
  loans...........................................      --      6,473   (6,473)
 Increase/(decrease) in bank overdrafts and
  invoice financing, net..........................    1,492     5,726   (9,119)
 Dividends paid...................................   (7,120)   (1,294)     --
 Advances from shareholder........................   13,564     1,570      --
 Proceeds from issue of common stock..............      --        --    31,500
 Repayment of amount due to shareholder...........   (8,219)  (12,061)     --
                                                   --------  --------  -------
   Net cash (used in)/provided by financing
    activities....................................     (283)      414   15,908
                                                   --------  --------  -------
Net (decrease)/increase in cash and cash
 equivalents......................................     (904)      860   17,551
Cash and cash equivalents at beginning of year....    1,828       924    1,814
Effects of exchange rate changes on cash..........      --         30     (151)
                                                   --------  --------  -------
Cash and cash equivalents at end of year.......... $    924  $  1,814  $19,214
                                                   ========  ========  =======

   The accompanying notes are an integral part of these financial statements.

                          PEAK INTERNATIONAL LIMITED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) ORGANIZATION AND BASIS OF PRESENTATION

  Peak International Limited (the "Company") was incorporated as an exempted company with limited liability in Bermuda under the Companies Act 1981 of Bermuda (as amended) on January 3, 1997.

  Pursuant to a group restructuring (the "Restructuring"), the interest in Peak Plastic & Metal Products (International) Limited ("Peak (HK)") and other companies in the packaging products business held by Mr. T.L. Li, the shareholder of the Company (the "Shareholder"), were restructured whereby the Company became the holding company of Peak (HK) and the Company's other subsidiaries. Prior to the Restructuring, the Shareholder owned, in the aggregate, all 200,000 of the outstanding ordinary shares of Peak (HK). Prior to the Restructuring, the Shareholder also directly owned all of the outstanding shares of Luckygold 18A Limited ("Luckygold") and, through Luckygold, indirectly held all of the outstanding shares of each of Success Gold 8 Limited ("Success Gold") and Peakgold 3 Limited ("Peakgold") and each of their respective subsidiaries. Luckygold, Success Gold and Peakgold are incorporated in the British Virgin Islands.

  On January 14, 1997, 1,200,000 shares of the Company were allotted nil paid to Luckygold. On February 28, 1997, Luckygold transferred to the Company all the outstanding shares of Peakgold and Success Gold in consideration for (i) crediting as fully paid the existing 1,200,000 shares allotted to Luckygold and (ii) the issue of 8,800,000 additional shares to Luckygold. As part of the Restructuring, on March 18, 1997, the Company issued 461,538 shares to Luckygold, credited as fully paid, by way of capitalization of the sum of $4,615 standing to the credit of the additional paid-in capital account of the Company.

  On February 13, 1997, Peakgold subscribed for at par and was allotted two ordinary shares of Peak (HK). Following the acquisition of those two shares, the 200,000 ordinary shares of Peak (HK) owned by the Shareholder prior to the Restructuring were, on February 17, 1997, converted into non-voting deferred shares. The deferred shares have effectively no rights to dividends and limited rights to return of capital upon any dissolution or liquidation of Peak (HK). In addition, Peakgold was granted an option to purchase all of the deferred shares within the five-year period following the grant of the option for a total consideration of one Hong Kong dollar. As a result, the voting and economic rights relating to the common stock of Peak (HK) became effectively wholly-owned by Peakgold and, accordingly, the value of the Shareholder's 100% interest in Luckygold increased by the value of Peak (HK).

  The Restructuring has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The financial statements present the results of the Company and its subsidiaries as if the companies had been combined for all periods presented.

  In June 1997, the Company issued 3,000,000 shares of common stock in an initial public offering and received net proceeds of approximately $31,500.

  The subsidiaries of the Company are principally engaged in the manufacture and sale of precision engineered packaging products, such as matrix trays, shipping tubes, reels and carrier tape, leadframe boxes and interleaves used in the storage and transportation of semiconductor devices and other electronic components. The Company's principal production facilities are located in the People's Republic of China (the "PRC") and the Company maintains sales offices in Hong Kong, the United States of America, Singapore and Malaysia.

  The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") which differ from those used in the statutory accounts of most of its subsidiaries. There are no material differences between the U.S. GAAP amounts and the amounts used in the statutory accounts of the subsidiaries.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (A) PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 (B) INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of work-in-progress and finished goods includes costs of direct materials, direct labor and an appropriate proportion of production overheads. The production overheads are absorbed in work-in-progress and finished goods based on units of production.

 (C) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost less accumulated depreciation.

  Depreciation and amortization is provided using the straight-line method so as to allocate the cost of depreciable assets in use to operations based upon the following estimated useful lives:

      CATEGORY OF ASSETS                           ESTIMATED USEFUL LIVES
      Land use rights............................. Over the unexpired lease term
      Buildings................................... Over the unexpired lease term
      Other property, plant and equipment......... 5 years

  Costs incurred in constructing the new factory, including progress payments, interest costs and other costs relating to the construction are capitalized. These costs will be transferred to property, plant and equipment on completion and depreciated from that time. As of March 31, 1997 and 1998, capitalized interest included in factory under construction amounted to $11 and $34, respectively.

 (D) INVESTMENT IN MARKETABLE SECURITIES

  Management determines the appropriate classification of investment securities at the time they are acquired and reevaluates the appropriateness of such classifications at the balance sheet date. At each balance sheet date, the investment in marketable equity securities has been classified as "Available for Sale Securities". This type of security is stated at fair market value and unrealized holding gains and losses, net of deferred tax, are reported as a separate component of shareholders' equity.

  Dividends on marketable equity securities, if any, are recognized as income when declared. Realized gains and losses will be included in income and will be based upon the actual cost of the security.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (E) FOREIGN CURRENCY TRANSLATION

  The Company uses the United States dollar as its reporting currency. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than United States dollars during the year are converted into United States dollars at the rates of exchange ruling at the transaction dates. Exchange differences are recognized in the statements of income.

  On consolidation, balance sheets of subsidiaries denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Statements of income of subsidiaries denominated in currencies other than United States dollars are translated into United States dollars at average exchange rates. Exchange differences are recorded to a cumulative translation adjustment account within shareholders' equity.

  The Company enters into foreign exchange contracts to reduce its exposure to changes in exchange rates. Material market value gains and losses are recognized in the statement of income.

 (F) INCOME TAXES

  Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes include the effects of temporary differences between financial and taxable amounts of assets and liabilities.

 (G) RECOGNITION OF REVENUE

  Revenue arising from sale of goods is recognized at the time when the goods are shipped and title to the goods passes to customers.

 (H) EARNINGS PER SHARE

  Earnings per share is computed using the weighted average number of shares outstanding during the year. For the year ended March 31, 1998, diluted earnings per share is computed using a weighted average number of shares outstanding of 12,972,060, which includes 168,056 additional shares, being the dilutive effect of stock options computed using the treasury stock method.

 (I) CASH EQUIVALENTS

  The Company considers all highly liquid debt instruments with a maturity of ninety days or less at the time of acquisition to be cash equivalents.

 (J) CONCENTRATION OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable.

  The Company places its temporary cash investments with various financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

  The Company's business activities and accounts receivable are with customers in the semiconductor industries, the majority of which are located throughout Asia and the United States of America. The Company performs ongoing credit evaluations of its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations. During the years, the Company has not experienced any significant bad debts and did not maintain any allowances for doubtful accounts.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (K) FINANCIAL INSTRUMENTS

  The carrying value of financial instruments, which consist of cash and cash equivalents, investments in certificates of deposit and marketable securities, accounts receivable, other receivables, amounts due from related companies, short-term bank borrowings, accounts payable and bills payable, approximates to fair value due to the short-term nature of these instruments.

 (L) NEW ACCOUNTING STANDARDS NOT YET ADOPTED

  In June 1997, the Financial Accounting Standards Board (FASB) issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

  Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

  In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which amends the disclosure requirements for pensions and other postretirement benefits. Adoption of the standard will not significantly change the Company's financial statement disclosures.

(3) SHORT-TERM MARKETABLE SECURITIES

                                                                    MARCH 31,
                                                                   ------------
                                                                    1997  1998
   Equity securities listed in the United States:
     Cost......................................................... $1,070 $ --
     Unrealized holding gain......................................     59   --
                                                                   ------ -----
     Market value................................................. $1,129 $ --
                                                                   ====== =====

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(4) INVENTORIES

  The components of inventories, net of the related reductions to the lower of cost or market, were as follows:

                                                                  MARCH 31,
                                                               ----------------
                                                                1997     1998
   Raw materials.............................................. $15,374  $20,489
   Finished products..........................................   6,808    7,645
                                                               -------  -------
                                                                22,182   28,134
   Less: Inventory reserve....................................    (129)    (193)
                                                               -------  -------
                                                               $22,053  $27,941
                                                               =======  =======

  The inventory reserve represents provision for slow moving inventory determined after periodic review by management.

  Movements in inventory reserve are as follows:

   Balance as of March 31, 1996.......................................... $ 582
   Provision for slow moving inventory written back to income............  (453)
                                                                          -----
   Balance as of March 31, 1997..........................................   129
   Provision for slow moving inventory charged to income.................    64
                                                                          -----
   Balance as of March 31, 1998.......................................... $ 193
                                                                          =====

(5) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                               MARCH 31,
                                                            -----------------
                                                              1997     1998
   Land use rights and building............................ $  2,424  $ 4,909
   Factory under construction..............................    1,426    2,649
   Plant, machinery, moulds and equipment..................   12,923   20,068
   Leasehold improvements, furniture, fixtures and motor
    vehicles...............................................    9,476   14,177
                                                            --------  -------
                                                              26,249   41,803
   Less: Accumulated depreciation and amortization.........  (10,505) (15,455)
                                                            --------  -------
                                                            $ 15,744  $26,348
                                                            ========  =======

  A subsidiary of the Company operating in Shenzhen in the PRC acquired factory buildings on certain state-owned land in the PRC. Pursuant to land use rights' agreements entered into between the subsidiary and the local land bureau on March 27, 1995 and January 31, 1996, the subsidiary was legally assigned the land use rights for a period of 50 years after payment of an additional land premium.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(6) BANK BORROWINGS

  These represent borrowings in the form of bills payable, invoice financing, bank overdrafts and other short-term loans with certain commercial banks.

                                                               MARCH 31,
                                                            -----------------
                                                             1997      1998
   Total unsecured credit facilities available............. $54,450  $ 50,518
                                                            =======  ========
   Total utilized unsecured facilities..................... $21,170  $     89
                                                            =======  ========
   Weighted average interest rate on borrowings at end of
    year...................................................    8.27%     9.17%
                                                            =======  ========

  All the above credit facilities were guaranteed at no cost by Mr. T.L. Li throughout the relevant years. Following the Company's initial public offering in June 1997, these guarantees were released by the banks. Interest rates in respect of such facilities are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review.

(7) OTHER INCOME, NET

  Other income/(expense) consisted of the following:

                                                     YEARS ENDED MARCH 31,
                                                    -------------------------
                                                      1996     1997    1998
   Market value of long-term marketable securities
    distributed as dividend.......................  $  2,599  $  --   $   --
   Proceeds on sale of short-term marketable secu-
    rities........................................       --      612    1,415
   Cost of marketable securities..................    (1,650)   (522)  (1,070)
                                                    --------  ------  -------
   Realized gain on marketable securities.........       949      90      345
   Dividend income................................       164     --       --
   Foreign currency exchange gain/(loss), net.....        20      (7)     581
                                                    --------  ------  -------
                                                    $  1,133  $   83  $   926
                                                    ========  ======  =======

(8) INTEREST INCOME

                                                     YEARS ENDED MARCH 31,
                                                    -------------------------
                                                      1996     1997    1998
   Interest income from:
     --third parties..............................  $     15  $   74  $   901
     --an affiliated party (note 13)..............       --       31        6
                                                    --------  ------  -------
                                                    $     15  $  105  $   907
                                                    ========  ======  =======

                           PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(9) INTEREST EXPENSE

                                                         YEARS ENDED MARCH 31,
                                                        -----------------------
                                                         1996    1997    1998
   Interest expense to:
     --third parties................................... $   738 $ 1,425 $   390
     --a related company (note 13).....................      27     --      --
                                                        ------- ------- -------
                                                        $   765 $ 1,425 $   390
                                                        ======= ======= =======

(10) PROVISION FOR INCOME TAXES

  Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The components of income before income taxes are as follows:

                                                         YEARS ENDED MARCH 31,
                                                        -----------------------
                                                         1996    1997    1998
    Hong Kong.......................................... $12,184 $14,678 $21,787
    Other countries....................................     533      75     632
                                                        ------- ------- -------
                                                        $12,717 $14,753 $22,419
                                                        ======= ======= =======

  The provision for income taxes consisted of the following:

                                                        YEARS ENDED MARCH 31,
                                                       ------------------------
                                                        1996    1997     1998
   Income tax:
   Current:
     Hong Kong........................................ $ 1,114 $ 1,223  $ 1,299
     United States....................................      98      22       52
     Malaysia.........................................       4      27       (4)
     Singapore........................................     --       31       34
   Deferred income tax:
     Hong Kong........................................      11     (28)     450
     Malaysia.........................................     --      (26)     --
     Singapore........................................     --      (13)      (6)
                                                       ------- -------  -------
                                                        $1,227  $1,236  $ 1,825
                                                       ======= =======  =======

  The components of the net deferred income tax liabilities as of March 31, 1997 and 1998 are as follows:

                                                                     MARCH 31,
                                                                     ----------
                                                                     1997  1998
   Deferred income tax liabilities:
     Depreciation................................................... $447  $900
     Other temporary difference.....................................  (73)  (82)
                                                                     ----  ----
                                                                     $374  $818
                                                                     ====  ====

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(10) PROVISION FOR INCOME TAXES (CONTINUED)

  The effective tax rate of the Company varied from the Hong Kong profits tax rate for the following reasons:

                                                     YEARS ENDED MARCH 31,
                                                    -------------------------
                                                     1996     1997     1998
   Hong Kong profits tax rate......................    16.5%    16.5%    16.5%
   Hong Kong profits tax relief for the PRC opera-
    tions..........................................    (8.3)    (8.3)    (8.3)
   Taxation elsewhere..............................     1.4      0.3      0.4
   Other items.....................................     --      (0.1)    (0.5)
                                                    -------  -------  -------
   Effective tax rate..............................     9.6%     8.4%     8.1%
                                                    =======  =======  =======

  Under the Hong Kong tax authority's Departmental Interpretation and Practice Notes, a company based in Hong Kong, but with substantially all of its manufacturing operations located in the PRC conducted pursuant to a processing agreement entered into with a PRC company, can enjoy profit apportionment through which only 50% of its manufacturing profit is subject to Hong Kong profits tax. Substantially all of the Company's manufacturing operations are located in Shenzhen, the PRC and conducted pursuant to a processing agreement entered into with a PRC company. Effective April 1, 1998 the profits tax rate in Hong Kong is 16.0%, a change from the former profits tax rate, which was 16.5%. Under profits apportionment, only 50% of the profits of the Company is subject to Hong Kong profits tax. Such tax concession is granted based on annual application by the Company and there can be no assurance that the Hong Kong tax authority will continue to grant such tax concession to the Company and other Hong Kong companies with manufacturing operations in the PRC, or that the Company will not lose such concession in the future as a result of changes in Hong Kong tax law or the interpretation of such law.

(11) EMPLOYEE BENEFIT PLAN

  Since June 1, 1996, the Company has established defined contribution benefit plans for its Hong Kong employees. The assets of the plans are held under provident funds managed by independent trustees. The employees can elect not to make contributions to the plans or they can elect to contribute a fixed percentage from 1% to 5% (in 1% increments) of individual employee's monthly basic salary. The employer's contributions are based on 5% of individual employee's monthly basic salary. The employees are entitled to the whole of the employer's contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 90% to 30%, after completion of 9 to 3 years of service, respectively.

  In addition, certain subsidiaries of the Company are required to contribute amounts based on respective employee's salary to the retirement schemes as stipulated by relevant local authorities. The employees are entitled to the employer's contributions subject to the regulations of the relevant local authorities.

  The aggregate employers' contributions which have been made are as follows:

                                                                  YEARS ENDED
                                                                   MARCH 31,
                                                                 --------------
                                                                 1996 1997 1998
   Employers' contributions..................................... $28  $143 $199
                                                                 ===  ==== ====

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(12) COMMITMENTS AND CONTINGENCIES

  (a) Capital expenditure

        As of March 31, 1998, the Company and its subsidiaries had contracted for capital expenditure on property, plant and equipment of $263.

  (b) Operating leases

        The Company and its subsidiaries lease certain land and buildings under operating leases, most of which do not contain renewal options and escalation clauses, which expire through December 2007. Total rental expenses associated with operating leases for the years ended March 31, 1996, 1997 and 1998, amounted to $595, $1,048 and $1,295, respectively.

        The aggregate annual minimum operating lease commitments under all noncancelable leases as of March 31, 1998 are as follows:

     YEAR ENDING MARCH 31,
     1999................................................................ $1,415
     2000................................................................    863
     2001................................................................    429
     2002................................................................    258
     2003................................................................    258
     Thereafter..........................................................    749
                                                                          ------
                                                                          $3,972
                                                                          ======

  As of March 31, 1998 the Company has entered into foreign exchange contracts totaling approximately $17,614 (1997: nil) primarily to purchase Hong Kong dollars and Renminbi. The Company is exposed to credit risk in the event of non-performance by the counterparties to the contracts. However, the Company does not anticipate non-performance because the counterparties are major financial institutions.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(13) RELATED AND AFFILIATED PARTY TRANSACTIONS

  The Company had the following significant transactions with certain related and affiliated parties during the relevant years:

                                                         YEARS ENDED MARCH 31,
                                                         ----------------------
                                                          1996    1997   1998
Sales to related companies:
  Certain subsidiaries of QPL
   International Holdings Limited ("QPL")..............  $11,477 $9,315 $12,046
  EEMS Italia S.P.A. ("EEMS")..........................      --     369     725
                                                         ------- ------ -------
                                                         $11,477 $9,684 $12,771
                                                         ======= ====== =======
Acquisition of plant and equipment from a subsidiary of
 QPL...................................................      290    --      --
Disposal of plant and equipment to EEMS................      290    --      --
Commission expense to EEMS.............................      --     212     100
Interest expense to Six Sigma Finance Limited ("SS Fi-
 nance")...............................................       27    --      --
Management fee from SemiCycle Foundation...............       74    252     101
Purchases from SemiCycle Foundation....................      438  1,735   3,000
Rental income from SemiCycle Foundation................      --      91      98
Interest income from SemiCycle Foundation..............      --      31       6
Management fee from EEMS, Inc..........................      --     144     147

  The amounts due from/to related companies as of March 31, 1997 and 1998 were as follows:

                                                                    MARCH 31,
                                                                  -------------
                                                                   1997   1998
Amounts due from:
  Certain subsidiaries of QPL.................................... $  991 $4,068
  EEMS, Inc......................................................     13    --
  EEMS...........................................................     91    207
  SemiCycle Foundation...........................................    261    --
                                                                  ------ ------
                                                                  $1,356 $4,275
                                                                  ====== ======
Amounts due to:
  EEMS........................................................... $  --  $   36
  SemiCycle Foundation...........................................    309    317
                                                                  ------ ------
                                                                  $  309 $  353
                                                                  ====== ======

  The above advances are unsecured, interest free and are repayable on demand except, as of March 31, 1997, the amount due from SemiCycle Foundation included unsecured notes totaling $220 all of which bear interest at 8% per annum. As of March 31, 1998, the notes have been repaid.


  Mr. T.L. Li, who is a director of and majority shareholder of the Company, is a director of and has substantial equity interests in QPL, EEMS and SS Finance. Messrs. Steve Dezso, a corporate officer of a subsidiary of the Company, and Richard M. Brook, a director of the Company, were until October 27, 1997 corporate officers of EEMS, Inc. Mr. Steve Dezso is a director of SemiCycle Foundation and Mr. Richard M. Brook was until December 21, 1996 a director of SemiCycle Foundation. In December 1997, the board of directors of SemiCycle Foundation was expanded from three to eight directors, and consequently, the Company's transactions with SemiCycle Foundation will no longer be regarded as related and affiliated party transactions beginning April 1, 1998 under accounting standards generally accepted in the United States of America.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(14) SEGMENT INFORMATION

  The Company and its subsidiaries operate in one business segment, which is to manufacture and sell plastic tubes, trays and other related products.

  An analysis of net sales, operating profit and identifiable assets by geographic location is as follows:

                                            OTHER SOUTHEAST
                         HONG KONG  UNITED       ASIAN
                           & PRC    STATES     COUNTRIES    ELIMINATIONS CONSOLIDATED
YEAR ENDED MARCH 31,
 1996
Net sales to third
 parties................ $ 30,877  $ 10,911     $ 1,679      $     --      $ 43,467
Net sales to related
 companies..............   11,477       --          --             --        11,477
Transfer between
 geographic areas.......   10,196     1,937         --         (12,133)         --
                         --------  --------     -------      ---------     --------
  Total net sales....... $ 52,550  $ 12,848     $ 1,679      $ (12,133)    $ 54,944
                         --------  --------     -------      ---------     --------
Depreciation and
 amortization........... $  2,865  $     47     $    51      $     --      $  2,963
                         --------  --------     -------      ---------     --------
Operating
 profit/(loss).......... $ 11,801  $    857     $    29      $    (353)    $ 12,334
                         --------  --------     -------      ---------     --------
Capital expenditure..... $  4,084  $    149     $   359      $     --      $  4,592
                         --------  --------     -------      ---------     --------
Identifiable assets..... $ 33,964  $  2,076     $ 1,272      $    (353)    $ 36,959
Corporate assets........                                                      1,464
                                                                           --------
  Total assets..........                                                   $ 38,423
                                                                           --------
YEAR ENDED MARCH 31,
 1997
Net sales to third
 parties................ $ 22,098  $ 10,488     $15,324      $     --      $ 47,910
Net sales to related
 companies..............    9,684       --          --             --         9,684
Transfer between
 geographic areas.......   21,095       496       2,806        (24,397)         --
                         --------  --------     -------      ---------     --------
  Total net sales....... $ 52,877  $ 10,984     $18,130      $ (24,397)    $ 57,594
                         --------  --------     -------      ---------     --------
Depreciation and
 amortization........... $  3,383  $     42     $   145      $     --      $  3,570
                         --------  --------     -------      ---------     --------
Operating
 profit/(loss).......... $ 16,100  $    138     $   197      $    (445)    $ 15,990
                         --------  --------     -------      ---------     --------
Capital expenditure..... $  6,718  $    144     $   334      $     --      $  7,196
                         --------  --------     -------      ---------     --------
Identifiable assets..... $ 43,427  $  3,056     $ 4,847      $    (798)    $ 50,532
Corporate assets........                                                      3,263
                                                                           --------
  Total assets..........                                                   $ 53,795
                                                                           --------
YEAR ENDED MARCH 31,
 1998
Net sales to third
 parties................ $ 30,129  $ 14,457     $16,348      $     --      $ 60,934
Net sales to related
 companies..............   12,771       --          --             --        12,771
Transfer between
 geographic areas.......   26,683       --        2,286        (28,969)         --
                         --------  --------     -------      ---------     --------
  Total net sales....... $ 69,583  $ 14,457     $18,634      $ (28,969)    $ 73,705
                         --------  --------     -------      ---------     --------
Depreciation and
 amortization........... $  4,824  $     53     $   135      $     --      $  5,012
                         --------  --------     -------      ---------     --------
Operating
 profit/(loss).......... $ 20,344  $    271     $   457      $     (96)    $ 20,976
                         --------  --------     -------      ---------     --------
Capital expenditure..... $ 15,582  $     83     $    66      $     --      $ 15,731
                         --------  --------     -------      ---------     --------
Identifiable assets..... $ 63,918  $  2,279     $ 4,923      $    (894)    $ 70,226
Corporate assets........                                                     19,314
                                                                           --------
  Total assets..........                                                   $ 89,540
                                                                           --------

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(14) SEGMENT INFORMATION (CONTINUED)

  Intercompany sales between geographic areas are recorded at cost plus a mark-up. Such transfers are eliminated on consolidation.

  Identifiable assets are those assets used in the Company's operations in each geographic area. Corporate assets represent cash and cash equivalents, investment in certificate of deposit, notes receivable from SemiCycle Foundation (note 13) and marketable securities.

  An analysis of sales by geographic destinations for the relevant years is as follows:

                                                      YEARS ENDED MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
   North Asia........................................   49.4%     47.5%   53.8%
   North America.....................................   20.1      19.9    22.1
   South Asia........................................   23.4      29.4    21.3
   Europe............................................    7.1       3.2     2.8
                                                      ------  --------  ------
                                                       100.0%    100.0%  100.0%
                                                      ======  ========  ======

  North Asia represents China and Hong Kong, Philippines, Taiwan, Japan and
Korea while South Asia represents Singapore, Malaysia and Thailand.

(15) MAJOR CUSTOMERS

  One customer, representing QPL International Holdings Limited group of companies, accounted for 20.9%, 16.1% and 16.3% of the Company's net sales during the fiscal years ended March 31, 1996, 1997, and 1998, respectively.

  Another customer accounted for 12.5% of the Company's net sales during the fiscal year ended March 31, 1998.

(16) SUPPLEMENTAL CASH FLOW INFORMATION

  (a) Cash inflow/(outflow) for interest and income taxes:

                                                      YEARS ENDED MARCH 31,
                                                      -------------------------
                                                       1996     1997     1998
   Cash paid for interest............................ $ (765) $ (1,425)  $(390)
   Cash paid for income taxes........................   (153)     (138)    (58)
   Cash refunded on income taxes.....................    --        501     --
                                                      ======  ========  ======

  (b) Major non-cash transaction

  During the year ended March 31, 1996, the Company distributed marketable securities with a market value of $2,599 as an interim dividend.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(17) STOCK OPTION PLAN

  An executive share option plan (the "Share Option Plan") was adopted by the Board of Directors and approved by the sole shareholder on March 18, 1997. An aggregate of 700,000 shares has been reserved for issuance under the plan. Under the Share Option Plan, directors, officers, employees of, and advisors and consultants to, the Company or its affiliates may, at the discretion of a committee of the Board of Directors administering the plan, be granted options to purchase shares at an exercise price per share of no less than the par value of a share. As of March 31, 1998, options relating to an aggregate of 537,375 shares and 67,560 shares have been granted under the Share Option Plan at $12.00 per share in March 1997 and at $19.375 per share in March 1998, respectively. One-third of the options granted in March 1997 vest annually commencing in April 1998. All the options granted in March 1998 vest in April 1998. The weighted average grant-date fair value of the options is estimated to be $4.20 per share using the Black-Scholes option pricing model with the following assumptions: (a) weighted average risk-free interest rate--6.0%; (b) expected life--3 years; (c) weighted average expected volatility--0.34; expected dividend yield--0. The weighted average remaining life of outstanding options as of March 31, 1998 is 8 years. The Company has accounted for the stock options using the intrinsic value method. Had the Company adopted the fair value based method of accounting for stock options, net income, basic and fully diluted earnings per share for the year ended March 31, 1998 would have been $19,346, $1.51 and $1.49, respectively.

[LOGO OF PEAK INTERNATIONAL APPEARS HERE]




              Printed by R.R. Donnelley Financial Hong Kong, 97482

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS ANNUAL REPORT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HONG KONG, ON JUNE 12, 1998.

                                          Peak International Limited


                                          By: /s/ Jerry Mo
                                              ----------------------------------
                                              Name: Jerry Mo
                                              Title: Principal Financial Officer
                                                     and Principal Accounting
                                                     Officer