Form 20-F
period 1999-03-31
PEAK INTERNATIONAL LTD
filed 1999-09-23
CIK 1036081

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          PEAK INTERNATIONAL LIMITED
            (Exact Name of Registrant as Specified in its Charter)

                                 ------------

                                Not Applicable
                (Translation of Registrant's Name Into English)

                                    Bermuda
                        (State or Other Jurisdiction of
                        Incorporation or Organization)

                        Units 3, 4, 5 and 7, 37th Floor
                                Cable TV Tower
                               9 Hoi Shing Road
                                   Tsuen Wan
                                N.T., Hong Kong
                   (Address of Principal Executive Offices)

                                 ------------

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act.

                              Title of each class
                              -------------------
                  Common Stock, par value US $0.01 per share

                   Name of each exchange on which registered
                   -----------------------------------------
                      Nasdaq Stock Market National Market

  Securities registered or to be registered pursuant to Section 12(g) of the
                                     Act.

                                     NONE
                               (Title of Class)

                                 ------------

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                     NONE
                               (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Common Stock, par value US$0.01 per share........... 13,521,849

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X] No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [_] Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                [LOGO OF PEAK]

                           Annual Report On Form 20-F

                                      1999

   As filed with the Securities and Exchange Commission on September 23, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                   FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
                 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 1999

                        Commission file number: 0-29332

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PART I....................................................................   1
  Item  1. Description of Business........................................   1
  Item  2. Description of Property........................................  20
  Item  3. Legal Proceedings..............................................  21
  Item  4. Control of Registrant..........................................  21
  Item  5. Nature of Trading Market.......................................  22
  Item  6. Exchange Controls and Other Limitations Affecting Security
   Holders................................................................  22
  Item  7. Taxation.......................................................  23
  Item  8. Selected Consolidated Financial Data...........................  26
  Item  9. Management's Discussion and Analysis of Financial Condition and
        Results of Operations.............................................  27
  *Item 9A. Quantitative and Qualitative Disclosures About Market Risk....  31
  Item 10. Directors and Executive Officers of Registrant.................  33
  Item 11. Compensation of Directors and Executive Officers...............  34
  Item 12. Options to Purchase Securities from Registrant or
   Subsidiaries...........................................................  35
  Item 13. Interest of Management in Certain Transactions.................  37
PART II...................................................................  38
 **Item 14. Description of Securities to be Registered....................  38
PART III..................................................................  38
  Item 15. Defaults Upon Senior Securities................................  38
  Item 16. Change in Securities and Changes in Security for Registered
   Securities.............................................................  38
PART IV...................................................................  39
  Item 17. Financial Statements...........................................  39
  Item 18. Financial Statements...........................................  39
  Item 19. Financial Statements and Exhibits..............................  39

---------------------
*Included in Item 9.
**Omitted because item is not applicable.

                                    PART I

  All references to the "Company," "we," "us" or "our" herein are references to Peak International Limited, a company incorporated under Bermuda law on January 3, 1997, and, unless the context otherwise requires, its subsidiaries and predecessors. All references to "Peak (HK)" herein are to Peak Plastic & Metal Products (International) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company and, unless the context otherwise requires, its subsidiaries and predecessors. References in this Annual Report on Form 20-F ("Annual Report") to our historical business and operations assume that the corporate reorganization in 1997 (the "Restructuring") by which, among other things, Peak (HK) became a wholly-owned subsidiary of the Company and the Company acquired its other subsidiaries, had already occurred as of the times to which the references relate. Any discrepancies in the tables included in this Annual Report between the amounts indicated and the totals thereof are due to rounding. All references to "US Dollars," "US$" or "$" herein are to United States Dollars, references to "HK Dollars" or "HK$" are to Hong Kong Dollars and references to "Fiscal 1994," "Fiscal 1995," "Fiscal 1996," "Fiscal 1997," "Fiscal 1998," "Fiscal 1999" and "Fiscal 2000" are to the years ended March 31, 1994, 1995, 1996, 1997, 1998, 1999 and 2000, respectively.

  This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect our view at the time of this Annual Report with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties including among others dependence on the semiconductor and electronics industries, competition, dependence on significant customers, issues relating to its operations in China, the resolution of recently filed shareholder litigation and other matters that could cause actual results to differ materially from the statements made herein. The words "believes," "expects," "anticipates," "intends," "plans," "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The principal risks and uncertainties that may cause actual results to vary materially from the forward looking statements contained herein include those described in the section entitled "Description of Business--Risk and Uncertainties" as well as a wide variety of other factors, many of which are outside of our control. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

General

  We are a leading supplier of precision engineered packaging products for the storage, transportation and automated handling of semiconductor devices and other electronic components. Our products are designed to interface with automated handling equipment used in the production and testing of semiconductor and electronic products. Our customers include semiconductor companies such as Texas Instruments, ST Microelectronics, Philips and Motorola, as well as subcontract assembly and test companies such as ASAT, STATS and ASE. Our products are designed to ensure that semiconductor devices and electronic components, which are often delicate and may have significant value, are protected from mechanical and electrical damage during storage, transportation and automated handling.

  We produce principally matrix trays, shipping tubes, reels and carrier tape. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we collect and sell recycled matrix trays using the name "SemiCycle." We believe that our recycling programs, whereby we collect and recycle products we manufacture and products manufactured by others, enable us to expand our customer base by providing us with opportunities to supply both newly-manufactured and recycled products to customers.

  Our principal production facilities, located in Shenzhen, China, are equipped with injection molding machines, extruders, carrier tape machines, mixing machines, ultrasonic welding machines and other machinery and equipment. We maintain in-house tooling facilities capable of producing the molds used for production, dies and tooling for sale and spare parts for machines used in its production processes. We also have in-house compounding capabilities for the mixing, blending and pelletizing of PVC raw materials used in our production processes. In addition, we maintain computer aided design ("CAD") stations which are linked electronically to our sales offices to enable the sharing of design information. Finalized designs are transmitted electronically to our in-house tooling facilities for the production of molds, dies and tooling.

  We maintain recycling programs through which we, our agents and independent contractors collect used trays, at approximately 430 locations in Asia and Europe. We recycle trays manufactured by us or by others, collected from end users, such as Surface Mount Technology ("SMT") companies and other types of assemblers of circuit boards and manufacturers of electronic products and systems. Most of the trays collected are then transported to our production facilities in Shenzhen, China, where we process them through inspection, cleaning and anti-static coating, if appropriate. We then place the trays into inventory in our warehousing facilities pending sale to customers. Recycled trays that do not meet our quality requirements, or for which there is insufficient demand, are ground and reused in the manufacturing processes for new products. Currently, we collect approximately 3.0 million trays, each month for recycling. By using recycled trays in our operations, we decrease our cost of goods sold, and increase our operating margin without increasing prices.

  We maintain five sales offices, located in Hong Kong; Singapore; Penang, Malaysia; Milpitas, California; and Austin, Texas whereby direct sales are made to customers, and three representative offices in Shenzhen and Shanghai, China and Rome, Italy that provide customers with technical information. We also sell our products through five sales agents located in Japan (three); Seoul, South Korea; and Taipei, Taiwan. We maintain, either directly or through our local sales representatives, a network of 23 Just-in-Time ("JIT") warehouses located in Asia, North America and Europe, near our customers' production facilities.

  Our principal executive offices are located in Units 3, 4, 5 and 7, 37th Floor, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, N.T., Hong Kong and our main telephone number is (852) 2402-5100.

Strategy

  Our objective is to increase our market presence in serving the semiconductor and electronics industries by providing top quality service, precision engineered packaging solutions and recycling alternatives to manufacturers of semiconductor devices and electronic components through our integrated manufacturing capability and our recycling programs. The key elements of our business strategy are as follows:

  Maintain Close Customer Relationships. We plan to maintain close relationships with our customers through an extensive network of strategically located sales, customer service and product distribution sites and by working closely with our customers in developing precision engineered packaging solutions for the storage, transportation and automated handling of their products. We believe that our ability to distribute our products to customers located in Asia, North America and Europe allows us to compete effectively with other suppliers of packaging products to the semiconductor and electronics industries, a number of which distribute only within certain geographic regions. Customer reliance on quick delivery drives our product strategy with respect to both new and recycled products. We believe that our recycling programs enable us to expand our customer base by providing us with opportunities to supply both newly manufactured and recycled products to customers.

  Shorten Delivery Time. We plan to attract and retain customers based on our ability to deliver large quantities of products on short notice to meet customer demand. We believe that short delivery time is of particular importance to our customers because in the semiconductor and electronics industries requirements for packaging products are sometimes difficult to forecast accurately. We believe that stocking certain key products in our network of JIT warehouses, maintained either by us or by our local sales representatives reduces the amount of time required for the delivery of our products to our customers, thereby improving our responsiveness to customer requirements for flexibility in delivery and generally facilitating the improvement of inventory management by our customers. In addition, our in-house tooling facilities and raw material mixing and compounding capabilities obviate the necessity of working with sub-contractors and enable us to achieve shorter production cycles.

  Offer a Broad Range of Products. Our current product offerings, which include matrix trays, tubes, tape-and-reel and other carrier products, allow us to service a broad range of customers who often have needs across multiple product categories. In recent years, we have expanded our product offerings from tubes to include matrix trays, recycled matrix trays and tape-and-reel products. We are also currently engaged in the study and development of new products, with an emphasis on packaging products designed to carry high-value semiconductor and electronics components. Our production facilities have been formally approved or "qualified" by a number of our customers across our product categories. We believe that our customers value the range of our product offerings allowing us to compete effectively. Our in-house design and tooling capabilities reduce the cycle time needed for the development of new products and product features and facilitates our development of "custom" products which typically require different prototype stages during product development. Our in-house design and tooling capabilities have also facilitated our development of new product features such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features for our carrier tape products, for which we have patent applications pending. In addition, our in-house raw material mixing and compounding capabilities enable us to better control the quality of our products to meet customer specifications with respect to characteristics such as color, transparency and hardness. Our recycling programs also enable us to supply a broad range of recycled trays to our customers.

  Increase Volume Supply Capabilities. We plan to continue the expansion of our production and tooling capacities and our recycling programs so as to increase our high volume supply capabilities. Since 1992, we have expanded the production capacity of our facilities in Shenzhen, China in order to meet growing demand for our products. We have been constructing an additional plant to be located approximately three miles from the existing production facilities, which has the potential to greatly increase our production capacity. We have put the completion of this facility on hold and are reviewing whether our manufacturing requirements in the foreseeable future warrant the additional capacity.

  Emphasize Quality Assurance and Process Control. We plan to maintain our high standards of quality products. We maintain a quality assurance and process control department which, as of March 31, 1999, consisted of approximately 35 engineers and 275 on-line process controllers. Quality assurance and process control procedures are performed at each major stage of production. These include the inspection of incoming raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes) stages of production and the inspection and testing of finished products. Our production facilities in Shenzhen, China obtained International Standard Organization ("ISO") 9002 certification in October 1994 and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. In addition, before making high volume purchases from us, customers generally require us to undergo a one- to two-month "qualification" process. Such qualification processes often include on-site certification of our production facilities by members of the customer's engineering and quality control staff. Our production facilities in Shenzhen, China have been qualified by many of our customers including Intel, Texas Instruments, Motorola, Philips, ST Microelectronics, Hewlett Packard and others. We believe that in addition to our quality assurance and process control department, our in-house design and tooling facilities and raw material compounding capabilities have enabled us to better control the quality of our products.

History

  We commenced operations in 1975, principally as a manufacturer of integrated circuit ("IC") shipping tubes, with production facilities located in Tsuen Wan, Hong Kong. In 1987, we relocated our production facilities to Shenzhen, China. In 1992, we were acquired by Mr. T.L. Li, a semiconductor industry entrepreneur and investor. See "Directors and Executive Officers of Registrant." In the same year, our in-house tooling capability was substantially augmented and we commenced the production and sale of matrix trays. At the same time, we commenced the establishment of a distribution network of JIT warehousing facilities located near areas of semiconductor manufacturing activity. Additionally, we commenced the operation of our recycling programs through subsidiaries doing business under the trade name "SemiCycle." In 1994, we commenced the sale of the reels used in tape-and-reel IC carriers and in 1996, we commenced the sale of the tape used in such carriers. Since 1992, we have expanded the production capacity of our facilities in Shenzhen, China in order to meet growing demand.

Markets That We Serve

  Our products are used for the storage and transportation of semiconductor devices and other electronic components such as connectors, resistors and capacitors. We design our products to interface with automated handling equipment used in the manufacture and testing of semiconductor and electronics products.

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

  In pin-through-hole ("PTH") technology, modules are attached by pins, also called I/O (for input/output) "leads," inserted through or soldered to plated holes in the printed circuit board. PTH is one of the earliest technologies in the assembly of printed circuit boards. PTH semiconductor devices, such as PDIP (Plastic Dual In-Line Package) modules, are typically sorted and transported in IC shipping tubes such as those we produce.

  In the technologically more advanced SMT, the leads on ICs and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes. SMT can accommodate a substantially higher number of leads than PTH, thereby permitting the board to interconnect a greater number of integrated circuits. This, in turn, allows tighter component spacing which permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the board thereby permitting even greater density. The substantially higher number of leads and finer lead-to-lead spacing or "pitch" in SMT products requires packaging solutions which are more exacting than for PTH products. In addition, certain SMT products are sensitive to moisture absorption and typically undergo a baking process before surface mounting, and consequently require robust packaging solutions which are resistant to high temperature. SMT semiconductor devices are typically stored and transported in matrix trays or tape-and-reel carriers such as those we produce.

  In recent years, as a general trend, we experienced increased demand for our products as a result of unit volume growth and other developments in the global semiconductor industry. First, the increasing complexity of semiconductor devices and use of automated production equipment continued to shift the use of packaging products by semiconductor companies away from traditional products, such as tubes, in favor of products such as trays and carrier tapes which require higher precision engineering. Second, the continued proliferation of SMT with its increasing lead-count and finer lead-to-lead spacing resulted in an increase in the production of semiconductor devices that are more susceptible to mechanical damage during shipment. As a result, the use of higher precision engineered packaging products such as matrix trays has again increased. Third, we believe that the continuing trend in the global semiconductor industry towards increased out-sourcing of various steps of the IC production process, such as assembly and testing, also benefitted us as semiconductor companies increasingly looked for suppliers of packaging products with the ability to supply large quantities of a wide range of products on short notice to different subcontractor assembly and test companies at various locations.

  The growth in the market for our products is related to the growth in unit volume, namely the number of semiconductor devices produced, which may differ from the growth in the demand for semiconductor devices, as a result of variation over time in the average selling price per semiconductor device. For more information see the discussion under the heading "Risks and Uncertainties--Dependence on Semiconductor and Electronics Industries."

 Electronic Components

  Peak products are used to package other electronic components, including connectors, resistors and capacitors. Connectors are electro-mechanical devices that allow an electronic signal to pass from one device to another. They are used to connect wires, cables, printed circuit boards, flat cable and other electronic components to each other and to related equipment. Connectors are found in virtually every electronic product including computers, printers, disk drives, modems, VCRs, radios, medical instruments, airplanes, appliances, cellular telephones, pagers and automobiles. Original equipment manufacturers in the electronics industry generally use connectors to complete the design and manufacture of their products.

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

  Our products serve only portions of the markets for various electronic components, principally those for SMT components such as SMT ceramic chip capacitors and SMT chip resistors. For more information, see the discussion under the heading "--Risks and Uncertainties--Dependence on Semiconductor and Electronics Industries."

Products and Production Processes

  We produce matrix trays, tubes and tape-and-reel products such as reels and carrier tape. We also sell recycled matrix trays. In addition, we produce a limited number of leadframe boxes and leadframe interleaves used in the storage and transportation of leadframes for affiliates of QPL International Holdings Limited Group ("QPL Holdings"). Leadframes are sheets of metal, etched or stamped with various patterns of I/O leads which allow for interconnections between silicon chips and printed circuit boards. Leadframes are generally stored and transported in stacks housed in plastic boxes, with individual leadframes separated by plastic or paper interleaves. Lead frame boxes and interleaves accounted for less than 3% of gross revenues in Fiscal 1999.

  Our products are typically categorized by their dimensions and configurations, the type and size of semiconductor devices they carry, and their physical characteristics, in particular their resistance to deformation or "warpage" at various temperatures. Our products are also categorized by their electrostatic properties as "conductive," "dissipative" or "anti-static." Conductive and dissipative products are manufactured by adding carbon fibre or carbon powder to the plastic compound. Anti-static characteristics are achieved by applying a coating to the surface of the product to prevent the accumulation of surface electrostatic charges.

 Tray Products

  Our tray products may be used to store and transport SMT semiconductor devices. The outer dimensions of matrix trays are generally fixed by industry standards prescribed by electronics industry associations such as JEDEC in the United States and EIAJ in Japan. We sell high temperature trays (which may be baked to temperatures over 150(degrees)C), low temperature trays up to 150(degrees)C and non-bakeable trays.

  At the beginning of the tray production process, samples of incoming raw materials are inspected and tested for key material properties. Virgin raw materials are mixed and blended with other materials in accordance with our proprietary processes and production techniques and formed by injection molding machines into trays. The formed trays are then cleaned of surface contaminants. Trays that require anti-static coating are subsequently dipped in anti-static solution and dried. Trays made to be heat resistant undergo a baking process. Thereafter, we inspect samples of new trays from each manufactured lot for visible defects and warpage, test for electrostatic discharge characteristics and check their dimensions prior to shipment.

 Tube Products

  Our tube products may be used to store and transport certain SMT semiconductor devices that are configured differently from those requiring our tray products, PTH semiconductor devices and other products used in the electronics industry, such as connectors.

  At the beginning of the tube production process, samples of incoming raw materials are inspected for conformity to specifications. Raw materials are mixed and blended and made into pellets, based on compounding formulae which vary depending on the characteristics, such as color, transparency and hardness, required for the product. We extrude the pellets into tubes, which we further process by hole punching, silk screen marking and applying an anti-static coating. Following this process, we inspect samples of the new tubes for visible defects and test them for electrostatic discharge prior to shipment.

 Tape-and-Reel Products

  Our tape-and-reel products may be used to store and transport SMT semiconductor devices and other modules, as well as other products used in the electronics industry, such as connectors. Tape-and-reel carriers comprise three parts: reel, carrier tape and cover tape. The semiconductor devices and other products to be carried are placed in pockets formed in the carrier tape, which is sealed with cover tape and wound around reels for storage and transportation. We commenced sales of reels in 1994 and sales of carrier tape in December 1996.

  The production process for reels is similar to that for trays except that we use different raw materials and that an additional process of ultrasonic welding is required following the injection molding process to weld two parts of the reel together. In the production of carrier tape, we purchase polystyrene or polycarbonate tape from suppliers in large rolls which we then slit to desired widths. We form the carrier tape by a combination of thermal, air pressure and hole punching processes, and thereafter inspect the new carrier tape for visible defects prior to shipment. We resell cover tape purchased from outside sources.

 Other Products

  In addition to the standard products in our three principal product lines, we also produce an array of "custom" products which include customer-specific designs of trays, tubes, reels, carrier tape and an assortment of other carriers. We also produce leadframe boxes and leadframe interleaves which we sell to leadframe suppliers for use in the storage and shipping of their products.

 Product Development

  We are currently engaged in the study and development of new products, with an emphasis on packaging products designed for the carriage of high-value components related to the semiconductor and electronics industries. We undertake on-going research and development efforts which emphasize the development of features that require precision engineering in order to better serve our customer base. We have developed new product features for our carrier tape products, such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features, for which we have patent applications pending in the United States. The "enhanced pocket strength" feature improves the vertical crush resistance of the pockets in the carrier tape by corrugating the vertical sidewalls of the pockets. The "high strength ring pedestal" feature improves the lateral crush resistance of the pockets in the carrier tape by means of a trapezoidal shaped pedestal and a ring at the bottom of the pocket. The "anti-reflective wall" feature enables our customers to more effectively utilize their automated optical inspection equipment to inspect the semiconductor or electronic components placed in the carrier tape that we manufacture. By placing a chamfered corner in the wall of the carrier tape pocket, we reduce the amount of reflection which could interfere with the workings of the automated optical inspection equipment. Research and development expenditures were $551,000, $538,000 and $375,000 for Fiscal Year 1999, Fiscal Year 1998 and Fiscal Year 1997, respectively.

 Recycling Programs

  We conduct our collection operations through our subsidiaries and independent contractors doing business using the trade name "SemiCycle." We recycle trays and reels collected from end users at approximately 430 locations in Asia and Europe. During Fiscal 1999, we purchased $2.0 million of used trays and reels collected in the United States by The SemiCycle Foundation, a Texas non-profit corporation. We have discontinued our relationship with The SemiCycle Foundation, as of August 6, 1999, because we have substantial inventories, and believe that we can obtain recycled units from sources in Europe and Asia at a lower cost. For more information, see "Interest of Management in Certain Transactions." Tube products and carrier tape products are generally not recycled. Currently, we collect approximately
3.0 million trays, each month for recycling. We also purchase products to recycle from independent dealers.

  The trays collected through our recycling programs are principally transported to the Company's production facilities in Shenzhen, China where we process them, including sorting, inspection, cleaning and anti-static coating, if appropriate. We then put them into inventory in our warehousing facilities pending sale to customers. Typical end users include SMT using companies, and other types of assemblers of circuit boards and manufacturers of computers and other end products. Recycled trays that do not meet industry quality requirements, or for which there is insufficient demand, are ground and reused in the manufacturing processes for new products.

  Some jurisdictions in which our packaging products are sold or used have adopted or proposed laws and regulations with a view to promote, among other things, the recycling of packaging materials. In addition, the ISO has incorporated environmental considerations in formulating its new ISO 14000 quality standards. We believe that our recycling programs provide our customers with opportunities to select the packaging products that best meet their requirements in terms of cost and environmental preferences. We believe that our recycling programs help our customers comply with environmental regulations and meet ISO standards with respect to environmental issues in two ways. First, we provide a recycling alternative to the traditional disposal methods of landfill and incineration. Second, our offerings of recycled products assist our customers in complying with or meeting "recycle-content" and "green product" regulations, standards or goals.

Customers

  We averaged approximately 240 customers per month in Fiscal 1999, including semiconductor and component companies as well as subcontract assembly and test companies. We also sold products to manufacturers of connectors, sockets, resistors and capacitors and other types of electronic components. In Fiscal 1999, our top customers were Texas Instruments, QPL Holdings, Philips, Amkor-Anam, Motorola, ASE, Hewlett Packard, LSI, Analog Device and ST Microelectronics. Texas Instruments, Philips, QPL Holdings, Amkor-Anam and Motorola were the only customers which individually accounted for more than 5% of the our net sales in Fiscal 1999. In the aggregate, the top ten customers accounted for 50.5% of our net sales in Fiscal 1999. We have received awards from customers such as Texas Instruments, Motorola, Hewlett-Packard and Lucent Technologies in recognition of the quality of our products and services.

  A significant portion of our net sales have historically been and are expected to continue to be derived from companies in the QPL Holdings. Companies in the QPL Holdings together accounted for approximately 8.0% of our net sales in Fiscal 1999. The bulk of this business came from ASAT Limited, which we believe has historically ordered a significant portion of its needs for packaging products from us. A contract is in place with a financial institution to purchase a 50% interest in ASAT Limited, removing it from the exclusive control of QPL Holdings. Over time, this might result in ASAT Limited fulfilling less of its needs with orders from us. EEMS Italia S.p.A. ("EEMS"), a memory IC assembly and test company, acted as our sales agent in Europe since 1995. This relationship was terminated in December 1998. For more information, see the discussion under the headings "--Risks and Uncertainties--Relationship with Principal Shareholder and Potential Conflicts of Interest."

Pricing

  The price quotations we provide generally contemplate the delivery of products within two weeks of the receipt of purchase orders. We charge higher prices when the customer desires shorter delivery time or additional services, such as local warehousing, special packaging provisions or special markings on the product. As a general policy, we price our recycled products at a discount to the price of corresponding new products.

Sales and Marketing

  We maintain five sales offices: Hong Kong; Singapore; Penang, Malaysia; Milpitas, California, U.S.A.; and Austin, Texas, U.S.A. where we make direct sales to customers. We also maintain three representative offices in Shenzhen and Shanghai, China and Rome, Italy that provide customers with technical information. In addition, we sell our products through five sales agents located in Japan (three); Seoul, South Korea; and Taipei, Taiwan.

  We generally make our sales pursuant to purchase orders from our customers. Therefore, for the most part we do not have long-term agreements with or commitments from our customers for the purchase of products. While customers typically provide us with one- to two-month forecasts of their requirements, forecasts do not constitute binding orders.

  The following table sets forth the geographic distribution of our net sales for the periods indicated. For more details, see Note 13 of Notes to our Consolidated Financial Statements.

                                                            Year Ended March
                                                                   31,
                                                            -------------------
                                                            1997   1998   1999

   North Asia..............................................  47.5%  53.8%  54.9%
   South Asia..............................................  29.4   21.3   24.3
   North America...........................................  19.9   22.1   17.0
   Europe..................................................   3.2    2.8    3.8
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

  North Asia represents China and Hong Kong, Philippines, Taiwan, Japan and Korea while South Asia represents Singapore, Malaysia and Thailand.

Distribution

  We maintain, either directly or through our sales representatives, a network of warehouses located near the production facilities of our customers. The following table sets forth the locations of the warehouses that we or our local sales representatives maintain.

             Asia                    North America                       Europe
      Japan (six)                 Milpitas, California               Rome, Italy
      Malaysia (two)                                                 Dublin, Ireland
      Shenzhen, China                                                Malta
      Shanghai, China
      Tianjin, China
      Hong Kong
      Keelung, Taiwan
      Kaohsiung, Taiwan
      Taipei, Taiwan
      Bangkok, Thailand
      Manila, Philippines
      Singapore
      Seoul, South Korea

  We also offer drop shipment services for our products, which provide for the shipment of our products directly to end-users designated by our customers. Because drop shipment prohibits our customers from inspecting our products before their receipt by the end user, the quality of our products is an even more important consideration than usual for our customers.

  Customers generally place purchase orders with our sales office or a sales agent near their location. The orders are then forwarded together with the requested shipping date to our production facilities in Shenzhen, China via our internal electronic mail system, with a copy to our Hong Kong office for invoicing and accounting purposes. Employees at our production facilities in Shenzhen, China generally respond to the local sales office upon receipt of the order with a committed shipping date.

  Our office in Hong Kong is responsible for invoicing local sales offices and sales agents, who in turn record customer invoices and handle collections.

Raw Materials

  We generally can purchase the raw materials we use in the production of trays and reels from a variety of sources worldwide that charge similar prices. We purchase tray raw materials principally from two suppliers located in the United States and Malaysia. We purchase PVC resin, the principal raw material for tubes, and certain additives used in the production of tubes principally from three suppliers located in Singapore, Japan and Germany. We purchase the polystyrene tape and polycarbonate tape used in our carrier tape production process, as well as cover tape, from two suppliers located in Japan and the United States.

  We generally purchase the various raw materials used in our production processes one and a half months before the materials are delivered to us. We try to maintain in Shenzhen, China inventories of raw materials for approximately two to three months of estimated production requirements. For more information, see the discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." From time to time, we try to make strategic purchases of raw materials when we believe the prices are favorable. Recycled trays that we or our agents collect are initially accounted for as part of our inventory of raw materials. Following sorting and processing, recycled trays are subsequently accounted for as part of our inventory of finished products.

Quality Assurance and Process Control

  We maintain a quality assurance and process control department. We perform quality assurance and statistical process control procedures at each major stage of production, including the inspection of raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes) stages of production and the inspection and testing of finished products. We also conduct "qualification" procedures for our raw material suppliers. We believe that, in addition to our quality assurance and process control department, our in-house design and tooling facilities and compounding capabilities have enabled us to control the quality of our products and that such integrated quality assurance system enables us to ensure end-product integrity and maximize customer value.

  Our production facilities in Shenzhen, China were certified as meeting the ISO 9002 quality standards by the ISO in October 1994, and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. The ISO is an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes. The certification process involves subjecting our production processes and our quality management systems to review and surveillance for periods as long as nine months. The ISO 9002 certification is required by certain European countries in connection with sales of industrial products in such countries. In addition, such certification provides independent verification to our customers as to the quality control in our manufacturing processes and many of our customers require ISO certification as a prerequisite for purchasing from the Company.

  Before making high volume purchases from us, prospective customers generally require our production facilities to undergo a one- to two-month "qualification" process. These qualification processes often include on-site certification of our production facilities by members of a customer's engineering and quality control staff. Our production facilities in Shenzhen, China have been qualified by customers including Intel, Texas Instruments, Motorola, Hewlett Packard, Philips and others.

Competition

  The markets for our products and services are highly competitive. Our products compete with similar products manufactured by other companies, some of which have substantially greater financial resources than we do.

  We classify our competitors as large diversified manufacturers, large single-product manufacturers and small local job-shop style manufacturers. Large diversified manufacturers are typically divisions of large multinational companies which compete with us in markets for more than one product. Large single-product manufacturers typically have international operations similar to ours. Small local job-shop style manufacturers typically operate only within certain geographic regions, such as Taiwan and Singapore. We are not aware that any of our major competitors offer the range of products and services that we offer. We believe that we compete with large diversified manufacturers through our focus on serving the semiconductor and electronics industries, with large single-product manufacturers through our broad range of product offerings and with smaller local job-shop style manufacturers through our international organization which enables us to meet the requirements of multinational customers with several production facilities at various locations. We also believe that our collection and use of recycled materials allows us to compete favorably while maintaining better than average operating margins.

  We believe that the principal competitive factors in the markets for our products and services are responsiveness and flexibility (including short delivery cycles and the ability to supply large quantities on short notice), price, product quality and range of products and services available.

Environmental Matters

  We are subject to various laws, rules and regulations in the Peoples Republic of China (the "PRC") regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with applicable laws, rules and regulations relating to the protection of the environment.

Employees

  As of March 31, 1999, we had 144 employees at our offices located in Asia, North America and Europe. Our employees are not covered by any collective bargaining agreements. In late March of 1999, approximately 30 of our employees, including 13 management level employees, resigned or were terminated over disagreements with our Board of Directors. Among these employees was then vice president Steven Dezso. On December 2, 1998, our Board of Directors terminated then President and Chief Executive Officer, Richard Brook. For more information, see the discussion under the Section "Directors and Executive Officers." We have replaced many of the employees who resigned or were terminated, principally by promoting employees already within our organization. In some instances we have determined that replacement was unnecessary. In spite of the resignations and terminations, we experienced no work stoppages, and only minor operational difficulties including a reduction in our margins resulting from the use of more virgin plastic relative to recycled material during the first quarter of Fiscal 2000, resulting in the loss of less than $350,000 in gross margin on sales. This was a temporary difficulty, and the quality of our products never suffered.

  We believe that certain of our former employees continue to communicate with our current employees in an effort both to glean information with respect to our business and operations and to disrupt our operations. Based on our experience since April 1999, we also believe that our current employee base has stabilized.

  Since June 1996, we have established defined contribution benefit plans for our employees in Hong Kong, and have made contributions to such plans based on 5.0% of the monthly base salaries of participating employees. The assets of such plans are held under provident funds managed by independent trustees. In addition, we make contributions to employee Retirement schemes as required by local authorities in certain jurisdictions, such as Singapore, in which we have operations. For more information, the discussion under see Note 10 of the Notes to our Consolidated Financial Statements.

  On April 23, 1999 we issued to our employees options to purchase an aggregate of 384,036 shares of our common stock at a purchase price of $3-21/32. 120,000 of the option so granted vested immediately while the balance will vest in full and become exercisable on October 1, 1999. Additionally, on April 22, 1999, we issued options to Mr. Calvin Reed, in connection with his appointment as our President and Chief Executive Officer. Specifically, we issued Mr. Reed options to purchase 150,000 shares of our common stock at a purchase price of $3-21/32 per share, 150,000 shares of our common stock at a purchase price of $7 per share and 100,000 shares at a purchase price of $10 per share. These options, except for options to purchase 100,000 shares of our common stock at a purchase price of $3--21/32, were not issued pursuant to either the 1997 or the 1998 Share Option Plan. On May 5, 1999, in connection with their appointment as directors, we issued to Jack Menache and Doug Broyles options to purchase 10,000 shares of our common stock at a purchase price of $3 7/8 per share under our 1998 Share Option Plan. Since this grant we have accelerated the vesting of these options so that as of the date of this Annual Report they have vested. On July 28, 1999, in connection with his appointment as our Vice President of Administration, Secretary and General Counsel, we issued to Jack Menache options to purchase 100,000 shares of our common stock at a purchase price of $5 7/8 per share under our 1997 Share Option Plan. Also on July 28, 1999, in connection with his appointment as a director, we issued to William Snyder options to purchase 10,000 shares of our common stock at a purchase price of $5 7/8 per share under our 1998 Share Option Plan. For more information, see the discussion in the Section "Options to Purchase Securities from Registrant or Subsidiaries."

  Our existing production facilities in Shenzhen, China are operated by an unaffiliated PRC company pursuant to a processing agreement initially entered into in May 1987 and subsequently amended and renewed in May 1994 and December 1996. We entered into the processing agreement with the PRC company which was formed by the Shenzhen Municipal Longgang District Foreign Economic Service Company, a company controlled by the local government of the Longgang District of Shenzhen. The current term of the processing agreement expires on May 28, 2016. Under the processing agreement, the PRC company has agreed to provide the personnel for the operation of our facilities in Shenzhen, China and renders assistance in dealing with all matters relating to the import and export of raw materials and our products. Such personnel are not our employees. We agree to pay each worker no less than a fixed sum each month, which is revised every two years, in addition to an annual fee to the PRC company (which has been waived for the current term of the agreement) based on the quantity of products manufactured each year. In October 1995, we entered into a similar processing agreement with a different PRC company, also unaffiliated with us, which has a term of fifty years, for the operation of our additional production facilities being constructed in Shenzhen, China. As of March 31, 1999, the personnel at our production facilities in Shenzhen, China numbered approximately 1,765, including personnel in production and quality assurance and process control, warehousing and inventory control, tooling and molding, engineering and product development, and purchasing, financing and other support functions.

Insurance

  We maintain insurance policies covering risks of losses due to fire, flood and other natural disasters. Our insurance policies cover certain of our buildings, machinery and equipment, raw materials and inventory. We also maintain business interruption insurance. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations and financial condition. Additionally, we maintain directors and officers insurance covering the payment and defense of certain claims asserted against our directors and officers. We are not insured against the loss of our key personnel.

Recent Developments

  During Fiscal 1999, and continuing into Fiscal 2000, we have taken substantial measures to examine our business and operations, and have made substantial changes at all levels of management.

 We Hired a New CEO and President

  On April 23, 1999, we hired Calvin Reed as our new President and CEO. Concurrently, we appointed Mr. Reed to our Board of Directors. For more details regarding Mr. Reed's qualifications, see the Section "Directors and Executive Officers of Registrant." Mr. Reed replaced Jerry Mo who had been acting as temporary CEO and President pending our search to permanently fill those positions. We had appointed Mr. Mo as temporary CEO and President following the termination of Richard Brook on December 2, 1998.

  On December 2, 1998, we released Mr. Brook pursuant to the terms of his employment contract with us, "without cause," pending completion of a review of his conduct and retaining our right to consider his release "for cause." Because we released Mr. Brook without cause, we continued to pay him a monthly salary of $26,950 per month, that would have continued for an additional 3 years and 1 month. Based upon our investigation, and upon actions we believe Mr. Brook has taken both prior and subsequent to December 2, 1998, we consider his release "for cause," and have terminated payments to him.

 We Hired a New Vice President of Administration, Secretary and General
Counsel

  On July 28, 1999, we hired Jack Menache as our new Vice President of Administration, Secretary and General Counsel. In connection with this appointment, Mr. Menache resigned from our Board of Directors. At the same time, we appointed William Snyder to sit on the Board in place of Mr. Menache. For more details regarding the qualifications of either Mr. Menache or Mr. Snyder, see the Section "Directors and Executive Officers of Registrant."

 We Have Reconstituted Our Board of Directors

  As of September 1, 1999, our Board of Directors is composed of four members, only one of whom is an inside director. The following individuals resigned from our Board of Directors on the dates indicated:

   Mr. Francis Leung.......................................... October 21, 1998;
   Mr. Robin Nicholson........................................   March 23, 1999;
   Mr. Hon Ying Ng............................................   March 23, 1999;
   Mr. Kong Chi Wong..........................................   March 23, 1999;
   Mr. Jerry Mo...............................................   April 23, 1999;
   Mr. Jack Menache...........................................    July 28, 1999.

Additionally, our Shareholders, including majority shareholder Luckygold 18A ("Luckygold"), removed Mr. Richard Brook from the Board of Directors on March 10, 1999.

  We selected our current directors after careful consideration in order to provide us with a high level of technological expertise and experience in the conduct of international business in general. For a complete list of the current members of our board of directors, see the discussion under the Section "Directors and Executive Officers of Registrant."

 We Have Conducted an Intensive Investigation of Certain Allegations Relating to Our Business and Operations

  After a period of time in which tensions were rising between the Board and Mr. Brook, then President and Chief Executive Officer of the Company, on November 22, 1998, the Board communicated its informal determination that we would be better served if Mr. Brook would leave his position as President and Chief

Executive Officer. Although we entered into a standstill agreement to permit negotiation directed toward an amicable departure, on November 28, Mr. Brook abruptly terminated those discussions. Later the same day, Mr. Brook wrote the first of a series of memoranda to the Board charging various improprieties by us and Mr. T.L. Li, our Chairman. This was followed by two more memoranda amplifying the allegations delivered between that date and December 2, 1998, when the Board terminated Mr. Brook's employment. The Board instructed our Audit Committee, consisting of two independent directors, to investigate these allegations. The Audit Committee then engaged independent counsel for that purpose.

  During the pendency of this investigation, the directors who had presided on the Audit Committee resigned. They were replaced with two new outside directors, one of whom (Jack Menache) resigned (in connection with his employment by the Peak) and was simultaneously replaced, who received and reviewed reports from the independent counsel previously hired before issuing their report to our Board of Directors. For more information, see the discussion under the heading "Employees," and in the section "Directors and Executive Officers of Registrant."

  Specifically, the allegations made by Mr. Brook (other than allegations concerning our operations in China, which we address separately), and our Audit Committee's findings were as follows:

    1. Mr. Brook alleged that around October of 1997, Messrs. Li and Mo invested $11 million of our funds in notes issued by Peregrine Investment Holdings Limited ("Peregrine"), without Board approval, even though at the time, Mr. Francis Leung was one of our directors and a Peregrine director. Mr. Brook further alleged that when Peregrine went bankrupt, Messrs. Li and Mo arranged for the repayment of lost funds through a sale of the Peregrine notes to a related party. Mr. Brook alleged that our disclosure with respect to these events was insufficient.

    Our Audit Committee found that we invested approximately $12 million in the Peregrine notes, that we were repaid a portion of that sum at the notes' maturity and that the remainder was exchanged for a note issued by the Linmark group, Ltd. ("Linmark"), a British Virgin Islands company, not affiliated with Peak, or Messrs. Li and Mo. We lost no money--principal or interest--on this series of transactions. Since Mr. Leung, who resigned from our Board on October 21, 1998, had been both our director and a Peregrine director at the time the transaction was made, the Audit Committee recommended that we institute a set of procedures for both the investment of corporate funds, and the prior independent review and approval of related party transactions.

    2. Mr. Brook alleged that around October of 1997, Messrs. Li and Mo invested approximately $3 million in a note issued by CA Pacific Investments Limited ("CA Pacific"), without Board approval, that this money was lost when CA Pacific went bankrupt, and that Messrs. Li and Mo arranged for the repayment of the funds through the sale of the CA Pacific note to a related party. Mr. Brook alleged that our disclosure with respect to these events was insufficient.

    Our Audit Committee found that we did invest funds in a CA Pacific note in December of 1997. They also found that one week later, we exchanged this note for a note from Linmark due in March 1998, the principal of and interest on which was paid in full, on time. Accordingly, we lost no money on these transactions. CA Pacific is not related to us or to Messrs. Li and Mo. The Audit Committee issued the same recommendations with respect to this allegation as described above.

    3. Mr. Brook alleged that we advanced legal fees on behalf of Mr. Li, in connection with the offering of the TrENDS by Peak TrENDS Trust without an appropriate written agreement with Mr. Li, providing for interest, and that Mr. Li should have more promptly reimbursed us for these outlays.

    The Audit Committee found that from May to November of 1998, we paid $833,000 for expenses that Mr. Li had an obligation to reimburse, and that Mr. Li repaid $600,000 on September 28, 1998, and paid the remainder on December 9, 1998. The Audit Committee recommended that Mr. Li compensate us for the loss of the use of funds outlaid on his behalf. Interest at then market rates totaled $8,824, which Mr. Li has paid.

    4. Mr. Brook alleged that in November of 1998, Mr. Mo as CFO countermanded Mr. Brook's authority by ordering shipment to buyers affiliated with Mr. Li in spite of payment delinquency by those buyers, and that such preferences should be subject to Board and Audit Committee review.

    The Audit Committee found insufficient evidence to show that we, as a general policy, favor related party buyers over independent third-party buyers. The Audit Committee also found that although some related party buyers were behind in their payments to us in August and November of 1998, this was corrected by the end of November of 1998, prior to the alleged incident.

    5. Mr. Brook alleged that Mr. Mo spent time working on Mr. Li's personal financial matters when he should have been working for us.

    The Audit Committee found this allegation to be unsubstantiated.

    6. Mr. Brook alleged that in November of 1998, when we received a non-binding indication of interest in purchasing us (the "Offer"), Mr. Mo began working on the transaction prior to obtaining a confidentiality agreement, that the offer was leaked to the market, and that it resulted in unusual trading activity in our shares of common stock.

    The Audit Committee found that in fact Mr. Brook had disclosed the offer to one or more of our investors, placing us at risk of a possible securities law violation and necessitating a premature press release to control that risk. The Audit Committee found no evidence that other leaks had taken place, and that while the price of our common shares rose at this time, trading volumes were not unusual. The Audit Committee recommended that we establish appropriate guidelines with respect to purchases and sales of our shares by insiders.

    7. Mr. Brook also alleged that prior to the offering of TrENDS by Peak TrENDS Trust, we inflated our reported sales through artificially large purchases of our products by related parties.

    The Audit Committee found that all sales to related party purchasers were bona fide sales. The Audit Committee recommended that we institute a policy to monitor our sales to related party purchasers, in order to discover and prevent any possible manipulation of sales figures.

    The allegations presented by Mr. Brook form the basis of the claims against us in the Complaint (as defined below). For more information regarding the Complaint, see the discussion under the heading "We have Been Named In a Class Action Lawsuit" in the Section "Risks and Uncertainties" and the Item "Legal Proceedings." In summary, the Audit Committee found no evidence of wrongdoing by Mr. Li or Mr. Mo and no evidence that we suffered materially from any of the conduct complained of. The Audit Committee did identify a number of instances in which our operations could benefit from codified procedures, many of which have been adopted by the Board.

    To date, the investigation of our business and operations described above, has cost us approximately $900,000. We have tendered a claim for some of these expenses with our insurance carrier, however, we cannot assure that we will recover any of these costs.

 We Have Discovered and Attempted to Remedy Apparent Improprieties in Our Operations in China

  In addition to the investigation discussed above, we have conducted investigations with respect to our Chinese operations. These investigations have yielded the following results.

 . One or more of the employees at our Chinese facility, responsible for obtaining Chinese currency to pay the employees at that facility, may have engaged in a scheme to profit from unauthorized exchanges of Hong Kong Dollars for Chinese Renminbi. Since our revenues are denominated primarily in dollars, while many of our operating and construction costs are in Renminbi, the currency of the PRC, we must regularly exchange foreign currency for Renminbi. We believe we are currently converting our currency in accordance with

 PRC law, but we may not have done so at all times in the past. While we have not lost any money because of this scheme, it could expose us to potential sanctions from the Chinese government.

 . One or more managers of our Chinese facility who resigned or were terminated or suspended in March, 1999, may have engaged in substantial mismanagement and self-dealing with respect to our Chinese Operations. Although the results of our investigation were inconclusive, we have credible indications that these individuals took the following actions:

 . rigging the bidding system for choosing a contractor for the construction of our new factory in China to allow a contractor that they control to be awarded the contract at an above market price;

 . diverting waste, raw materials and partially processed materials, specifically PVC resin and tubes, into an unauthorized manufacturing and sales operation, conducted from our Chinese facility, but concealed from non-PRC executives; and

 . employing an exclusive "purchasing agent" who took unrecorded and unjustified commissions from transactions involving our lease of warehouse properties from the Chinese government and who charged as much as twice the market rate for supplies and maintenance of equipment.

  Although we have conducted an investigation into these incidents, the manager(s) in question did not keep complete records of these matters making it difficult to conclusively identify any improprieties they may have committed, and practically impossible to quantify their results in terms of monetary loss. Accordingly, this conduct may have had a material adverse effect on our operations through the end of Fiscal 1999.

  We have of course terminated the employees known to have participated in the above actions, and have appointed a new Vice President in charge of Chinese operations. Additionally, we have renegotiated our contract with respect to the construction of our new factory in China to bring it into line with the market. Since the resignation, termination and suspension of the responsible management level employees in our Chinese facility in March, 1999, we are confident that the activities discussed above have ceased.

  With respect to the customs issues, we have worked with the Chinese customs authorities to reconcile our accounts. As a party to a contract processing agreement, Peak has an arrangement that allows us to import materials into the PRC for processing with the understanding that all finished products will subsequently be exported. All materials imported under this arrangement are free from both import duties and Value Added Tax. Subsequent to the departure of the previous plant management, we discovered that some PVC materials imported for the manufacturing of tubes were "missing" when customs records were compared to Peak's physical inventory records. In order not to jeopardize the renewal of our import license, we reported this to the customs authorities. We reached a settlement with the customs authorities in August such that we would voluntarily pay the import duties and VAT on the missing PVC. As we reported this shortfall voluntarily, no penalty was levied by the custom authorities. The total charge amounted to US$500,000 which has been reported as part of the Cost of Sales for the year ended March 31, 1999.

  It is still possible that a levy or fine will be imposed on us and/or that we will be requested to post a sizeable bond with the government of China. Both the levy or fine or the requirement of a cash bond could have a material and adverse effect on our ability to conduct operations in China and our results from operations generally.

 We Have Delayed Construction of Our New Factory in China

  We have determined that at this time our current facilities are sufficient to meet our requirements for product in the foreseeable future. Management is undertaking a review of its production needs and has determined that the additional facilities may not be required for some time ahead depending on market conditions, and has decided to delay the completion of the plant construction. Currently, we have committed to spend approximately $30 million and have constructed approximately 800,000 square feet of the building shell. The Company has incurred expenditure at March 31, 1999 of $20,273,000 on the construction of a new plant as part of the expansion of the Company's production capacity. Up to September 1999 the Company has incurred additional costs of approximately $8.0 million. The Company has evaluated these assets and determined that a provision for impairment of $9.0 million be made based on an independent appraisal of the current market value.

 We Have Filed Litigation Against Some of Our Former Employees

  On August 25, 1999, we filed a complaint in the 201st Judicial District, Travis County, Texas, entitled Peak International, Inc. and Peak International, Ltd. v. Jeffrey Blaine, Steve R. Dezso and Jason D. Brown against the named defendants, all of whom are former Peak employees for misappropriation of trade secrets, violation of the Texas Theft Liability Act, breach of fiduciary duty, tortious interference with contractual relations and/or business relationships, unfair competition, civil conspiracy, conversion, business disparagement, defamation and breach of contract. We seek to recover actual and punitive damages in excess of the jurisdictional amount required as well as attorneys' fees and injunctive relief. Additionally, on September 16, 1999, we filed a complaint in the 353rd Judicial District, Travis County, Texas entitled Peak International Inc. v. The SemiCycle Foundation, Tim Jarvis, Steve R. Dezso and Schenae Rourke for tortious interference with contractual relations and/or business relationships, business disparagement and defamation. We seek to recover actual and punitive damages in excess of the jurisdictional amounts required and for attorneys' fees as well as injunctive relief. We believe the claims put forth in these complaints are meritorious and that we will ultimately prevail. Nevertheless, no discovery has been undertaken to date and, consequently, we are unable to predict the outcome of either of these lawsuits with any certainty.

 Our Net Sales Continue to Increase

  We achieved net sales of $18.8 million for the first quarter of Fiscal 2000, a 19 percent increase over net sales of $15.8 million for the same quarter in Fiscal 1999. Moreover, our gross profit margin increased to 42.8 percent for the first quarter of Fiscal 2000 from 40.1% for the same quarter in Fiscal 1999. Additionally, we have signed contracts with two premiere semi-conductor companies, Conexant and Motorola, expanding our existing relationships with each client.

Risks and Uncertainties

  In evaluating our business, shareholders should consider carefully the following factors in addition to the other information presented herein. We are a holding company and our major operating asset is our ownership interest in Peak (HK). Our only source of cash flow is our share of the dividends, if any, paid by Peak (HK) and other of our subsidiaries.

 Variability of Operating Results

    Our operating results are affected by a wide variety of factors that could materially affect revenues and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others:

   . the price of raw materials;

   . factors relating to conditions in the semiconductor and electronics industries including:

    . lower demand for products;
    . increased price competition;
    . downturns and deterioration of business conditions;
    . technological changes; and
    . changes in production processes in the semiconductor and electronics industries which could require changes in packaging products;

   . capital requirements and the availability of funding;

   . the Company's expansion plan and possible disruptions caused by the installation of new equipment or the construction of new facilities;

   . the lack of long-term purchase or supply agreements with customers;

   . the loss of key personnel or the shortage of available skilled employees;

   . international political or economic events or developments, including those relating to Hong Kong and the PRC;

   . currency fluctuations; and

   . fines, penalties and bonds required by the PRC due to past violations of its rules and regulations.

  Unfavorable changes in the above or other factors could materially and adversely affect our results of operations or financial condition. For more information, see the Section "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Dependence on Semiconductor and Electronics Industries

  Our revenues depend on increased demand for our products from manufacturers of semiconductor and electronic components. Any deterioration of business conditions in the semiconductor industry, including lower demand for semiconductor products, decreased unit volume of semiconductor products shipped or other factors resulting in decreased demand for packaging products, or increased price competition in the semiconductor industry could result in increased price pressure on suppliers to the semiconductor industry, and could have a material adverse effect on our results of operations and financial condition. The semiconductor industry is characterized by rapid technological change leading to more complex products, evolving industry standards, intense competition and fluctuations in demand. From time to time, demand for electronic systems, which generally includes both semiconductors and electronic components, has suffered significant downturns which in some cases have been prolonged. These downturns have been characterized by diminished product demand, product overcapacity and accelerated erosion of average selling prices. No assurance can be given that any future downturn in the semiconductor or electronics industries will not be severe or that our results of operations or financial condition will not be materially and adversely affected by such downturns or other developments.

 Dependence on Significant Customers

  In the aggregate, our top ten customers accounted for 51.2%, 53.5% and 50.5% of our net sales in Fiscal 1997, Fiscal 1998 and Fiscal 1999, respectively. Our ability to maintain close, mutually beneficial relationships with our leading customers is important to the ongoing growth and profitability of our business. Although our sales to specific customers have varied from year to year, our results of operations have been dependent on a number of significant customers and the conditions of their respective industries. All of our customers operate in the global semiconductor and electronics industries which historically have been highly cyclical. As a result of the concentration of our customer base, the loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products or services provided to, any of these customers could materially and adversely affect our results of operations and financial condition. Our sales are made pursuant to purchase orders, and therefore, we generally have no agreements with or commitments from our customers for the purchase of products. Although customers typically provide us with forecasts of their requirements, such forecasts are not binding. We cannot assure that our customers will maintain or increase their sales volumes or orders for our products or that we will be able to maintain or add to our existing customer base.

  One of our largest customers, ASAT Limited is a subsidiary of QPL Holdings and is indirectly controlled by our majority shareholder. A contract is in place with a financial institution to purchase a 50% interest in ASAT Limited, removing it from the exclusive control of QPL Holdings, and therefore from the control of our majority shareholder. Over time, this may result in ASAT Limited fulfilling less of its needs with orders from us.

 Concentration of Operations in the PRC and Considerations Relating to Hong
Kong

  As of March 31, 1999, substantially all of our fixed assets and inventories were located in Shenzhen, China. Our main production facilities are located in Shenzhen, China and are operated by an unaffiliated PRC company under a processing agreement, pursuant to which such company provides all of the personnel for the operation of our facilities and renders assistance in dealing with matters relating to the import of raw materials and the export of our products. Our additional production facilities will be operated under similar arrangements. Our existing production facilities in Shenzhen, China are, and our additional facilities in Shenzhen, China will, if we elect to complete them, be located on land leased from the PRC government by one of our wholly-owned subsidiaries under land use certificates and agreements with terms of fifty years. Our assets and facilities located in the PRC and the PRC company's operation of such facilities are subject to the laws and regulations of the PRC and our results of operations in the PRC are subject to the economic and political situation in the PRC.

  The operations of our production facilities in Shenzhen, China may be adversely affected by changes in the laws and regulations of the PRC (or the interpretation thereof), such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We currently export all the products manufactured at our production facilities in Shenzhen, China. Accordingly, we are not subject to certain PRC taxes and are exempt from customs duties on imported raw materials and exported products.

  Although we have tried to remedy the effects of past improprieties at our Chinese facility, it is possible that one or more of these improprieties may subject us to classification by the Chinese customs authorities in a manner that would require us to supply a substantial bond against customs duties that we would have to pay if we were importing material for ultimate sale in the PRC, and may be subject to significantly higher administrative importation costs generally. Being subjected to these measures could materially and adversely affect our ability to manufacture products at a competitive price and our results from operations. For a detailed description of the past improprieties at our Chinese Facility, see the discussion under the heading "We Have Discovered and Attempted to Remedy Apparent Improprieties in our Operations in China" in the Section "Recent Developments."

  Even if we suffer no ill effects from the improprieties, we cannot assure that we will not become subject to PRC taxes or will not be required to pay customs duties in the future. In the event that we are required to pay PRC taxes or customs duties, our results of operations could be materially and adversely affected. We believe that our operations in Shenzhen, China are now in compliance with applicable PRC legal and regulatory requirements. However, we cannot assure that the central or local governments of the PRC will not impose new, stricter regulations or interpretations of existing regulations which would require additional expenditures.

  The economy of the PRC differs from the economies of many countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position, among others. In the past, the economy of the PRC has been primarily a planned economy subject to State plans. Since 1978, the PRC government has been reforming the PRC's economic and political systems. Such reforms have resulted in significant economic growth and social change. We cannot assure, however, that the PRC government's policies for economic reforms will be consistent or effective. Our results of operations and financial position may be adversely affected by changes in the PRC's political, economic or social conditions.

  We maintain our principal executive offices, a sales office and a warehouse in Hong Kong. Additionally, our general invoicing and accounting functions are centralized at our offices in Hong Kong. On July 1, 1997, sovereignty over Hong Kong reverted from the United Kingdom to the PRC, and Hong Kong has become a Special Administrative Region ("SAR") of the PRC. The Joint Declaration signed by the PRC government and the government of the United Kingdom on December 19, 1984 (the "Joint Declaration") provides that the basic policies of the PRC regarding Hong Kong will be stipulated in the basic law of Hong Kong which was enacted by the National People's Congress of the PRC on April 4, 1990 (the "Basic Law"). Although the Basic Law provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, we cannot assure that the general economic position of Hong Kong, and our results of operations and financial condition, will not be materially and adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong.

 We Have Been Named In a Class Action Lawsuit

  We have been sued by a purported class of persons who were initial purchasers of the TrENDS. For information concerning the lawsuit, see Item 3, "Legal Proceedings." Although we have begun investigating the allegations in the Complaint, at this time it is impossible for us to predict an outcome. A judgment against us based on the allegations in the Complaint could have a material and adverse effect on our results of operations. Additionally, even if we prevail in litigating this action, we cannot assure that the expenses of litigation will not materially and adversely affect our results of operations.

 Economic Conditions in the Asia Pacific Region

  A significant portion of our revenue is derived from sales to customers in Hong Kong, Singapore, the Philippines and other countries in East and Southeast Asia (the "Asia Pacific Region"). Accordingly, our financial condition and results of operations and the market price of shares of our common stock may be affected by:

   . economic and political instability;

   . changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

   . transportation delays;

   . fluctuations in currency exchange rates;

   . currency convertibility and repatriation;

   . taxation of our earnings and the earnings of our personnel; and

   . other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

None of these factors are within our control. In Fiscal 1999, many countries in the Asia Pacific Region experienced considerable currency volatility and depreciation, high interest rates, stock market volatility and declining asset values which contributed to net foreign capital outflows, an increase in the number of insolvencies, a decline in business and consumer spending and a decrease in economic growth as compared with prior years.

  Economic developments in the Asia Pacific Region has had a material adverse effect on the Asia Pacific Region's business and on consumer demand for products that use semiconductor and electronics devices. That demand generally rises as the overall level of economic activity increases and falls as such activity decreases. In addition, currency devaluations in the Asia Pacific Region could result in accelerated price erosion of semiconductor and electronic products as products manufactured in countries whose currencies have devalued significantly against the US dollar become less expensive in US dollar terms. Any adverse effect on the global semiconductor and electronics industries as a result of slower demand for products in the Asia Pacific Region or accelerated product price erosion arising from currency devaluations in the Asia Pacific Region could have a material and adverse effect on our financial condition or results of operations, especially if negative business and economic conditions in the Asia Pacific Region do not improve or if these conditions worsen.

 Relationship with Principal Shareholder and Potential Conflicts of Interests

  Mr. T.L. Li, through his ownership of all of the outstanding shares of Luckygold 18A Limited ("Luckygold"), a company incorporated in the British Virgin Islands, beneficially owns approximately 58.3% of the outstanding shares of our common stock. Mr. T.L. Li is in a position to substantially influence actions that require shareholder approval, including the timing and payment of dividends and certain other actions we may take, and the election of our Board of Directors. In addition, Mr. T.L. Li serves as director of companies in QPL Holdings. For more information, see the Sections "Directors and Officers of the Registrant" and "Interest of Management in Certain Transactions."

  A significant portion of our net sales historically has been and is expected to continue to be made to companies controlled by Mr. T.L. Li, including ASAT Limited ("ASAT") and companies in QPL Holdings, which together accounted for approximately 16.1%, 16.3% and 8.0% of our net sales in Fiscal 1997, Fiscal 1998 and Fiscal 1999, respectively. Accordingly, any adverse development in the operations, competitive position or customer base of ASAT or companies in QPL Holdings or our relationship with the companies in QPL Holdings could have a material adverse effect on our results of operations and financial condition. At least one subsidiary of ASAT has sought financial reorganization in the last year. For more information see the discussion under the heading "--Customers" and the Section "Interest of Management in Certain Transactions." Mr. T.L. Li may take actions as the controlling shareholder of the companies in QPL Holdings that are not in our best interests or the best interests of our shareholders.

  Both Mr. T.L. Li and the Company have been named, among others, as defendants in a law suit, filed on behalf of the purchasers of Trust Enhanced Dividend Securities from Peak TrENDS Trust. Although we are not aware of any actual conflict of interest between Mr. T.L. Li and the Company, we cannot assure that such a conflict will not develop over the course of the lawsuit. For more information, see the Section "Legal Proceedings."

 Potential Difficulties in Protecting Shareholder Rights

  Our corporate affairs are governed by our Memorandum of Association and Bye-laws and by the laws governing corporations incorporated in Bermuda. The rights of our shareholders and the responsibilities of members of our Board of Directors under Bermuda law are different from those applicable to a corporation incorporated in the United States and, therefore, our shareholders may have more difficulty protecting their interests in connection with actions by our management, members of our Board of Directors or our controlling shareholders than they would as shareholders of a corporation incorporated in the United States.

 Some Of Our Former Officers and Employees May Act Against Our Interest

  We believe that a number of our former officers and employees have periodically disseminated negative information to our investors, customers and suppliers in an effort to devalue our stock and to hurt our operations. While to date the efforts of these individuals to injure our operations have not succeeded to any material level, we suspect that they have resulted in the loss of some new orders for our products that we believe we would otherwise have received. We cannot assure that they will not be more successful in the future. We also believe that some of these employees may be assisting the plaintiff class in litigation filed against us. We cannot assure that the efforts of these individuals will not materially and adversely affect our business and operations.

ITEM 2. DESCRIPTION OF PROPERTY

  Our principal executive offices are located in Units 3, 4, 5 and 7, 37th Floor, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, N.T., Hong Kong and our main telephone number is (852) 2402-5100.

  Our main production facilities are located in Shenzhen, China in a plant with a total floor space of approximately 305,000 square feet. The plant is equipped with injection molding machines, extruders, carrier tape machines, mixing machines, ultra-sonic welding machines and other machinery and equipment.

  In addition to our production facilities in Shenzhen, China, we also maintained, until April 1998, production facilities located in Penang, Malaysia, with a total floor space of approximately 3,500 square feet, which processed tubes extruded at our Shenzhen facilities.

  We were in the process of expanding our production capacity in Shenzhen, China and have commenced the construction of an additional plant to be located approximately three miles from the existing production facilities. We have delayed construction activities on the new plant until demand warrants its completion. For more details, see the discussion in the Section "Description of Business--Recent Developments--We Have Delayed Construction of Our New Factory in China."

  We maintain a tooling shop on the premises of our production facilities in Shenzhen, China that we use to make the molds we need for production, dies and tooling for sale, and spare parts for equipment used in our production process. Our in-house tooling machinery and equipment includes computer numeric control ("CNC") electronic discharge machines ("EDMs"), CNC wire cut machines, milling machines and miscellaneous lathes, planers, surface grinders and drill presses. As of March 31, 1999, the tooling shop, with a total floor space of approximately 24,000 square feet, employed 147 tool makers.

  Our existing facilities in Shenzhen, China are, and our additional facilities in Shenzhen, China, if completed, will be, operated pursuant to processing agreements with unaffiliated PRC companies. Such facilities are, or will be, located on land which is leased from the PRC government by our wholly-owned subsidiary, Warden Development Ltd. ("Warden") under land use certificates and agreements with terms of fifty years. The buildings comprising the facilities are, or will be, owned by Warden. The land and the buildings are, or will be, in turn leased by Peak (HK) from Warden under a two-year lease which commenced April 1995 and was automatically renewed in April 1999 for another two years on the same terms. Peak (HK) owns the machinery and equipment in our Shenzhen facilities. Under current PRC law, all land belongs to the government, and individuals and enterprises may only lease land from the government.

ITEM 3. LEGAL PROCEEDINGS

  A complaint (the "Complaint") has been filed in the United States District Court, Southern District of New York by Dorchester Investors, individually and on behalf of the purported class of all others similarly situated (initial Purchasers of the TrENDS), against us, Peak TrENDS Trust, Luckygold, Mr. T.L. Li, Mr. Jerry Mo and Donaldson, Lufkin and Jenrette Securities Corporation. The Complaint seeks damages pursuant to federal securities laws, based on alleged misrepresentations and omissions in the documents by which the TrENDS were offered to the public for initial purchase. The Complaint seeks compensatory damages and legal expenses. We have begun investigating the allegations made in the Complaint, however, because of the early stage of this litigation, we cannot predict the outcome. We are not directly covered under our directors and officers insurance, which has a maximum coverage (including fees and expenses) of $10 million for any one claim or for all claims in one year, for the actions alleged in the Complaint. A judgment against us or another defendant (to the extent we indemnify them and such liability is not covered by applicable insurance or other indemnification) based on the allegations in the Complaint could have a material and adverse effect on our results of operations. Additionally, even if we prevail in litigating this action, we cannot assure that the expenses of litigation will not materially and adversely affect our results of operations.

  We have received an Amended and Restated Demand for Arbitration (the "Demand"), dated July 2, 1999, filed on behalf of Mr. Brook pursuant to his employment contract. In the Demand, Mr. Brook seeks, among other things either payment of $32,400 per month or a lump sum payment of $1,036,800, subject to an appropriate present value discount, from us. In order to achieve this award, Mr. Brook would have to prove that we did not have grounds under his employment contract to terminate him "for cause," as defined in that contract. Although we cannot assure the outcome of this lawsuit, we believe the Demand is without merit and intend to defend vigorously the allegations in the Demand and believe that this litigation will not have a material adverse effect on our business, operations, or financial condition.

  Additionally, we are a plaintiff in a pair of lawsuits filed against some of our former employees. We do not expect either of these lawsuits, separately or in the aggregate to have a material effect on our business or results of operations. For more information, see the Section "Recent Developments" under the heading "We Have Filed Litigation Against Some of Our Former Employees."

ITEM 4. CONTROL OF REGISTRANT

  The following table sets forth certain information regarding the ownership of shares of our common stock as of March 31, 1999 by (i) each person who is known by us to own more than 10.0% of our shares and (ii) all of our directors and executive officers as a group.

                                                        Shares Owned as
                                                        of June 1, 1999
                                                       -----------------------
Identity of Person or Group                             Number         Percent
Luckygold(1).......................................... 7,888,038(2)(3)  58.4%
All directors and executive officers as a group (9
 persons)(3).......................................... 7,888,038(2)(3)  58.4%

---------------------
(1) Mr. T.L. Li is the sole shareholder of Luckygold.

(2) Includes 5,300,000 shares pledged to Peak TrENDS Trust, and held by a collateral agent, pursuant to a Collateral Agreement, dated as of June 3, 1998, among Luckygold, The Bank of New York, as collateral agent, and Peak TrENDS Trust. Pursuant to the Collateral Agreement, Luckygold retains voting control of the pledged shares so long as no default exists under that agreement. In the event of a default, voting control of these shares would shift to the Peak TrENDS Trust.

(3) Includes shares held by Mr. T.L. Li through Luckygold. On December 18, 1998, Mr. Richard Brook filed a complaint against Mr. Li and Luckygold in the District Court of Travis County, Texas, No. 9814103, asserting breach of contract against Mr. Li and seeking a constructive trust over 692,536 shares of our common stock held by Luckygold. We are not named as a party to this action and do not believe that this complaint will have any material effect on us or our operations.

  On May 15, 2001, the Peak TrENDS Trust will dissolve, and, subject to a cash settlement provision, the 5,300,000 shares pledged to the Peak TrENDS Trust will be distributed to the holders of the trust's securities. We expect that as a result, Luckygold will no longer hold a sole majority interest in our shares.

ITEM 5. NATURE OF TRADING MARKET

  Effective October 31, 1997, shares of our common stock began to trade on Nasdaq under the symbol "PEAKF". Prior to October 31, 1997, the shares traded on Nasdaq under the symbol "PITLF". Public trading of the shares commenced on June 20, 1997. Prior to that time, there was no public market for the shares. The following table sets forth the high and low sale prices for the shares as reported by Nasdaq for the periods indicated:

                                           Price Range of Common Stock
                                           --------------------------------
                                                High              Low
   Year Ending March 31, 1998:
    1st Quarter (from June 20, 1997)......  $         12 3/4  $         11 7/8
    2nd Quarter...........................            26 1/8            10 7/8
    3rd Quarter...........................            31 1/2            15 1/8
    4th Quarter...........................            25 7/8            18 1/2
   Year Ending March 31, 1999:
    1st Quarter...........................  $         25 5/16 $           9
    2nd Quarter...........................            14 7/16            6 1/4
    3rd Quarter...........................            12 3/8              7
    4th Quarter...........................             11                2 1/16

  On August 31, 1999 the reported last sale price of the shares on Nasdaq was $6 5/8 per share. As of August 31, 1999, there were 13 holders of record of the shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  We have been designated as non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the free transferability of shares of our common stock has been obtained.

  IT MUST BE DISTINCTLY UNDERSTOOD THAT, IN GRANTING SUCH PERMISSION, THE BERMUDA MONETARY AUTHORITY WILL ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY SCHEMES OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

  The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares within our current authorized share capital to or by such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

  There are no limitations on the rights of holders of shares of our common stock who are non-resident in Bermuda for exchange control purposes to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the shares, other than in respect of local Bermuda currency. We do not anticipate that we will transact business or make payments of dividends or other distributions in the local Bermuda currency.

  In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect to the proper administration of any such trust.

  We will not take notice of any other trust applicable to any of our shares whether or not it has notice of such trust.

  As an exempted company, we are exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company we may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

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

 Sale or Other Taxable Disposition

  A U.S. Holder will recognize capital gain or loss upon the sale, exchange or other taxable disposition (collectively, a "disposition") of Shares in an amount equal to the difference between the amount realized upon such disposition and the U.S. Holder's adjusted tax basis in such Shares. Net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual holder upon the disposition of Shares that have been held for more than twelve months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized from the disposition of Shares that have been held for twelve months or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will be subject to tax at the ordinary income tax rates applicable to corporations.

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

  Mr. T.L. Li is treated as owning 58.4% of the outstanding Shares for purposes of the FPHC rules. If Mr. Li or his spouse were to become a U.S. citizen or resident, Shares owned by Mr. Li would be taken into account in determining the existence of a U.S. Group. Moreover, if a member of Mr. Li's family, or any individual partner of any partnership of which if Mr. Li is a partner, were to own one or more Shares and were or were to become a U.S. citizen or resident, Shares considered owned by Mr. Li would be considered owned by such family member or partner in determining the existence of a U.S. Group. Although the Company believes that no U.S. Group presently exists, there can be no assurance that a U.S. Group will not exist in the future. The Company does not intend to assess whether a U.S. Group exists in any taxable year.

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

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated income statement data for the years ended March 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of March 31, 1998 and 1999 set forth below are derived from the Company's audited financial statements included elsewhere herein and should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto. The selected consolidated income statement data for the years ended March 31, 1995 and 1996 and the selected consolidated balance sheet data as of March 31, 1995, 1996 and 1997 set forth below are derived from the Company's audited financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

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

                                           Year Ended March 31,
                          ----------------------------------------------------------
                             1995        1996        1997        1998        1999
                                    (In thousands, except Share data)
Income Statement Data:
Net sales...............  $   35,115  $   54,944  $   57,594  $   73,705      66,235
Cost of goods sold......     (27,593)    (33,931)    (32,676)    (41,048)    (39,487)
                          ----------  ----------  ----------  ----------  ----------
Gross profit............       7,522      21,013      24,918      32,657      26,748
Operating expenses:
  General and
   administrative and
   research and
   development..........      (2,616)     (5,385)     (4,730)     (6,194)     (7,264)
  Selling and
   marketing............      (1,802)     (3,294)     (4,198)     (5,487)     (5,801)
  Special charge........         --          --          --          --       (2,000)
  Asset impairment......         --          --          --          --       (9,000)
                          ----------  ----------  ----------  ----------  ----------
Income from operations..       3,104      12,334      15,990      20,976       2,683
Other income............         234       1,133          83         926         812
Net interest (expense)
 income.................        (405)       (750)     (1,320)        517         680
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................       2,933      12,717      14,753      22,419       4,175
Provision for income
 taxes..................        (192)     (1,227)     (1,236)     (1,825)     (1,338)
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $    2,741  $   11,490  $   13,517  $   20,594  $    2,837
                          ==========  ==========  ==========  ==========  ==========
  Dividends paid........  $      --   $    9,719  $    1,294  $      --          --
  Earnings per Share:
  Basic.................  $     0.26  $     1.10  $     1.29  $     1.61  $     0.21
                          ==========  ==========  ==========  ==========  ==========
  Diluted...............  $     0.26  $     1.10  $     1.29  $     1.59  $     0.21
                          ==========  ==========  ==========  ==========  ==========
Shares outstanding
  Basic (1).............  10,461,538  10,461,538  10,461,538  12,804,004  13,503,584
  Diluted...............  10,461,538  10,461,538  10,461,538  12,972,060  13,550,188

                                                    As of March 31,
                                        ---------------------------------------
                                         1995    1996    1997    1998    1999
                                                     (In thousands)
Balance Sheet Data:
  Cash and cash equivalents............ $ 1,828 $   924 $ 1,814 $19,214 $10,598
  Total assets.........................  35,210  38,423  53,795  89,540  93,653
  Short-term debt (2)..................  13,879  19,156  21,170      89     --
  Long-term debt.......................     --      --      --      --      --
  Shareholders' equity.................  11,701  13,960  26,272  77,582  80,970

---------------------
(1) Shares outstanding for each period presented (except for Fiscal 1998 and Fiscal 1999) is based on 10,461,538 Shares outstanding prior to the Company's initial public offering in June 1997, after giving effect to the Restructuring. Shares outstanding in Fiscal 1998 and Fiscal 1999 is based on the weighted average number of Shares and common stock equivalents outstanding during such period.

(2) Short-term debt consists of bank borrowings and amount due to shareholder (except as of March 31, 1997 and 1998, for which short-term debt consists only of bank borrowings).

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following information is based on, and should be read in conjunction with, our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

 General

  We produce matrix trays, shipping tubes, reels and carrier tape for the storage, transportation and automatic handling of semiconductor devices and other electronic components. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we sell recycled matrix trays collected under the trade name "SemiCycle." In Fiscal 1999, we made all of our sales to customers located in Asia, North America and Europe. For more information see the section "Description of Business" under the heading "Sales and Marketing."

  Although the market shrank during the first half of Fiscal 1999, it has now rebounded significantly. Unit volume of semiconductor and electronic components shipped is an important determinant of demand for our products. There has been an industry trend to integrate more semiconductors and electronic components onto a single chip, which could in the future have an adverse effect on our results of operations and financial condition. Our consolidated net sales decreased by 10.1% to $66.2 million in Fiscal 1999 compared to $73.7 million in Fiscal 1998, and our consolidated net income decreased by 86.2% to $2.8 million in Fiscal 1999, compared to $20.6 million in Fiscal 1998. During the last three years, our consolidated net sales increased from $57.6 million in Fiscal 1997 to $73.7 million in Fiscal 1998 and then decreased to $66.2 million in Fiscal 1999. Our consolidated net income increased from $13.5 million in Fiscal 1997 to $20.6 million in Fiscal 1998, then dropped to $2.8 million in Fiscal 1999. In Fiscal 1999, our margin dropped to 40.4% from 44.3% in Fiscal 1998. The drop in performance in Fiscal 1999 was attributed to the down turn of the semiconductor industry in the first half of that fiscal year, the provisions of a $2 million special charge in December 1998 in relation to the termination of the employment contract of Mr. Brook, a $9.0 million asset impairment related to the construction of the new plant and a $500,000 special duties charge in relation to the settlement of the missing PVC issue with the PRC customs authorities.

  We have expanded our production capacity significantly in recent years and have substantially completed construction of an additional facility in Shenzhen, China. We have delayed construction activities on the new plant until demand warrants its completion. Depreciation expense decreased 20.4% to $4.0 million in Fiscal 1999 from $5.0 million in Fiscal 1998 due to revision of asset lives of certain classes of property, plant and equipment as detailed in Note 2 to our Consolidated Financial Statements. We expect that depreciation expense will increase correspondingly with the increase in value of property, plant and equipment. As of the date of this Annual

Report, we have committed to spend approximately $30.0 million for the construction of the new facility in Shenzhen, China. For more information, see the discussion under the heading "Liquidity and Capital Resources."

 Results of Operations

  The following table sets forth, for the years indicated, certain income statement items for the Company as a percentage of net sales.

                                                          Year Ended March
                                                                 31,
                                                          -------------------
                                                          1997   1998   1999
   Net sales............................................. 100.0% 100.0% 100.0%
   Cost of goods sold.................................... (56.7) (55.7) (59.6)
                                                          -----  -----  -----
   Gross profit..........................................  43.3   44.3   40.4
   Operating expenses:
     General and administrative and research and
      development........................................  (8.2)  (8.4) (11.0)
     Selling and marketing...............................  (7.3)  (7.4)  (8.8)
     Special charge......................................   --     --    (3.0)
     Asset impairment....................................   --     --   (13.6)
                                                          -----  -----  -----
   Income from operations................................  27.8   28.5    4.0
                                                          -----  -----  -----
   Income before income taxes............................  25.6   30.4    6.3
   Provision for income taxes............................  (2.1)  (2.5)  (2.0)
                                                          -----  -----  -----
   Net income............................................  23.5%  27.9%   4.3%
                                                          =====  =====  =====

 Fiscal 1999 Compared to Fiscal 1998

  Net Sales. Net sales decreased by 10.1% to $66.2 million in Fiscal 1999 from $73.7 million in Fiscal 1998, primarily as a result of the reduction in volume demand of our tube products and reels, partly offset by the increase in sales volume of trays and carrier tape. Sales in the first half of Fiscal 1999 were $31.1 million compared to $34.0 million in the same period in Fiscal 1998 and were $35.2 million in the second half of Fiscal 1999 compared to $39.7 million in Fiscal 1998. The average sales price of trays decreased primarily reflecting the change in demand from high priced high temperature trays to lower priced low temperature trays. The average sales price of carrier tape also decreased, again reflecting a change in product mix. Whilst the average sales price of tubes was steady compared to Fiscal 1998, the average sales price of reels improved in Fiscal 1999.

  Gross Profit. Gross profit decreased by 18.1% to $26.7 million in Fiscal 1999 from $32.7 million in Fiscal 1998. Cost of goods sold decreased by $1.6 million to $39.5 million in Fiscal 1999 from $41.0 million in Fiscal 1998. Our gross margin declined to 40.4% in Fiscal 1999 from 44.3% in Fiscal 1998, primarily as a result of the drop in margin for trays due to a change in product mix, partly offset by the improvement in margins for carrier tape, reels, and tubes, and also because of a special duties charge in Fiscal 1999 of $500,000 in relation to the settlement of the missing PVC issue with the PRC customs authorities and an increased provision for slow moving inventories of $0.9 million.

  Income from Operations. Operating income decreased by 87.2% to $2.7 million in Fiscal 1999 from $21.0 million in Fiscal 1998. Our operating margin declined to 17.6% in Fiscal 1999 from 28.5% in Fiscal 1998, primarily as a result of the reduction in gross margin, the increase in operating expenses a special charge in Fiscal 1999 of $2 million for the termination of Mr. Brook's contract of employment with us and an asset impairment charge of $9.0 million relating to the new plant.

  General and Administrative Expenses. General and administrative expenses increased by 18.7% to $6.7 million in Fiscal 1999 from $5.7 million in Fiscal 1998 primarily due to an increase in legal and professional charges.

  Selling and Marketing Expenses. Selling and marketing expenses increased by 5.7% to $5.8 million in Fiscal 1999 from $5.5 million in Fiscal 1998, primarily as a result of additional staff hired in connection with the expansion of our sales force in Asia.

  Special charge. The special charge of $2 million in Fiscal 1999 related to the termination of the employment contract of Mr. Brook, and included estimated anticipated costs of settlement under the contract as well as associated legal and professional fees. After we paid him $185,000 on his contract, we stopped paying him in May of 1999, when we determined that his termination was "for cause." We still have $857,000 accrued for any possible future settlement.

  Asset Impairment. Asset impairment of $9.0 million in Fiscal 1999, based on an independent appraisal, related to the delay in the construction of a new plant as part of the expansion of the Company's production capacity for which the Company had incurred expenditures of $20.3 million up to March 31, 1999.

  Net Income. Net income decreased by 86.2% to $2.8 million in Fiscal 1999 from $20.6 million in Fiscal 1998. Net income as a percentage of sales decreased to 4.3% in Fiscal 1999 from 27.9% in Fiscal 1998. This decline primarily reflected the effects of the foregoing factors.

 Fiscal 1998 Compared to Fiscal 1997

  Net Sales. Net sales increased by 28.0% to $73.7 million in Fiscal 1998 from $57.6 million in Fiscal 1997. This increase was primarily as a result of an increase in the volume of our tray products, tube products, reels, carrier tape and other products sold, partially offset by lower average realized sales prices of our products.

  Gross Profit. Gross profit increased by 31.1% to $32.7 million in Fiscal 1998 from $24.9 million in Fiscal 1997. Cost of goods sold increased by 25.6% to $41.0 million in Fiscal 1998 from $32.7 million in Fiscal 1997. Our gross margin improved to 44.3% in Fiscal 1998 from 43.3% in Fiscal 1997, primarily as a result of lower raw material costs and the increased proportion of our product mix represented by tape and reel products, which tend to generate higher gross margins than trays or tubes.

  Income from Operations. Operating income increased by 31.2% to $21.0 million in Fiscal 1998 from $16.0 million in Fiscal 1997. Our operating margin improved to 28.5% in Fiscal 1998 from 27.8% in Fiscal 1997, primarily as a result of improvements in our gross margin, partially offset by an increase in operating expenses.

  General and Administrative and Research and Development Expenses. General and administrative and research and development expenses increased by 31.0% to $6.2 million in Fiscal 1998 from $4.7 million in Fiscal 1997 primarily due to an increase in research and development expenses incurred in connection with the continuing development of our tape and reel product line. General and administrative and research and development expenses increased as a percentage of total sales to 8.4% in Fiscal 1998 from 8.2% in Fiscal 1997, primarily due to an increase in sales.

  Selling and Marketing Expenses. Selling and marketing expenses increased by 30.7% to $5.5 million in Fiscal 1998 from $4.2 million in Fiscal 1997, primarily as a result of additional staff hired in connection with the expanded sales and marketing of our existing products as well as new products such as tape and reel products.

  Net Income. Net income increased by 52.4% to $20.6 million in Fiscal 1998 from $13.5 million in Fiscal 1997. Net income as a percentage of sales improved to 27.9% in Fiscal 1998 from 23.5% in Fiscal 1997. This increase reflected the foregoing factors, as well as a decrease in interest expense for short-term bank borrowings and an increase in other income (including interest on deposits) due to increased funds available from our initial public offering in June 1997.

 Fiscal 1997 Compared to Fiscal 1996

  Net Sales. Net sales increased by 4.8% to $57.6 million in Fiscal 1997 from $54.9 million in Fiscal 1996. Net sales of trays increased by $1.2 million over the period reflecting the effects of a 16.3% increase in sales volume, substantially offset by a 11.1% decrease in average realized sales price. The increase in the aggregate sales volume of our tray products reflected principally an increase in sales volume of recycled, low temperature and non-bakeable trays, partially offset by decreases in the sales volume of high temperature trays. Average realized sales price for our tray products decreased in the period reflecting principally a decrease in the average realized sales price for recycled trays and high temperature trays, partially offset by increases in the average realized sales price for our other tray products. The average realized price for recycled trays decreased primarily as a result of a change in the product mix of our recycled trays reflecting increased sales of lower-priced low temperature trays, principally in Taiwan and Japan. Net sales of tubes decreased 18.5% to $8.6 million in Fiscal 1997 from $10.5 million in Fiscal 1996, while net sales of reels increased by 52.7% to $2.1 million in Fiscal 1997 from $1.4 million in Fiscal 1996, reflecting an increase in the proportion of our product mix represented by newer products such as reels.

  Gross Profit. Gross profit increased 18.6% to $24.9 million in Fiscal 1997 from $21.0 million in Fiscal 1996. Cost of goods sold decreased 3.7% to $32.7 million in Fiscal 1997 from $33.9 million in Fiscal 1996. Such decrease resulted primarily from lower raw material costs due principally to our purchase of lower volumes of raw materials as a result of our increase in the use of recycled materials in manufacturing using our proprietary processes and production techniques. In addition, raw material costs were lower in Fiscal 1997 compared to Fiscal 1996 as a result of the lower average price of PVC resin. Our gross margin improved to 43.3% in Fiscal 1997 from 38.2% in Fiscal 1996 primarily as a result of lower raw material costs and the increased proportion of our product mix represented by reels, which tend to generate higher gross margin than tubes (which represented a lower proportion of our Company's product mix in Fiscal 1997 compared to Fiscal 1996).

  Income from Operations. Income from operations increased by 29.6% to $16.0 million in Fiscal 1997 from $12.3 million in Fiscal 1996. Our operating margin improved to 27.8% in Fiscal 1997 from 22.4% in Fiscal 1996 primarily as a result of improvements in our gross margin, partially offset by an increase in selling and marketing expenses.

  General and Administrative and Research and Development Expenses. General and administrative and research and development expenses decreased 12.2% to $4.7 million in Fiscal 1997 from $5.4 million in Fiscal 1996 primarily as a result of reduced collection and administrative expenses relating to our recycling operations in the United States as we began purchasing recycled trays collected by the SemiCycle Foundation instead of collecting such trays ourself. This arrangement was terminated in August, 1999, due to lower costs of used trays in Asia. See "Interest of Management in Certain Transactions."

  Selling and Marketing Expenses. Selling and marketing expenses increased 27.4% to $4.2 million in Fiscal 1997 from $3.3 million in Fiscal 1996 primarily as a result of additional staff hired in connection with the sales and marketing of new products such as tape and reel products.

  Net Income. Net income increased 17.6% to $13.5 million in Fiscal 1997 from $11.5 million in Fiscal 1996. This increase reflected the foregoing factors, as well as a decrease in our effective tax rate to 8.4% in Fiscal 1997 compared to 9.6% in Fiscal 1996, partially offset by an increase in interest expense to $1.4 million in Fiscal 1997 from $0.8 million in Fiscal 1996. The decrease in the effective tax rate was due primarily to the effects of a lower proportion of our profits in Fiscal 1997 accounted for by our operations located in the United States, which have higher applicable tax rates. The increase in interest expense was due to the increase in bank borrowings incurred for working capital purposes.

Liquidity and Capital Resources

  We historically met a significant portion of our cash requirements from cash flow from operations and, prior to our initial public offering in June 1997, shareholder loans, generally at no interest, from Mr. T.L. Li, as well as short-term bank loans guaranteed by Mr. T.L. Li. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations, dividend payments and working capital requirements. We intend to continue to retain our earnings to finance the development and expansion of our business operations and do not intend to pay dividends for the foreseeable future. Our net cash provided by operating activities was $20.5 million in Fiscal 1999, compared to $15.5 million in Fiscal 1998 and $9.5 million in Fiscal 1997.

  We incurred capital expenditures of $11.5 million for the acquisition of new equipment in our current facility and $17.6 million for the construction of an additional facility in Shenzhen, China during Fiscal 1999. We incurred capital expenditures of $15.7 million in Fiscal 1998 and $7.2 million in Fiscal 1997, primarily for the acquisition of new equipment in our existing facility. For more information, see Note 13 of the Notes to our Consolidated Financial Statements. As of March 31, 1999, we had commitments for capital expenditures of $15.1 million. In connection with our construction of the additional facility in Shenzhen, China and the acquisition of equipment for the new facility, we have committed to aggregate capital expenditures of approximately $30.0 million for Fiscal 1999 and Fiscal 2000. The actual amounts of capital expenditures may vary substantially from those budgeted or estimated for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we plan to continue to expand capacity in future periods from cash on hand, including cash flow from operations and new bank borrowings as required.

  As of March 31, 1999, we had no outstanding indebtedness although bank borrowings are available at floating interest rates which, as of March 31, 1999, had a weighted average rate of 7.8%. Mr. T.L. Li no longer guarantees any of our bank loans or overdrafts, however, neither our ability to obtain bank financing nor our cost of funds has been materially affected. As of March 31, 1999, we had available certain unused short-term lines of credit. For more information, see Note 5 of Notes to our Consolidated Financial Statements.

  If the Chinese customs authorities require us to post a bond in connection with our exemption status from PRC duties on imported raw materials and exported products, we will experience a substantial drain of our liquid resources. We cannot assure that we will be able to provide the required bond at a commercially feasible cost, or at all.

  From time to time, we may evaluate possible investments or acquisitions and may, if a suitable opportunity arises, make such an investment or acquisition. We currently have no commitments to make any material investments or acquisitions.

PVC Resin Price

  PVC resin, the principal raw material used in the manufacture of tubes, together with additives used in the manufacture of tubes accounted for 24.2%, 17.4% and 14.5% of our total raw material costs in Fiscal 1997, Fiscal 1998 and Fiscal 1999, respectively. While we believe principally as a result of increased production capacity by suppliers, that a severe shortage in the supply of PVC resin is unlikely to occur in the foreseeable future, there can be no assurance that such shortage will not occur. Any price increases would result in higher costs, which could have a material adverse effect on our results of operations and financial condition. We currently maintain approximately two to three months stock of PVC resin and other raw materials used in our production processes, and increase such stock when we believe prices are favorable. We do not, and do not intend to, enter into future contracts or use any financial instruments to hedge our exposure to fluctuations in the price of PVC resin or other raw materials used in our production processes.

Currency Exchange Rate Fluctuations

  Our sales are denominated primarily in US Dollars while our costs of goods sold are generally incurred in US Dollars, Hong Kong Dollars and Renminbi, and our operating expenses are generally denominated in Renminbi, Hong Kong Dollars and US Dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been and is expected to continue to be denominated in US Dollars and Japanese Yen. Consequently, a portion of our costs and operating margins may be affected by fluctuations in exchange rates, primarily between the US Dollar and other currencies. Our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates or the imposition of new or additional currency controls in the jurisdictions in which we operate. Primarily in response to recent developments in the Southeast Asian currency markets, we from time to time engage in derivatives trading activities, such as entering into forward contracts, to hedge our currency exchange exposure. The Company does not utilize market-risk sensitive instruments for speculative purposes.

  At March 31, 1999, we had outstanding foreign currency exchange contracts that represented a commitment to sell US dollars of approximately US $4.0 million over a period of three months at a weighted average rate of HK $7.811. Additionally, at March 31, 1999, we had outstanding foreign currency exchange contracts that represented a commitment to buy RMB of approximately RMB 33,670,000 over a period of four months at a weighted average exchange rate of US $0.119. Fluctuation in the exchange rates of these currencies has not resulted in any material gain or loss to the Company and we do not expect it to do so in the near future. For more information, see Note 11 to the Notes to our Consolidated Financial Statements.

  In addition, many of our competitors are located in countries whose currencies devalued significantly against the US Dollar beginning in the second half of 1997. As a result of such devaluation, these competitors' products have become less expensive in US dollar terms. This reduction could result in our customers purchasing products from these competitors rather than from us, which could have a material and adverse effect on our net sales and results of operation.

Remediation of Improprieties at Our Facility in China

  As discussed above, we have discovered, but cannot quantify, losses that we have sustained as a result of suspected employee improprieties at our facility in China. In the event that these improprieties resulted in a material loss, the cessation of these improprieties should result in a material positive effect to our future results from operations.

Hong Kong Profits Tax

  Under the Hong Kong tax authority's Departmental Interpretation and Practice Notes, a company based in Hong Kong but with substantially all of its manufacturing operations located in the PRC conducted pursuant to a processing agreement entered into with a PRC company can enjoy profit apportionment through which much of its manufacturing profit is subject to Hong Kong profits tax. Substantially all of our manufacturing operations are located in Shenzhen, China and conducted pursuant to a processing agreement entered into with a PRC company. See "Description of Business--Employees." Effective April 1, 1999, the profits tax rate in Hong Kong is 16.0%, a change from the former profits tax rate, which was 16.5%. Under our current profits apportionment, only 50% of our profits are subject to Hong Kong profits tax and, as a result, we enjoy a lower effective tax rate than would otherwise be the case. We cannot assure that the Hong Kong tax authority will continue to grant such tax concession to Hong Kong companies with manufacturing operations in China, or that we will not lose such concession in the future as a result of changes in Hong Kong tax law or the interpretation of such law. In the event that such tax concessions are unavailable to us, our results of operations could be materially and adversely affected.

  Although traditionally, Hong Kong has allowed a company like ours to apportion only 50% of its profits to activities outside Hong Kong (not subject to Hong Kong tax), starting in Fiscal 1996, for tax filing purposes, we have apportioned 80% of our profits to activities outside of Hong Kong. The Hong Kong tax authorities are examining our activities with respect to several factors that they use to ascertain the true geographic nature of a company's activities. Although we believe our apportionment to be justified, we cannot assure that the Hong Kong tax authorities will not insist on a different apportionment that would subject us to payment of back taxes. We have taken a reserve of $3.3 million should payment of back taxes be required.

Impact of the Year 2000

  We are aware of the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to "00." The issue is whether the computer system will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

  We have assessed our systems and believe them to be year 2000 compliant. In addition, we have received assurance from our major software vendors that the products we use are year 2000 compliant. The failure of the systems of other companies on whose services we depend or with whom our system interfaces, including our significant customers, to be year 2000 compliant could have a material adverse effect on our results of operations and financial condition. We intend to carry a larger amount of supplies than usual prior to December 31, 1999, so that in the event that the year 2000 problem interrupts our channels of supply we will be able to continue operations for a reasonable period of time.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

  Members of our Board of Directors are elected by our shareholders. At each annual general meeting one-third of the directors for the time being shall retire from office by rotation provided that the Chairman of the Board shall not, while holding such office, be subject to Retirement by rotation. A retiring director shall be eligible for re-election. Our Board of Directors elects our executive officers.

  The following table sets forth information with respect to the directors and executive officers of the Company.

   Name                     Age Position
   Mr. T.L. Li.............  47 Chairman of the Board
   Mr. Douglas Broyles.....  57 Director
   Mr. Calvin Reed.........  56 President and Chief Executive Officer; Director
   Mr. William Snyder......  55 Director
   Mr. Jack Menache........  56 Vice President of Administration, Secretary and General Counsel
   Mr. Jerry Mo............  40 Chief Financial Officer and Controller
   Mr. C.Y. Ng.............  41 Vice President
   Mr. Larry Worth.........  61 Vice President
   Mr. Danny Tong..........  31 Vice President

  Mr. T.L. Li has served as our Chairman and Chief Executive Officer since 1990 and, through his ownership of all of the outstanding shares of Luckygold, controls the majority of our outstanding Shares. Mr. Li holds a Bachelor of Science degree in chemical engineering from the University of Wisconsin-- Madison and has over 20 years of experience in the semiconductor industry. Mr. Li is the major shareholder of, and since 1981 has served as the Chairman of the Board of Directors of, QPL Holdings, a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange"). Until May of 1999, Mr. Li also owned 100% of EEMS, a memory IC assembly and test business based in Italy. See "Certain Transactions." Mr. Li is the brother-in-law of Mr. Jerry Mo.

  Mr. William Snyder has served as a member of our Board of Directors since July 1999. Mr. Snyder currently serves as Chief Financial Officer of Etec Systems, Inc., a multinational capital equipment manufacturer, where he has served since August of 1997. Prior to that, Mr. Snyder served as Chief Financial Officer of Integrated Device Technology, Inc., where he served in that capacity from 1990 to July of 1997. Mr. Snyder has an M.B.A. from the University of Arizona.

  Mr. Douglas Broyles has served as a member of our Board of Directors since May 1999. He holds patents for image scanning, printing and microprocessor control techniques. He currently serves as President and Chief Executive Officer of Avalon Data, which positions he has held since 1996.

  Mr. Calvin Reed has served as our President and Chief Executive Officer and as a member of our Board of Directors since April 1999. Mr. Reed has over thirty years of experience in the electronics and technology sectors. From 1993 to 1998 Mr. Reed served as the Chairman, President, and Chief Executive Officer of Valance Technology, Inc., a Nasdaq company.

  Mr. Jack Menache has served as our Vice President of Administration, Secretary and General Counsel since July 1999. He served as a member of our Board of Directors from May 1999 until July 1999. He holds an

LLB degree from George Washington University Law School, and a Bachelor of Arts degree from the University of the Americas. He is admitted to the Bars of Washington, D.C., and the States of Texas and California. He served as a Vice President, General Counsel and Secretary for Integrated Device Technology, Inc., an international manufacturer of semiconductors from September 1989 until July 1999.

  Mr. Jerry Mo has served as our Chief Financial Officer and Controller since 1996. He holds a Bachelor of Science degree in accounting and data processing from Leeds University in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England & Wales and an associated member of the Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Mr. Mo joined us in November 1996. Prior to joining us, Mr. Mo worked as the Financial Controller for the Group Administration Division of Pacific Dunlop Ltd., a major industrial conglomerate in Australia, from 1992 to 1996. Mr. Mo is the brother-in-law of Mr. T.L. Li.

  Mr. C. Y. Ng has served in a capacity roughly equivalent to Vice President and has been in charge of Chinese Operations since May of 1999. Mr. Ng holds a Bachelor of Science Degree in Electronics Engineering from the Chinese University of Hong Kong. Mr. Ng is also a senior member of the Society of Manufacturing Engineers. Prior to joining us, Mr. Ng was the PRC plant manager for Honey Technology Ltd.

  Mr. Larry Worth has served in a capacity roughly equivalent to Vice President of Peak and has been in charge of US Marketing and Operations since April of 1999. Mr. Worth holds a Bachelor of Arts degree in Business and Management from the University of California, Foothill College and the College of San Mateo. Prior to joining us, Mr. Worth was the North America Sales Manager for the Electronic Products Division of Siemens from December of 1998 to April of 1999. Before Siemens, Mr. Worth spent 15 years as the President of Worth Associates, a manufacturers' representative for semiconductor assembly materials and services.

  Mr. Danny Y.T. Tong has served in a capacity roughly equivalent to Vice President and has been responsible for the Company's sales and operations in Asia & Europe since May, 1999. Before taking this position, he was the Vice President responsible for the Northern Asia sales of the Company since 1995. He holds a Bachelor of Applied Science degree in mechanical engineering from the University of Toronto. Mr. Tong joined the Company in 1991.

Board Committees

  The Board of Directors formed a Compensation Committee and an Audit Committee in February 1997. The Compensation Committee makes recommendations to the Board of Directors relating to salaries and other compensation for the Company's directors, officers and employees and administers the Share Option Plan. In March 1999, all of the directors then sitting on the Compensation Committee resigned. We have not yet appointed any new directors to the Compensation Committee.

  The Audit Committee reviews the results and scope of the annual audit and other services provided by our independent auditors, reviews and evaluates our internal audit and control functions, and monitors transactions between us and our directors, officers, employees and other related parties. The members of the Audit Committee are Messrs. Snyder and Broyles.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The aggregate compensation paid or accrued to individuals serving as our directors and executive officers, including bonuses and pension, Retirement or similar benefits, was approximately $0.9 million in both Fiscal 1998 and Fiscal 1999.

  In Fiscal 1999, none of our directors or executive officers received pension benefits as part of his compensation. Our contributions to such pension plans in Fiscal 1999 and Fiscal 1998 amounted to $15,277 and $13,913, respectively.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

1997 Share Option Plan

  Our 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on March 18, 1997 and approved by the then sole shareholder on March 18, 1997. An aggregate of 700,000 shares has been reserved for issuance under the 1997 Plan. Under the 1997 Plan, directors, officers, employees of, and advisors and consultants to us or our affiliates may, at the discretion of the Board of Directors, or a committee thereof (this board or committee is sometimes referred to as the "plan administrator"), be granted options to purchase shares at an exercise price determined by plan administrator. We have the discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant and vesting restrictions and other terms and conditions applicable to the exercise of any option. No participant in the 1997 Plan, however, may receive grants under such plan in any calendar year which relate to more than 150,000 shares without shareholder approval. Under 1997 Plan, we may grant incentive stock options ("Incentive Stock Options"), non-qualified stock options, or both types of options. In the case of Incentive Stock Options, the terms and conditions of grants of such options comply with rules prescribed by Section 422 of the United States Internal Revenue Code of 1986, as amended, and the regulations implementing such statute. Options granted under both the 1997 Plan which are not Incentive Stock Options are non-qualified stock options. We have the discretion to establish the exercise price per share at the time each option is granted, which will not be less than the par value of a share, except that in the case of an Incentive Stock Option, the exercise price will generally not be less than the fair market value of the underlying shares on the date such option is granted.

  As of August 15, 1999, we have granted, under the 1997 Plan, options relating to an aggregate of:

                       Shares relate to options held by Exercise
      Shares                directors and officers       Price    Expiry Date
      ------           -------------------------------- -------- --------------
      264,671.........              37,592              $12.000  March 17, 2007
       29,860.........               7,292              $19.375  March 9, 2008
      100,000.........             100,000              $ 5.875  July 28, 2009

  In the event that the plan administrator determines that any dividend or other distribution or any alternation in the capital structure of the Company affects the shares such that an adjustment is determined by the plan administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 1997 Plan, the plan administrator shall, subject to certain restrictions and in such manner as it may deem equitable, adjust any or all of the (the number of shares with respect to which awards may be granted, (ii) the number of shares which are subject to outstanding awards and (iii) the exercise price with respect to any award, or, if deemed appropriate by the plan administrator, make provision for a cash payment to the holder of outstanding awards.

  The Board of Directors may amend or modify the 1997 Plan at any time. The 1997 Plan will terminate on March 17, 2007, unless sooner terminated by the Board of Directors.

1998 Share Option Plan

  Our 1998 Share Option Plan (the "1998 Plan") was adopted by the Board of Directors on July 28, 1998 and approved by our shareholders on July 27, 1998. An aggregate of 700,000 shares was initially reserved for issuance under the 1998 Plan. On September 16, 1999, the Board of Directors approved an amendment, subject to shareholder approval, to (i) increase the number of shares reserved for issuance under the 1998 Plan by 1,500,000 shares to 2,200,000 and (ii) increased the number of shares subject to grant under the 1998 Share Option Plan to any one person in any calendar year from 150,000 shares to 200,000 shares.

  Under the 1998 Plan, directors, officers, employees of, and advisors and consultants to us or our affiliates may, at the discretion of the Board of Directors, or a committee thereof (this board or committee is sometimes referred to as the "plan administrator"), be granted options to purchase shares at an exercise price determined by plan administrator. We have the discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant and vesting restrictions and other terms and conditions applicable to the exercise of any option. If approved by the shareholders, no participant in the 1998 Plan, however, may receive grants under the share option plan in any calendar year which relate to more than 200,000 shares without shareholder approval. Under the 1998 Plan, we may grant Incentive Stock Options, non-qualified stock options, or both types of options. Options granted under 1998 Plan which are not Incentive Stock Options are non-qualified stock options. We have the discretion to establish the exercise price per share at the time each option is granted, which will not be less than the par value of a share, except that in the case of an Incentive Stock Option, the exercise price will generally not be less than the fair market value of the underlying shares on the date such option is granted.

  As of August 15, 1999, we have granted, under the 1998 Plan, options relating to an aggregate of:

                       Shares relate to options held by Exercise
      Shares                directors and officers       Price    Expiry Date
      ------           -------------------------------- -------- --------------
       76,756.........              13,828              $12.250  July 27, 2008
      484,036.........             364,000              $ 3.656  April 23, 2009
       20,000.........              20,000              $ 3.875  May 5, 2009
       10,000.........              10,000              $ 5.875  July 28, 2009

  In the event that the plan administrator determines that any dividend or other distribution or any alternation in the capital structure of the Company affects the shares such that an adjustment is determined by the plan administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 1998 Plan, the plan administrator shall, subject to certain restrictions and in such manner as it may deem equitable, adjust any or all of the (i) the number of shares with respect to which awards may be granted, (ii) the number of shares which are subject to outstanding awards and (iii) the exercise price with respect to any award, or, if deemed appropriate by the plan administrator, make provision for a cash payment to the holder of outstanding awards.

  The Board of Directors may amend or modify the 1998 Plan at any time. The 1998 Plan will terminate on July 26, 2008 each unless sooner terminated by the Board of Directors.

Options Granted to Calvin Reed

  Additionally, on April 22, 1999, we issued non-qualified stock options to Mr. Calvin Reed, in connection with his appointment as our President and Chief Executive Officer. Specifically, we issued Mr. Reed options to purchase 150,000 shares of our common stock at a purchase price of $3.65625 per share, 150,000 shares of our common stock at a purchase price of $7 per share and 100,000 shares at a purchase of $10 per share (the "Reed Options"). Except for options to purchase 100,000 shares at a purchase price of $3 21/32 per share, issued under the 1998 Plan, the Reed Options were not issued pursuant to either the 1997 Plan or the 1998 Plan. However, the terms and conditions of the 1998 Plan are incorporated by reference into the Reed Options.

1998 Employee Stock Purchase Plan

  On July 27, 1998, the board of directors adopted and our shareholders approved our 1998 Employee Stock Purchase Plan (the "Purchase Plan") which allows eligible employees to purchase our common stock at a discount from fair market value. A total of 160,000 shares has been reserved for issuance under the Purchase Plan.

  The Purchase Plan will be administered by our board of directors, or a specifically designated committee of the board of directors (this board or committee is sometimes referred to as the "plan administrator"). The plan administrator may interpret the Purchase Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Purchase Plan.

  The Purchase Plan contains overlapping, twenty-four month offering periods that commence on April 1 and October 1 of each year. The Purchase Plan consists of six-month accumulation periods that commence on April 1 and October 1 of each year.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase shares under the Purchase Plan if the employee immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our capital shares.

  The number of shares that each participant may purchase under the Purchase Plan (and all other employee shares purchase plans of the Company or any parent or subsidiary of the Company) will be limited as follows: (i) in the case of shares purchased during an offering period that commenced in the current calendar year, the limit is equal to $25,000 minus the fair market value of the shares that the participant previously purchased in current calendar year; (ii) in the case of shares purchased during an offering period that commenced in the immediately preceding calendar year, the limit shall be equal to $50,000 minus the fair market value of the shares that the participant previously purchased in the current calendar year and in the immediately preceding calendar year; and (iii) in the case of shares purchased during an offering that commenced in the second preceding calendar year, the limit is equal to $75,000 minus the fair market value of the shares that the participant previously purchased in the current calendar year and in the two preceding calendar years. In addition, the Purchase Plan provides that the maximum number of shares a participant may purchase during a single accumulation period is 5,000 shares.

  The Purchase Plan permits each employee to purchase common stock through payroll deductions of up to 20% of the employee's "compensation." Compensation is generally defined as the total compensation paid in cash to a participant, including salaries, wages, bonuses, incentive compensation, commissions, overtime pay and shift premiums, plus (ii) any pre-tax contributions made by the participant under section 401(k) or 125 of the Code.

  Amounts deducted and accumulated by the employee are used to purchase shares of common stock at the end of each offering period. The price of the common stock offered under the Purchase Plan is an amount equal to 85% of the lower of the fair market value of the shares on the last trading day in an accumulation period or the last trading day before the commencement of the applicable offering period. Employees may end their participation in the Purchase Plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with us.

  Rights granted under the Purchase Plan are not transferable by an employee other than by will or the laws of descent and distribution. The Purchase Plan provides that, in the event of a change in control, offering periods and accumulation periods then in progress will terminate and shares will be purchased. The Purchase Plan will terminate in 2008. Our board of directors has the authority to amend or terminate the Purchase Plan.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  Mr. T.L. Li, our Chairman of the Board of Directors, through his beneficial ownership of all of the outstanding shares of Luckygold, is our majority shareholder. Mr. T.L. Li owns approximately 40.0% of the outstanding shares of QPL Holdings, a company incorporated under Bermuda law and listed on The Hong Kong Stock Exchange. QPL Holdings is a holding company of a group of semiconductor companies which includes QPL, ASAT, Newport Wafer-Fab Limited, Worltek International Limited and Talent Focus Industries Limited and provides a wide range of outsourcing services, including leadframe manufacturing, IC assembly and testing and silicon wafer fabrication. In the leadframe manufacturing area, QPL Holdings manufactures both etched leadframes through QPL as well as stamped leadframes through Talent Focus Industries Limited, both based in Hong Kong. In the IC assembly and test area, QPL Holdings acquired ASAT in Hong Kong in 1989 and ASAT

S.A. in France in 1993, and founded ASAT (U.K.) Ltd. in the United Kingdom in 1993. In addition, Worltek International Limited, a United States subsidiary of QPL Holdings, acts as sales agent for both QPL and ASAT, and provides IC testing services. In the wafer foundry area, QPL Holdings acquired Newport Wafer-Fab Limited in the United Kingdom through a two-step acquisition in 1992 and 1995. Up until May 30, 1999, Mr. T.L. Li also owned 100% of the outstanding shares of EEMS, which acted as our sales agent in Europe until December 1998. Mr. T.L. Li has since sold his entire interest in EEMS. We are also informed that QPL Holdings has agreed to sell its entire interest in both ASAT (U.K.) Limited and Newport Wafer-Fab Limited to parties unrelated to us. See "Directors and Executive Officers of the Registrant."

  A significant portion of our product sales has been made to companies controlled by Mr. T.L. Li, which include QPL, ASAT and other subsidiaries of QPL Holdings. Our product sales to the subsidiaries of QPL Holdings totaled approximately $5.3 million in Fiscal 1999 which represented approximately 8.0% of our net sales. QPL and ASAT are our customers and may engage in transactions from time to time with the us that are material to our results of operations.

  In the United States, during Fiscal 1999, we purchased used trays and reels collected by The SemiCycle Foundation, a Texas non-profit corporation which is a publicly supported organization exempt from federal income tax, as part of its recycling program. At the same time, we leased office space and provided certain administrative and accounting services to The SemiCycle Foundation and, in the past advanced loans to such foundation to help meet its cash requirements. In August, 1999, we terminated our relationship with the SemiCycle Foundation. For more information, see Note 12 of Notes to our Consolidated Financial Statements. Mr. Steve R. Dezso, our resigned Vice President responsible for United States operations, serves as a director of The SemiCycle Foundation.

  We review related party transactions on an ongoing basis and utilize the Audit Committee of our Board of Directors for the review of potential conflicts of interest where appropriate. Our policy is to conduct transactions with our affiliates, including the companies in QPL Holdings, on an arms-length basis.

  In October of 1997, we invested approximately $12 million in notes issued by Peregrine. At that time, one of our directors, Mr. Francis Leung, served as both our director and a Peregrine director. We believe that our investment in the Peregrine notes was under commercially reasonable terms.

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

  None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

  The Company is providing Financial Statements pursuant to Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

  See pages F-1 through F-20

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Consolidated Financial Statements

  The following financial statements are filed as part of this annual report.

                           PEAK INTERNATIONAL LIMITED
                        Report and Financial Statements
                       For the Year Ended March 31, 1999

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             Contents                                    Page(s)
                             --------                                    -------
Independent Auditors' Report.......................................          F-2
Consolidated Balance Sheets as of March 31, 1999 and 1998..........          F-3
Consolidated Statements of Income and Comprehensive Income for the
 years ended
 March 31, 1999, 1998 and 1997.....................................          F-4
Consolidated Statements of Shareholders' Equity for the years ended
 March 31, 1999, 1998
 and 1997..........................................................          F-5
Consolidated Statements of Cash Flows for the years ended March 31,
 1999, 1998 and 1997...............................................          F-6
Notes to Consolidated Financial Statements.........................  F-7 to F-20

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Peak International Limited

  We have audited the accompanying consolidated balance sheets of Peak International Limited and subsidiaries as of March 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Peak International Limited and subsidiaries as of March 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Hong Kong
May 5, 1999,
except for Note 4, as to which the date is September 21, 1999, and to Note 11(d) as to which the date is July 2, 1999

                           PEAK INTERNATIONAL LIMITED
                          CONSOLIDATED BALANCE SHEETS
            (United States dollars in thousands, except share data)

                                                                 March 31,
                                                              ----------------
                                                               1999     1998
Current assets:
  Cash and cash equivalents.................................. $10,598  $19,214
  Investment in certificate of deposit.......................     --       100
  Accounts receivable, net of provision of $100 in 1999 and
   nil in 1998--trade........................................  10,916   10,141
  Inventories (Note 3).......................................  26,469   27,941
  Other receivables, deposits and prepayments................   1,241    1,521
  Amounts due from related companies (Note 12)...............     912    4,275
                                                              -------  -------
      Total current assets...................................  50,136   63,192
Deposits for acquisition of plant and equipment..............   1,175      --
Property, plant and equipment, net (Note 4)..................  42,342   26,348
                                                              -------  -------
      Total assets........................................... $93,653  $89,540
                                                              =======  =======
Current liabilities:
  Bank borrowings (Note 5)................................... $   --   $    89
Accounts payable:
    --trade..................................................   2,534    3,763
    --property, plant and equipment..........................   1,112      557
  Accrued payroll and employee benefits......................     656      668
  Accrued special charge (Note 6)............................     876       --
  Accrued other expenses.....................................   1,446    1,910
  Income taxes payable.......................................   3,805    3,800
  Amounts due to related companies (Note 12).................     --       353
                                                              -------  -------
      Total current liabilities..............................  10,429   11,140
Deferred income taxes (Note 9)...............................   1,607      818
Long-term liability (Note 6).................................     647      --
Commitments and contingencies (Note 11)
Shareholders' equity:
  Common stock, $0.01 par value; authorized 100,000,000
   shares issued and outstanding 13,509,118 shares at March
   31, 1999 and 13,461,538 shares at
   March 31, 1998............................................     135      135
  Additional paid-in capital.................................  34,620   34,034
  Retained earnings..........................................  46,954   44,117
  Cumulative translation adjustments.........................    (739)    (704)
                                                              -------  -------
      Total shareholders' equity.............................  80,970   77,582
                                                              -------  -------
      Total liabilities and shareholders' equity............. $93,653  $89,540
                                                              =======  =======

          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
            (United States dollars in thousands, except share data)

                                                         Year Ended March 31,
                                                   --------------------------------
                                                      1999       1998       1997
Net sales:
  --third parties.................................  $ 59,794   $ 60,934   $ 47,910
  --related companies (Note 12)...................     6,441     12,771      9,684
                                                    --------   --------   --------
      Total.......................................    66,235     73,705     57,594
Cost of goods sold................................   (39,487)   (41,048)   (32,676)
                                                    --------   --------   --------
Gross profit......................................    26,748     32,657     24,918
Operating expenses:
  General and administrative......................    (6,713)    (5,656)    (4,355)
  Research and development........................      (551)      (538)      (375)
  Selling and marketing...........................    (5,801)    (5,487)    (4,198)
  Special charge (Note 6).........................    (2,000)       --         --
  Asset impairment (Note 4).......................    (9,000)       --         --
                                                    --------   --------   --------
Income from operations............................     2,683     20,976     15,990
Other income, net (Note 7)........................       812        926         83
Interest income (Note 8)..........................       687        907        105
Interest expense..................................        (7)      (390)    (1,425)
                                                    --------   --------   --------
Income before income taxes........................     4,175     22,419     14,753
Provision for income taxes (Note 9)...............    (1,338)    (1,825)    (1,236)
                                                    --------   --------   --------
Net income........................................     2,837     20,594     13,517
                                                    ========   ========   ========
Other comprehensive income Adjustments:
  Translation adjustment..........................       (35)      (725)        30
  Unrealized holding gain on marketable
   securities.....................................       --         --          59
  Less: reclassification adjustment for gains
   included in net income.........................       --         (59)       --
                                                    --------   --------   --------
  Other comprehensive income......................       (35)      (784)        89
                                                    --------   --------   --------
Comprehensive income..............................  $  2,802   $ 19,810   $ 13,606
                                                    ========   ========   ========
Earnings per share
  Basic...........................................  $   0.21   $   1.61   $   1.29
  Diluted.........................................  $   0.21   $   1.59   $   1.29
Weighted average number of shares outstanding
  Basic........................................... 13,503,584 12,804,004 10,461,538
  Diluted......................................... 13,550,188 12,972,060 10,461,538

          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            (United States dollars in thousands, except share data)

                                                                            Unrealized
                                                                             holding
                           Common Stock    Additional           Cumulative   gains on
                         -----------------  paid-in   Retained  translation marketable
                           Shares   Amount  capital   earnings  adjustments securities  Total
Balance as of March 31,
 1996................... 10,461,538  $105   $ 2,564   $11,300      $  (9)      $--     $13,960
Net income for the
 year...................        --     -        --     13,517        --         --      13,517
Dividend of $0.12 per
 share..................        --    --        --     (1,294)       --         --      (1,294)
Foreign currency
 translation............        --    --        --        --          30        --          30
Increase in realized
 holding gain for the
 year...................        --    --        --        --         --          59         59
                         ----------  ----   -------   -------      -----       ----    -------
Balance as of March 31,
 1997................... 10,461,538   105     2,564    23,523         21         59     26,272
Net income for the
 year...................        --    --        --     20,594        --         --      20,594
Issue of shares.........  3,000,000    30    31,470       --         --         --      31,500
Foreign currency
 translation............        --    --        --        --        (725)       --        (725)
Holding gain realized
 during the year upon
 disposal...............        --    --        --        --         --         (59)       (59)
                         ----------  ----   -------   -------      -----       ----    -------
Balance as of March 31,
 1998................... 13,461,538   135    34,034    44,117       (704)       --      77,582
Net income for the
 year...................        --    --        --      2,837        --         --       2,837
Issue of shares.........     47,580   --        586       --         --         --         586
Foreign currency
 translation............        --    --        --        --         (35)       --         (35)
                         ----------  ----   -------   -------      -----       ----    -------
Balance as of March 31,
 1999................... 13,509,118  $135   $34,620   $46,954      $(739)      $--     $80,970
                         ==========  ====   =======   =======      =====       ====    =======


          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOW
            (United States dollars in thousands, except share data)

                                                     Year ended March 31,
                                                  ----------------------------
                                                    1999      1998      1997
Operating activities:
 Net income...................................... $  2,837  $ 20,594  $ 13,517
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization.................    3,988     5,012     3,570
   Deferred income taxes.........................      789       444       (67)
   Provision for slow moving inventory charged
    (written back) to income.....................      962        64      (453)
   Loss on disposal/write-off of plant and
    equipment....................................      104         7         3
   Loss on sale of short-term marketable
    securities...................................      --       (345)      (90)
   Asset impairment..............................    9,000       --        --
 Changes in operating assets and liabilities
  Accounts receivable--trade.....................     (775)     (356)   (1,720)
  Inventories....................................      510    (5,952)   (6,991)
  Other receivables, deposits and prepayments....      280      (173)     (266)
  Bills payable..................................      --     (5,489)      306
  Accounts payable--trade........................   (1,229)    1,996       567
  (Decrease) increase in accrued payroll and
   employee benefits.............................      (12)      633       --
  Increase in special charge.....................      876       --        --
  (Decrease) increase in accrued other expenses..     (464)      589      (554)
  Amounts due from/to related companies..........    3,010    (2,875)      (12)
  Income taxes payable...........................        5     1,323     1,666
  Long-term liability............................      647       --        --
                                                  --------  --------  --------
   Net cash provided by operating activities.....   20,528    15,472     9,476
                                                  --------  --------  --------
Investing activities:
 Acquisition of property, plant and equipment....  (28,549)  (15,244)   (8,050)
 Deposits for acquisition of plant and
  equipment......................................   (1,175)      --        --
 Redemption of certificate of deposits...........      100       --        --
 Proceeds from sale of short-term marketable
  securities.....................................      --      1,415       612
 Purchase of marketable securities...............      --        --     (1,592)
                                                  --------  --------  --------
   Net cash used in investing activities.........  (29,624)  (13,829)   (9,030)
                                                  --------  --------  --------
Financing activities:
 (Decrease) increase in bank borrowings..........      (89)  (15,592)   12,199
 Proceeds from issue of common stock.............      586    31,500       --
 Dividend paid...................................      --        --     (1,294)
 Advances from shareholder.......................      --        --      1,570
 Repayment of amount due to shareholder..........      --        --    (12,061)
                                                  --------  --------  --------
   Net cash provided by financing activities.....      497    15,908       414
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents.....................................   (8,599)   17,551       860
Cash and cash equivalents at beginning of year...   19,214     1,814       924
Effects of exchange rate changes on cash.........      (17)     (151)       30
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $ 10,598  $ 19,214  $  1,814
                                                  ========  ========  ========
Supplemental cash flow information:
 Cash paid during the year for:
  Interest....................................... $      7  $    390  $  1,425
  Income taxes...................................      544        58       138

          See accompanying notes to consolidated financial statements.

                          PEAK INTERNATIONAL LIMITED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (United States dollars in thousands, except share data)

(1) ORGANIZATION AND BASIS OF PRESENTATION

  Peak International Limited (the "Company") was incorporated as an exempted company with limited liability in Bermuda under the Companies Act 1981 of Bermuda (as amended) on January 3, 1997.

  Pursuant to a group restructuring in early 1997 (the "Restructuring"), the interest in various companies in the packaging products business held by Mr. T.L. Li, the shareholder of the Company, were restructured whereby the Company became the holding company of these companies. The Restructuring has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The financial statements present the results of the Company and its subsidiaries as if the companies had been combined for all periods presented.

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

Property, plant and equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation and amortization is provided using the straight-line method so as to allocate the cost of depreciable assets in use to operations based upon the estimated useful lives.

  With effect from April 1, 1998, following a review of the asset lives of certain classes of property, plant and equipment, the useful lives of plant, machinery, manufacturing equipment, manufacturing leasehold

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

improvements and furniture and fixtures were revised from 5 years to 10 years. The directors, based on their past experience, are of the opinion that the revision will give a more realistic measure of the economic useful lives of these assets. Such revision has resulted in a reduction in depreciation and amortization expense on property, plant and equipment acquired in previous years by $2,391 and on new additions in 1999 by $530.

  The useful lives of fixed assets adopted for depreciation purposes are as follows:

      Category of assets                          Estimated useful lives
      Land use rights............................ Over the unexpired lease term
      Buildings.................................. Over the unexpired lease term
      Plant, machinery, manufacturing equipment,
       manufacturing leasehold improvements,
       furniture and fixtures.................... 10 years
      Molds, motor vehicles, office leasehold
       improvements, furniture and fixtures...... 5 years

  Costs incurred in constructing the new factory, including progress payments, interest costs and other costs relating to the construction are capitalized. These costs will be transferred to property, plant and equipment on completion and depreciated from that time. No interest was capitalized in 1999 and interest capitalized was $23 in 1998 and $11 in 1997.

Valuation of long-lived assets

  The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs to disposal.

Investment in marketable securities

  Management determines the appropriate classification of investment securities at the time they are acquired and re-evaluates the appropriateness of such classifications at the balance sheet date. At each balance sheet date, the investment in marketable equity securities has been classified as "Available for Sale Securities". This type of security is stated at fair market value and unrealized holding gains and losses, net of deferred tax, are reported as other comprehensive income.

  Dividends on marketable equity securities, if any, are recognized as income when declared. Realized gains and losses will be included in income and will be based upon the actual cost of the security.

Foreign currency translation

  The Company uses the United States dollar as its reporting currency. Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange ruling at the transaction dates. Exchange difference are recognized in the statement of income.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  On consolidation, balance sheets of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange ruling at the balance sheet date. Statements of income of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollars at average exchange rates. Exchange differences are reported as other comprehensive income.

  The Company enters into foreign exchange contracts to reduce its exposure to change in exchange rates. Material market value gains and losses are recognized in the statement of income.

Income taxes

  Income taxes are calculated under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred income taxes include the effects of temporary differences between financial and taxable amounts of assets and liabilities.

Recognition of revenue

  Revenue arising from sale of goods is recognized at the time when the goods are shipped and title to the goods passes to customers.

Stock options

  The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognised as stocks is issued through non-compensatory plans. The Company has accounted for the stock options using the intrinsic value method. Proforma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation", are shown in note 15.

Earnings per share

  Earnings per share is computed using the weighted average number of shares outstanding during the year. For the year ended March 31, 1999 and 1998, diluted earnings per share is computed using a weighted average number of shares outstanding of 13,550,188 and 12,972,060, respectively, which includes 46,604 and 168,056 additional shares, respectively, being the dilutive effect of stock options computed using the treasury stock method.

Cash equivalents

  The Company considers all highly liquid debt instruments with a maturity of ninety days or less at the time of acquisition to be cash equivalents.

Financial instruments

  The carrying value of financial instruments, which consist of cash and cash equivalents, investments in certificates of deposit and marketable securities, accounts receivable, amounts due from related companies, short-term bank borrowings, accounts payable and foreign exchange contracts, approximates to fair value due to the short-term nature of these instruments.

New accounting standards adopted

  In 1998 the Company adopted SFAS No.130, "Reporting Comprehensive Income" and SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information" and comparative information for earlier years has been amended to conform to the presentation adopted in 1999.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  SFAS No.130, "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognised under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No.14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No.131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

New accounting standard not yet adopted

  The Financial Accounting Standards Board has issued a new standard SFAS No.133 "Derivative Instruments and Hedging Activities". Management has not yet completed the analysis of the impact this would have on the financial statements of the Company.

Reclassifications

  Certain amounts in the prior period financial statements have been reclassified to conform to the presentation adopted in 1999.

(3) INVENTORIES

  The components of inventories, net of the related reductions to the lower of cost or market, were as follows:

                                                                  March 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
  Raw materials............................................... $18,735  $20,489
  Finished products...........................................   8,889    7,645
                                                               -------  -------
                                                                27,624   28,134
  Less: Inventory reserve.....................................  (1,155)    (193)
                                                               -------  -------
                                                               $26,469  $27,941
                                                               =======  =======

  The inventory reserve represents provision for slow moving inventory determined after periodic review by management.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)

(3) INVENTORIES (Continued)

  Movements in inventory reserve are as follows:

  Balance at March 31, 1996............................................. $  582
  Provision for slow moving inventory written back to income............   (453)
                                                                         ------
  Balance as of March 31, 1997..........................................    129
  Provision for slow moving inventory charged to income.................     64
                                                                         ------
  Balance as of March 31, 1998..........................................    193
  Provision for slow moving inventory charged to income.................    962
                                                                         ------
  Balance as of March 31, 1999.......................................... $1,155
                                                                         ======

(4) PROPERTY, PLANT AND EQUIPMENT

                                                                March 31,
                                                            ------------------
                                                              1999      1998
  Land use rights and building............................. $  4,972  $  4,909
  Factory under construction...............................   11,273     2,649
  Plant, machinery, moulds and equipment...................   26,874    20,068
  Leasehold improvements, furniture, fixtures and motor
   vehicles................................................   18,257    14,177
                                                            --------  --------
                                                              61,376    41,803
  Less: Accumulated depreciation and amortization..........  (19,034)  (15,455)
                                                            --------  --------
                                                            $ 42,342  $ 26,348
                                                            ========  ========

  A subsidiary of the Company operating in Shenzhen in the PRC owned factory buildings on certain state-owned land in the PRC and has been assigned the land use rights for a period of 50 years.

  The Company has incurred expenditure at March 31, 1999 of $20,273 on the construction of a new plant, including land costs, as part of the expansion of the Company's production capacity. Management is undertaking a review of its production needs and has determined that the additional facilities may not be required for some time ahead depending on market conditions, and has decided to delay the completion of the plant construction. Up to September 1999 the Company has incurred additional costs of approximately $8,000. Management is currently reviewing its options with respect to this facility which include disposal of the facility in its existing state, completion of the facility and its disposal, or completion of the facility for its ultimate use in the Company's business. Accordingly, management has reviewed the asset for impairment and given the change in circumstances concerning its possible future use, an independent appraisal of the fair value of the asset was obtained and a provision for impairment of $9,000 made.

(5) CREDIT FACILITIES

                                                                March 31,
                                                            ------------------
                                                              1999      1998
  Total unsecured credit facilities available.............. $14,678  $50,518
                                                            -------  -------
  Total utilized unsecured facilities...................... $    --  $    89
                                                            -------  -------
  Weighted average interest rate on borrowings at end of
   year....................................................      --     9.17%
                                                            =======  =======

  Interest rates in respect of credit facilities are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. Bank borrowings at March 31, 1998 represented invoice financing and bank overdrafts with certain commercial banks.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(6) SPECIAL CHARGE

  During the year ended March 31, 1999, the Company terminated the employment of the President and Chief Executive Officer at a cost, including legal and professional expenses, of $2,000. The amount payable in the year ending March 31, 2000 of $876 is included in current liabilities and the amount payable of $647 in the year ending March 31, 2001 is reported as a long-term liability.

(7) OTHER INCOME, NET

  Other income (expense) consists of the following:

                                                              Year ended March 31,
                                                            ----------------------
                                                            1999    1998     1997
  Proceeds on sale of short-term marketable securities...  $  --  $  1,415   $ 612
  Cost of marketable securities..........................     --    (1,070)   (522)
                                                           -----  --------  ------
  Realized gain on marketable securities.................     --       345      90
  Foreign currency exchange gain (loss), net.............    812      581      (7)
                                                           ----- --------  ------
                                                           $ 812 $    926  $   83
                                                           ===== ========  ======

(8) INTEREST INCOME

                                                            Year ended March 31,
                                                            --------------------
                                                             1999   1998   1997
  Interest income from:
    --third parties........................................   $687   $901   $ 74
    --an affiliated party (note 12)........................    --       6     31
                                                            ------ ------ ------
                                                              $687   $907   $105
                                                            ====== ====== ======

(9) PROVISION FOR INCOME TAXES

  Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The components of income before income taxes are as follows:

                                                           Year ended March 31,
                                                          ----------------------
                                                           1999   1998    1997
    Hong Kong............................................ $3,789 $21,787 $14,678
    Other countries......................................    386     632      75
                                                          ------ ------- -------
                                                          $4,175 $22,419 $14,753
                                                          ====== ======= =======

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)

(9) PROVISION FOR INCOME TAXES (Continued)

  The provision for income taxes consists of the following:

                                                         Year ended March 31,
                                                         ----------------------
                                                          1999    1998    1997
  Current:
    Hong Kong........................................... $  429  $1,299  $1,223
    United States.......................................    (38)     52      22
    Malaysia............................................      1      (4)     27
    Singapore...........................................    157      34      31
  Deferred income tax:
    Hong Kong
      Current year......................................    823     450     (28)
      Attributable to change in tax rate................    (27)    --      --
    Malaysia............................................      7     --      (26)
    Singapore...........................................    (14)     (6)    (13)
                                                         ------  ------  ------
                                                         $1,338  $1,825  $1,236
                                                         ======  ======  ======

  The components of the net deferred income tax liabilities as of March 31, 1999 and 1998 are as follows:

                                                                  March 31,
                                                               --------------
                                                                1999   1998
  Deferred income tax liabilities:
    Depreciation.............................................. $1,691  $900
    Other temporary differences...............................    (84)  (82)
                                                               ------  ----
                                                               $1,607  $818
                                                               ======  ====

  The effective tax rate of the Company varies from the Hong Kong profits tax rate for the following reasons:

                                                         Year ended March 31,
                                                         ----------------------
                                                          1999    1998    1997
  Hong Kong profits tax rate............................   16.0%   16.5%   16.5%
  Hong Kong profits tax relief for the PRC operations...   (8.0)   (8.3)   (8.3)
  Taxation elsewhere....................................    1.1     0.4     0.3
  Asset impairment......................................   21.8     --      --
  Other items...........................................    1.1    (0.5)   (0.1)
                                                         ------  ------  ------
                                                           32.0%    8.1%    8.4%
                                                         ======  ======  ======

  Under the Hong Kong tax authority's Departmental Interpretation and Practice Notes, a company based in Hong Kong, but with substantially all of its manufacturing operations located in the PRC conducted pursuant to a processing agreement entered into with a PRC company, can enjoy profit apportionment through which only 50% of its manufacturing profit is subject to Hong Kong profits tax. Substantially all the Company's manufacturing operations are located in Shenzhen, PRC, and conducted pursuant to a processing agreement entered into with a PRC company. Under profits apportionment, only 50% of the profits of the Company is subject to Hong Kong profits tax. Such tax concession is granted based on annual application by the Company and there can be no assurance that the Hong Kong tax authority will continue to grant such tax concession to the Company and other Hong Kong companies with manufacturing operations in the PRC, or that the Company will not lose such concession in the future as a result of changes in Hong Kong tax law or the interpretation of such law.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(10) EMPLOYEE BENEFIT PLANS

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

  Total expense related to the above plans was $184 in 1999, $199 in 1998 and $143 in 1997.

(11) COMMITMENTS AND CONTINGENCIES

  (a) Capital expenditure

    As of March 31, 1999, the Company and its subsidiaries had contracted for capital expenditure on property, plant and equipment of $15,142.

  (b) Operating leases

    The Company and its subsidiaries lease certain land and buildings under operating leases, most of which do not contain renewal options and escalation clauses, which expire through December 2007. Rental expense under operating leases for the years ended March 31, 1999, 1998, 1997 amounted to $1,599, $1,295 and $1,048, respectively.

    The aggregate annual minimum operating lease commitments under all noncancelable leases as of March 31, 1999 are as follows:

     Year Ending March 31,
     2000................................................................ $1,371
     2001................................................................  1,007
     2002................................................................    394
     2003................................................................    334
     2004................................................................    307
     Thereafter..........................................................    624
                                                                          ------
                                                                          $4,037
                                                                          ======

  (c) Other commitment

  As of March 31, 1999 the Company has entered into foreign exchange contracts totaling approximately $8,000 (1998: $17,614) primarily to purchase Hong Kong dollars and Renminbi. The Company is exposed to credit risk in the event of non-performance by the counter parties to the contracts. However, the Company does not anticipate non-performance because the counter parties are major financial institutions.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(11) COMMITMENTS AND CONTINGENCIES (Continued)


  (d) Litigations

  In June 1999, a complaint was filed in the United States District Court of New York by certain holders of Trust Enhanced Dividend Securities (the "TrENDS") against the Company, the Chairman and a director of the Company and others. The complaint seeks compensatory damages and legal expenses, pursuant to federal securities laws, based on alleged misrepresentations and omissions in the documents which contains financial information of the Company and by which the TrENDS were offered to the public for initial purchase. The Company has begun investigating the allegations made in the complaint. While management is unable to estimate the ultimate outcome of this litigation, it does not believe that any adverse outcome would be material to its financial position or liquidity but could possibly be material to earnings in the year of settlement.

  On July 2, 1999, the Company has received an amended and restated demand for arbitration filed by the former chief executive officer, who claims either payment of $32.4 per month or a lump sum payment of approximately $1,037, subject to an appropriate present value discount, pursuant to his employment contract after being terminated during the year. Although the outcome of this lawsuit is yet to be decided, the Company considers that the demand is without merit and intends to defend vigorously the allegations in the demand and believes that this litigation will not have a material adverse effect on the Company.

(12) RELATED AND AFFILIATED PARTY TRANSACTIONS

  The Company had the following significant transactions with certain related and affiliated parties during the relevant years.

                                                          Year ended March 31,
                                                          ---------------------
                                                           1999   1998    1997
Sales to related companies
  Certain subsidiaries of QPL International Holdings
   Limited ("QPL")....................................... $5,269 $12,046 $9,315
  EEMS Italia S.P.A. ("EEMS")............................  1,172     725    369
                                                          ------ ------- ------
                                                          $6,441 $12,771 $9,684
                                                          ------ ------- ------
Legal and professional fees to Richards Butler........... $  241 $    81 $    1
Settlement of legal and professional fees on behalf of
 Mr. T. L. Li who reimbursed the Company fully prior to
 balance sheet date......................................    891     598    --
Management fee from EEMS, Inc............................     20     147    144
Commission expense to EEMS...............................     61     100    212
Management fee from SemiCycle Foundation.................    --      101    252
Purchases from SemiCycle Foundation......................    --    3,000  1,735
Rental income from SemiCycle Foundation..................    --       98     91
Interest income from SemiCycle Foundation................    --        6     31
Purchase of interest bearing notes issued by Peregrine
 Investments Holdings Limited which either matured or
 were sold prior to balance sheet date...................    --   16,661    --

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(12) RELATED AND AFFILIATED PARTY TRANSACTIONS (Continued)

  The amounts due from/to related companies as of March 31, 1999 and 1998 were as follows:

                                                                      March 31,
                                                                     -----------
                                                                     1999  1998
Amounts due from:
  Certain subsidiaries of QPL....................................... $713 $4,068
  EEMS..............................................................  199    207
                                                                     ---- ------
                                                                     $912 $4,275
                                                                     ==== ======
Amounts due to:
  EEMS.............................................................. $--     $36
  SemiCycle Foundation..............................................  --     317
                                                                     ---- ------
                                                                     $--    $353
                                                                     ==== ======

  The amounts are unsecured, interest free and are repayable on demand.

  Mr. T.L. Li, who is a director and shareholder and controls the majority of the voting rights of the Company, is a director of and has substantial equity interests in QPL and EEMS. Messrs. Steve Dezso, a corporate officer of a subsidiary of the Company, and Richard M. Brook were until October 27, 1997 corporate officers of EEMS, Inc. Mr. Steve Dezso was a director of SemiCycle Foundation. In December 1997, the board of directors of SemiCycle Foundation was expanded from three to eight directors, and consequently, the Company's transactions with SemiCycle Foundation are no longer regarded as related and affiliated party transactions.

  Mr. Robin Nicholson, a director of the Company, is a partner of Richards Butler. Mr. Francis Leung, a director of the Company, had an indirect equity interest in Peregrine Investments Holdings Limited (in liquidation).

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(13) SEGMENT INFORMATION

  The Company and its subsidiaries operate in one business segment, which is to manufacture and sell plastic tubes, trays and other related products.

  An analysis of net sales, operating profit and identifiable assets by geographic location is as follows:

                                                  Other
                                                Southeast
                             Hong Kong United     Asian   Elimin-
                               & PRC   States   countries  ations   Consolidated
Year ended March 31, 1999
Net sales to third
 parties...................   $32,395  $10,755   $16,644  $    --     $59,794
Net sales to related
 companies.................     6,441      --        --        --       6,441
Transfer between geographic
 areas.....................    23,067      --      2,073   (25,140)       --
                              -------  -------   -------  --------    -------
  Total net sales..........   $61,903  $10,755   $18,717  $(25,140)   $66,235
                              -------  -------   -------  --------    -------
Depreciation and
 amortization..............   $ 3,761  $    88   $   139  $    --     $ 3,988
                              -------  -------   -------  --------    -------
Operating profit (loss)....   $ 2,193  $  (146)  $   654  $    (18)   $ 2,683
                              -------  -------   -------  --------    -------
Interest income............   $   643  $    39   $     5  $    --     $   687
                              -------  -------   -------  --------    -------
Interest expenses..........   $     7  $   --    $   --   $    --     $     7
                              -------  -------   -------  --------    -------
Income before tax..........   $ 3,844  $  (225)  $   574  $    (18)   $ 4,175
                              -------  -------   -------  --------    -------
Income tax.................   $ 1,225  $   (38)  $   151  $    --     $ 1,338
                              -------  -------   -------  --------    -------
Inventory reserve..........   $ 1,132  $   --    $    23  $    --     $ 1,155
                              -------  -------   -------  --------    -------
Capital expenditure........   $28,834  $   134   $   136  $    --     $29,104
                              -------  -------   -------  --------    -------
Property, plant and
 equipment.................   $42,884  $   372   $   261  $    --     $43,517
Other identifiable assets..    34,311    1,539     4,600      (912)    39,538
Corporate assets...........                                            10,598
                                                                      -------
  Total assets.............                                           $93,653
                                                                      -------
Year ended March 31, 1998
Net sales to third
 parties...................   $30,129  $14,457   $16,348  $    --     $60,934
Net sales to related
 companies.................    12,771      --        --        --      12,771
Transfer between geographic
 areas.....................    26,683      --      2,286   (28,969)       --
                              -------  -------   -------  --------    -------
  Total net sales..........   $69,583  $14,457   $18,634  $(28,969)   $73,705
                              -------  -------   -------  --------    -------
Depreciation and
 amortization..............   $ 4,824  $    53   $   135  $    --     $ 5,012
                              -------  -------   -------  --------    -------
Operating profit...........   $20,344  $   271   $   457  $    (96)   $20,976
                              -------  -------   -------  --------    -------
Interest income............   $   852  $    48   $     7  $    --     $   907
                              -------  -------   -------  --------    -------
Interest expenses..........   $   390  $   --    $   --   $    --     $   390
                              -------  -------   -------  --------    -------
Income before tax..........   $21,213  $   667   $   635  $    (96)   $22,419
                              -------  -------   -------  --------    -------
Income tax.................   $ 1,749  $    52   $    24  $    --     $ 1,825
                              -------  -------   -------  --------    -------
Inventory reserve..........   $   168  $   --    $    25  $    --     $   193
                              -------  -------   -------  --------    -------
Capital expenditure........   $15,582  $    83   $    66  $    --     $15,731
                              -------  -------   -------  --------    -------
Property, plant and
 equipment.................   $25,753  $   294   $   301  $    --     $26,348
Other identifiable assets..    38,165    1,985     4,622      (894)    43,878
Corporate assets...........                                            19,314
                                                                      -------
  Total assets.............                                           $89,540
                                                                      -------

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(13) SEGMENT INFORMATION (Continued)

                                                  Other
                                                Southeast
                              Hong Kong United    Asian   Elimin-
                                & PRC   States  countries  ations   Consolidated
Year ended March 31, 1997
Net sales to third parties..   $22,098  $10,488  $15,324  $    --     $47,910
Net sales to related
 companies..................     9,684      --       --        --       9,684
Transfer between geographic
 areas......................    21,095      496    2,806   (24,397)       --
                               -------  -------  -------  --------    -------
  Total net sales...........   $52,877  $10,984  $18,130  $(24,397)   $57,594
                               -------  -------  -------  --------    -------
Depreciation and
 amortisation...............   $ 3,383  $    42  $   145  $    --     $ 3,570
                               -------  -------  -------  --------    -------
Operating profit............   $16,100  $   138  $   197  $   (445)   $15,990
                               -------  -------  -------  --------    -------
Interest income.............   $    64  $    39  $     2  $    --     $   105
                               -------  -------  -------  --------    -------
Interest expenses...........   $ 1,368  $     3  $    54  $    --     $ 1,425
                               -------  -------  -------  --------    -------
Income before tax...........   $14,777  $   276  $   145  $   (445)   $14,753
                               -------  -------  -------  --------    -------
Income tax..................   $ 1,195  $    22  $    19  $    --     $ 1,236
                               -------  -------  -------  --------    -------
Inventory reserve...........   $   129  $   --   $   --   $    --     $   129
                               -------  -------  -------  --------    -------
Capital expenditure.........   $ 6,718  $   144  $   334  $    --     $ 7,196
                               -------  -------  -------  --------    -------
Property, plant and
 equipment..................   $14,995  $   264  $   485  $    --     $15,744
Other identifiable assets...    28,432    2,792    4,362      (798)    34,788
Corporate assets............                                            3,263
                                                                      -------
  Total assets..............                                          $53,795
                                                                      -------

  Intercompany sales between geographic areas are recorded at cost plus a mark-up. Such transfers are eliminated on consolidation.

  Property, plant and equipment and other identifiable assets are those assets used in the Company's operations in each geographic area. Corporate assets represent cash and cash equivalents, investment in certificate of deposit, marketable securities and notes receivable from SemiCycle Foundation.

  An analysis of sales by geographic destinations for the relevant years is as follows:

                                                         Year ended March 31,
                                                         ----------------------
                                                          1999    1998    1997
   North Asia...........................................   54.9%   53.8%   47.5%
   North America........................................   17.0    22.1    19.9
   South Asia...........................................   24.3    21.3    29.4
   Europe...............................................    3.8     2.8     3.2
                                                         ------  ------  ------
                                                          100.0%  100.0%  100.0%
                                                         ======  ======  ======

  North Asia represents China and Hong Kong, Philippines, Taiwan, Japan and Korea while South Asia represents Singapore, Malaysia and Thailand.

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(14) CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

  Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable.

  The Company places its temporary cash investments with various financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company believes that no significant credit risk exists as these investments are made with high-credit, quality financial institutions.

  The Company's business activities and accounts receivable are with customers in the semiconductor industries, the majority of which are located throughout Asia and the United States of America. The Company performs ongoing credit evaluation of its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectation. During the year, the Company has not experienced any significant bad debts and did not maintain any significant allowances for doubtful accounts.

  One customer, representing QPL International Holdings Limited group of companies, accounted for 8.0%, 16.3% and 16.1% of the Company's net sales during the years ended March 31, 1999, 1998 and 1997, respectively. Another customer accounted for 10.9% and 12.5% of the Company's net sales during the years ended March 31, 1999 and 1998, respectively.

(15) STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

  An executive share option plan (the "Share Option Plan") was adopted by the Board of Directors and approved by the sole shareholder on March 18, 1997. Another share option plan was approved by the Board of Directors and shareholders in the annual general meeting on July 27, 1998. An aggregate of 1,400,000 shares has been reserved for issuance under the plans. Under the plans, directors, officers, employees of, and advisors and consultants to the Company or its affiliates may, at the discretion of a committee of the Board of Directors administering the plan, be granted the general options to purchase shares at an exercise price per share of no less than the par value of a share. One-third of the options granted in March 1997 vest annually commencing in April 1998. All the options granted in March and July 1998 vest in April and August 1998, respectively.

  Option activity for the plans is summarized as follows:

                                                         Outstanding Options
                                                      -------------------------
                                                                   Weighted
                                                                    average
                                                      Number of    exercise
                                                       shares   price per share
Outstanding at April, 1997...........................  545,817      $ 12.00
Granted (weighted average fair value of $8.94).......   67,560       19.375
Forfeited............................................   (8,442)       12.00
                                                       -------
Outstanding at March 31, 1998........................  604,935        12.82
Granted (fair value of $6.91)........................  272,016        12.25
Exercised............................................  (47,580)       12.33
Forfeited............................................  (31,169)       12.27
                                                       -------
Outstanding at March 31, 1999........................  798,202      $ 12.68
                                                       =======

                          PEAK INTERNATIONAL LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (United States dollars in thousands, except share data)


(15) STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (Continued)


  The following is additional information relating to options outstanding as of March 31, 1999:

                 Number of shares under options
                 ---------------------------------
    Exercise                                          Remaining contractual
 price per share  Outstanding       Exercisable           life (years)
    $ 12.00                462,720           163,138             8
      19.375                64,316            64,316             9
      12.25                271,166           271,166            9 2/3
                   ---------------   ---------------
                           798,202           498,620
                   ===============   ===============

  Proforma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $6.91, $8.94 and $3.60 per option for the year ended March 31, 1999, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

                                                       Year ended March 31,
                                                      -------------------------
                                                       1999     1998     1997
   Expected life of options.......................... 3 years  3 years  3 years
   Risk-free interest rate...........................    5.49%    5.55%    6.10%
   Expected volatility of underlying stock...........      90%      45%      33%
   Dividends.........................................     --       --       --

  The Black-Scholes options pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

  If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts as follows:

                                                           Year ended March 31,
                                                           ---------------------
                                                            1999     1998   1997
   Proforma net (loss)income.............................. $(1,278) $19,346 N/A
   Proforma (loss)earnings per share
     --Basic..............................................   $0.09    $1.51 N/A
     --Diluted............................................   $0.09     1.49 N/A

  An employee stock purchase plan (the "Stock Purchase Plan") was adopted by the Board of Directors and approved by shareholders in July 1998. An aggregate of 160,000 shares has been reserved for issuance under the Stock Purchase Plan. Under the Stock Purchase Plan, employees of the Company, participating in the plan, may purchase shares at a price at 85% of the fair market value, but no less than the par value, of a share of the Company in any accumulation period. Accumulation periods under the Stock Purchase Plan are for a period of 24 months and commence on April 1 and October 1 each year. Employees may elect for a minimum of 1% and a maximum of 20% of eligible salary to be withheld for investment in this plan. On the last day of each accumulation period each employee shall be deemed to have elected to purchase the number of shares as calculated using the criteria established in the plan. Employees may withdraw from the plan at any time and receive a refund of all contributions, without interest, made in the accumulation period. As of March 31, 1999, contributions made by the employees to the plan were immaterial.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 23, 1999.

                                          Peak International Limited

                                          By /s/ Cal Reed
                                             ---------------------------------
                                                         Cal Reed
                                                Chief Executive Officer and
                                              President (Principal Executive
                                                         Officer)

                               [LOGO OF PEAK(R)]



              Printed by R.R. Donnelley Financial Hong Kong, 97482