Form 20-F
period 2000-03-31
PEAK INTERNATIONAL LTD
filed 2000-08-14
CIK 1036081

    As filed with the Securities and Exchange Commission on August 14, 2000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended March 31, 2000

                        Commission file number: 0-29332

                          PEAK INTERNATIONAL LIMITED
            (Exact Name of Registrant as Specified in its Charter)

                                Not Applicable
                (Translation of Registrant's Name Into English)
                                    Bermuda
                (Jurisdiction of Incorporation or Organization)

                               44091 Nobel Drive
                                 P.O. Box 1767
                               Fremont, CA 94538
                   (Address of Principal Executive Offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:

             Title of each class                 Name of each exchange on which registered
             -------------------                 -----------------------------------------
 Common Stock, par value US $0.01 per share         Nasdaq Stock Market National Market

  Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

       Common Stock, par value US$0.01 per share..................... 13,686,305

  Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X] No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [_] Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

               [LOGO OF PEAK INTERNATIONAL LIMITED APPEARS HERE]
                          PEAK INTERNATIONAL LIMITED
                               44091 Nobel Drive
                                  PO Box 1767
                               Fremont, CA 94538

Tel. (510) 449-0100                                         Fax: (510) 449-0102

                                August 14, 2000

Dear Shareholder:

  I am very pleased to enclose a copy of Peak's annual report on Form 20-F for the fiscal year ended March 31, 2000. The report documents and quantifies our success in servicing our customers and developing our business. In a year of change, we have grown in important ways, including sales, cash and profitability. Unfortunately, the price of our stock, in my view, does not reflect our achievements of this past year and our fine prospects for the future.

  This will be the last Form 20-F you will receive from Peak since, in the future, we will file our annual report on Form 10-K and it will contain all information required of a US filer. You will see a section in this year's Form 20-F titled, "Information Not Required by 20-F but required by 10-K." In effect, the disclosures required of a domestic company are included in our Form 20-F this year.

  Our first quarter of fiscal year 2001 heralded a major change for Peak as sales of tape and reel products exceeded sales of tubes. We are working hard not only to expand sales of tape and reel products in Asia, but in the US as well. We have reorganized our US operations in California in the heart of Silicon Valley where our sales force can call on customers without traveling. We have also scheduled delivery of new tape manufacturing equipment to assure that we will be able to meet expected demand.

  In the coming months, we will also be changing our stock symbol from PEAKF to PEAK, reflecting the relocation of our principal office from Hong Kong to Fremont, California, and we will also rename our Website from peakf.com to peakinternational.com. We think these changes will serve to emphasize that Peak is a new company, growing robustly, and with a bright future.

  I look forward to another successful year.

                                          Very truly yours,

                                          /s/ Cal Reed
                                          Cal Reed
                                          President & CEO

                               TABLE OF CONTENTS

 PART I...................................................................    1

    ITEM 1.  DESCRIPTION OF BUSINESS.....................................     1

    ITEM 2.  DESCRIPTION OF PROPERTY.....................................    16

    ITEM 3.  LEGAL PROCEEDINGS...........................................    17

    ITEM 4.  CONTROL OF REGISTRANT.......................................    18

    ITEM 5.  NATURE OF TRADING MARKET....................................    19

    ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
              HOLDERS....................................................    19

    ITEM 7.  TAXATION....................................................    20

    ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA........................    23

    ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS..................................    25

    ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..    29

    ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT..............    29

    ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS............    32

    ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
              SUBSIDIARIES...............................................    32

    ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............    35

 PART II..................................................................   36

    ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED..................    36

 PART III.................................................................   36

    ITEM 15. DEFAULTS UPON SENIOR SECURITIES.............................    36

    ITEM 16. CHANGE IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
              SECURITIES.................................................    36

 PART IV..................................................................   36

    ITEM 17. FINANCIAL STATEMENTS........................................    36

    ITEM 18. FINANCIAL STATEMENTS........................................    36

    ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS...........................    36

 Annex A--Information Not Required by 20-F But Required by 10-K

                                    PART I

  All references to the "Company," "we," "us" or "our" herein are references to Peak International Limited, a company incorporated under Bermuda law on January 3, 1997, and, unless the context otherwise requires, its subsidiaries and predecessors. All references to "Peak (HK)" herein are to Peak Plastic & Metal Products (International) Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company and, unless the context otherwise requires, its subsidiaries and predecessors. References in this Annual Report on Form 20-F ("Annual Report") to our historical business and operations assume that the corporate reorganization in 1997 (the "Restructuring") by which, among other things, Peak (HK) became a wholly-owned subsidiary of the Company and the Company acquired its other subsidiaries, had already occurred as of the times to which the references relate. Any discrepancies in the tables included in this Annual Report between the amounts indicated and the totals thereof are due to rounding. All references to "US Dollars," "US$" or "$" herein are to United States Dollars, references to "HK Dollars" or "HK$" are to Hong Kong Dollars and references to "Fiscal 1996," "Fiscal 1997," "Fiscal 1998," "Fiscal 1999" and "Fiscal 2000" are to the years ended March 31, 1996, 1997, 1998, 1999 and 2000, respectively.

  This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect our view at the time of this Annual Report with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties including among others dependence on the semiconductor and electronics industries, competition, dependence on significant customers, issues relating to our operations in China, the resolution of recently filed shareholder litigation and other matters that could cause actual results to differ materially from the statements made herein. The words "believes," "expects," "anticipates," "intends," "plans," "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The principal risks and uncertainties that may cause actual results to vary materially from the forward looking statements contained herein include those described in the section entitled "Description of Business--Risk and Uncertainties" as well as a wide variety of other factors, many of which are outside of our control. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

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

  We produce principally matrix trays, carrier tape and reels, and shipping tubes. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we collect and sell recycled matrix trays using the name "SemiCycle." We believe that our recycling programs, whereby we collect and recycle products we manufacture and products manufactured by others, enable us to expand our customer base by supplying both newly-manufactured and recycled products to customers. In addition, we believe our carrier tape, which may be recycled, will be preferred by ecology minded customers over laminated products offered by many of our competitors.

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

  We maintain recycling programs through which we, our agents and independent contractors collect used trays, at approximately 330 locations in Asia and Europe. We recycle trays manufactured by us or by others, collected from end users, such as Surface Mount Technology ("SMT") companies and other types of assemblers of circuit boards and manufacturers of electronic products and systems. Most of the trays collected are then transported to our production facilities in Shenzhen, China, where we process them through inspection, cleaning and anti-static coating, if appropriate. We then place the trays into inventory in our warehousing facilities pending sale to customers. Recycled trays that do not meet our quality requirements, or for which there is insufficient demand, are ground and reused in the manufacturing processes for new products. Currently, we collect approximately 1.4 million trays, each month for recycling. By using recycled trays in our operations, we decrease our cost of goods sold, and increase our operating margin without increasing prices.

  We maintain five sales offices, located in Hong Kong; Singapore; Penang, Malaysia; Fremont, California; and Austin, Texas whereby direct sales are made to customers, and three representative offices in Shenzhen and Shanghai, China and Rome, Italy that provide customers with technical information. We also sell our products through five sales agents located in Japan (three); Seoul, South Korea; and Taipei, Taiwan. We maintain, either directly or through our local sales representatives, a network of 19 Just-in-Time ("JIT") warehouses located in Asia, North America and Europe, near our customers' production facilities.

  Our principal executive offices are located at 44091 Nobel Drive, P.O. Box 1767, Fremont, CA 94538 and our main telephone number is (510) 449-0100.

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

  Maintain Close Customer Relationships. We plan to maintain close relationships with our customers through an extensive network of strategically located sales, customer service and product distribution sites and by working closely with our customers in developing precision engineered packaging solutions for the storage, transportation and automated handling of their products. We believe that our ability to distribute our products to customers located in Asia, North America and Europe allows us to compete effectively with other suppliers of packaging products to the semiconductor and electronics industries, a number of which distribute only within certain geographic regions. Customer reliance on quick delivery drives our product strategy with respect to both new and recycled products. We believe that our recycling programs enable us to expand our customer base by providing us with opportunities to supply both newly manufactured and recycled products to customers. We believe our new homogeneous carrier tape, which may be recycled, will be more attractive to ecology minded customers than laminated products supplied by many of our competitors.

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

  Offer a Broad Range of Products. Our current product offerings, which include matrix trays, carrier tape and reels, and tubes, allow us to service a broad range of customers who often have needs across multiple product categories. In recent years, we have expanded our product offerings from tubes to include matrix trays, recycled matrix trays and tape-and-reel products. We are also currently engaged in the study and development of new products, with an emphasis on packaging products designed to carry high-value semiconductor and electronics components. Our production facilities have been formally approved or "qualified" by a number of our customers across our product categories. We believe that our customers value the range of our product offerings allowing us to compete effectively. Our in-house design and tooling capabilities reduce the cycle time needed for the development of new products and product features and facilitates our development of "custom" products which typically require different prototype stages during product development. Our in-house design and tooling capabilities have also facilitated our development of new product features such as the "enhanced pocket strength," "anti-reflective wall" and "high strength ring pedestal" features for our carrier tape products, for which we have patent applications pending. In addition, our in-house raw material mixing and compounding capabilities enable us to better control the quality of our products to meet customer specifications with respect to characteristics such as color, transparency and hardness. Our recycling programs also enable us to supply a broad range of recycled trays to our customers.

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

  Emphasize Quality Assurance and Process Control. We plan to maintain our high standards of quality products. We maintain a quality assurance and process control department which, as of March 31, 2000, consisted of approximately 43 engineers and 350 on-line process controllers. Quality assurance and process control procedures are performed at each major stage of production. These include the inspection of incoming raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes) stages of production and the inspection and testing of finished products. Our production facilities in Shenzhen, China obtained International Standard Organization ("ISO") 9002 certification in October 1994 and are subject to follow-up surveillance audits conducted semi-annually thereafter in accordance with normal ISO procedures. In addition, before making high volume purchases from us, customers generally require us to undergo a one- to two-month "qualification" process. Such qualification processes often include on-site certification of our production facilities by members of the customer's engineering and quality control staff. Our production facilities in Shenzhen, China have been qualified by many of our customers including Intel, Texas Instruments, Motorola, Philips, ST Microelectronics, Agilent and others. We believe that in addition to our quality assurance and process control department, our in-house design and tooling facilities and raw material compounding capabilities have enabled us to control better the quality of our products.

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

  In the technologically more advanced surface mount technology ("SMT"), the leads on ICs and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes. SMT can accommodate a substantially higher number of leads than PTH, thereby permitting the board to interconnect a greater number of integrated circuits. This, in turn, allows tighter component spacing which permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the board thereby permitting even greater density. The substantially higher number of leads and finer lead-to-lead spacing or "pitch" in SMT products requires packaging solutions which are more exacting than for PTH products. In addition, certain SMT products are sensitive to moisture absorption and typically undergo a baking process before surface mounting, and consequently require robust packaging solutions which are resistant to high temperature. SMT semiconductor devices are typically stored and transported in matrix trays or tape-and-reel carriers such as those we produce.

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

  Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, depending on whether the resistance is adjustable (variable) or not (fixed). Resistors can also be used as measuring devices, such as resistive sensors. Resistive sensors or strain gauges are used in experimental stress analysis systems as well as in transducers for electronic measurement of loads (scales), acceleration and fluid pressure.

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

Products and Production Processes

  We produce matrix trays, carrier tape and reels, and tubes. We also sell recycled matrix trays. In addition, we produce a limited number of leadframe boxes and leadframe interleaves used in the storage and transportation of leadframes for affiliates of QPL International Holdings Limited Group ("QPL Holdings"). Leadframes are sheets of metal, etched or stamped with various patterns of I/O leads which allow for interconnections between silicon chips and printed circuit boards. Leadframes are generally stored and transported in stacks housed in plastic boxes, with individual leadframes separated by plastic or paper interleaves. Lead frame boxes and interleaves accounted for less than 1% of gross revenues in Fiscal 2000.

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

  The production process for reels is similar to that for trays except that we use different raw materials and that an additional process of ultrasonic welding is required following the injection molding process to weld two parts of the reel together. In the production of carrier tape, we either purchase polystyrene pellet to extrude our own sheets or we purchase polystyrene or polycarbonate tape from suppliers in large rolls, we then slit the tape to desired widths. We form the carrier tape by a combination of thermal, air pressure and hole punching processes, and thereafter inspect the new carrier tape for visible defects prior to shipment. We resell cover tape purchased from outside sources.

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

 Product Development

  We are currently engaged in the study and development of new products, with an emphasis on packaging products designed for the carriage of high-value components related to the semiconductor and electronics industries. We undertake on-going research and development efforts which emphasize the development of features that require precision engineering in order to better serve our customer base. We have developed new product features for our carrier tape products, such as a "component carrier having high strength pocket" and a "component carrier having a pocket including a pedestal" for which patents have issued as well as additional features for which patent applications are pending in the United States. The enhanced pocket strength feature improves the vertical crush resistance of the pockets in the carrier tape by corrugating the vertical sidewalls of the pockets. The high strength ring pedestal feature improves the lateral crush resistance of the pockets in the carrier tape by means of a trapezoidal shaped pedestal and a ring at the bottom of the pocket. An anti-reflective wall feature enables our customers to more effectively utilize their automated optical inspection equipment to inspect the semiconductor or electronic components placed in the carrier tape that we manufacture. By placing a chamfered corner in the wall of the carrier tape pocket, we reduce the amount of reflection which could interfere with the workings of the automated optical inspection equipment. Research and development expenditures were $546,000, $551,000 and $538,000 for Fiscal Year 2000, Fiscal Year 1999 and Fiscal Year 1998, respectively.

 Recycling Programs

  We conduct our collection operations through our subsidiaries and independent contractors doing business using the trade name "SemiCycle." We recycle trays and reels collected from end users at approximately 330 locations in Asia and Europe. During Fiscal 1999, we purchased $2.0 million of used trays and reels collected in the United States by The SemiCycle Foundation, a Texas non-profit corporation. We have discontinued our relationship with The SemiCycle Foundation, as of August 6, 1999, because we have substantial inventories, and believe that we can obtain recycled units from sources in Europe and Asia at a lower cost. For more information, see "Interest of Management in Certain Transactions." Tube products and carrier tape products are generally not recycled. Currently, we collect approximately
1.4 million trays on average, each month for recycling. We also purchase products to recycle from independent dealers.

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

  Some jurisdictions in which our packaging products are sold or used have adopted or proposed laws and regulations with a view to promote, among other things, the recycling of packaging materials. In addition, the ISO has incorporated environmental considerations in formulating its new ISO 14000 quality standards. We believe that our recycling programs provide our customers with opportunities to select the packaging products that best meet their requirements in terms of cost and environmental preferences. We believe that our recycling programs help our customers comply with environmental regulations and meet ISO standards with respect to environmental issues in several ways. First, we provide a recycling alternative to the traditional disposal methods of landfill and incineration. Second, our offerings of recycled products assist our customers in complying with or meeting "recycle-content" and "green product" regulations, standards or goals. In addition, our homogeneous carrier tape may be more easily recycled than the laminated carrier tape supplied by most of our competitors.

Customers

  We averaged approximately 260 customers per month in Fiscal 2000, including semiconductor and component companies as well as subcontract assembly and test companies. We also sold products to manufacturers of connectors, sockets, resistors and capacitors and other types of electronic components. In Fiscal 2000, our top customers were QPL Holdings, Philips, Texas Instruments, Motorola, ASE, ST Assembly Test Services Ltd., ST Microelectronics, LSI, Amkor-Anam and Conexant. QPL Holdings, Texas Instruments, Philips, and Motorola were the only customers which individually accounted for more than 5% of the our net sales in Fiscal 2000. In the aggregate, the top ten customers accounted for 51.2% of our net sales in Fiscal 2000. We have received awards from customers such as Texas Instruments, Motorola, and Philips in recognition of the quality of our products and services.

  A significant portion of our net sales have historically been and are expected to continue to be derived from companies in the QPL Holdings. Companies in the QPL Holdings together accounted for approximately 8.2% of our net sales in Fiscal 2000. The bulk of this business came from ASAT Limited, which we believe has historically ordered a significant portion of its needs for packaging products from us. In October 1999 a contract was signed by the QPL Holdings with a group of financial institutions to dispose of a 50% interest in ASAT Limited, removing it from the exclusive control of QPL Holdings. Over time, this might result in ASAT Limited fulfilling less of its needs with orders from us. EEMS Italia S.p.A. ("EEMS"), a memory IC assembly and test company, acted as our sales agent in Europe since 1995. This relationship was terminated in December 1998. For more information, see the discussion under the headings "--Risk Factors--Relationship with Principal Shareholder and Potential Conflicts of Interest."

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

Sales and Marketing

  We maintain five sales offices: Hong Kong; Singapore; Penang, Malaysia; Fremont, California, U.S.A.; and Austin, Texas, U.S.A. where we make direct sales to customers. We also maintain three representative offices in Shenzhen and Shanghai, China and Rome, Italy that provide customers with technical information. In addition, we sell our products through five sales agents located in Japan (three); Seoul, South Korea; and Taipei, Taiwan.

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

                                                            Year Ended March
                                                                   31
                                                            -------------------
                                                            1998   1999   2000
                                                            -----  -----  -----
   North Asia..............................................  53.8%  54.9%  53.5%
   South Asia..............................................  21.3   24.3   21.2
   North America...........................................  22.1   17.0   19.0
   Europe..................................................   2.8    3.8    6.3
                                                            -----  -----  -----
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

     Asia                            North America                        Europe
     ----                            -------------                        ------
     Japan (three)                Fremont, California                 Rome, Italy
     Penang, Malaysia                                                 Dublin, Ireland
     Shenzhen, China                                                  Malta
     Shanghai, China
     Tianjin, China
     Hong Kong
     Keelung, Taiwan
     Kaohsiung, Taiwan
     Taipei, Taiwan
     Bangkok, Thailand
     Manila, Philippines
     Singapore
     Seoul, South Korea

  We also offer drop shipment services for our products, which provide for the shipment of our products directly to end-users designated by our customers. Because drop shipment prohibits our customers from inspecting our products before their receipt by the end user, the quality of our products is an important consideration for our customers.

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

Raw Materials

  We generally can purchase the raw materials we use in the production of trays and reels from a variety of sources worldwide that charge similar prices. We purchase tray raw materials principally from two suppliers located in the United States and Malaysia. We purchase PVC resin, the principal raw material for tubes, and certain additives used in the production of tubes principally from three suppliers located in Singapore, Japan and Germany. We purchase the polystyrene tape and polycarbonate tape used in our carrier tape production process, as well as cover tape, from suppliers located in Japan, Australia and the United States.

  We generally purchase the various raw materials used in our production processes one and a half months before the materials are delivered to us. We try to maintain in Shenzhen, China inventories of raw materials for approximately two to three months of estimated production requirements. For more information, see the discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." Recycled trays that we or our agents collect are initially accounted for as part of our inventory of raw materials. Following sorting and processing, recycled trays are subsequently accounted for as part of our inventory of finished products.

Quality Assurance and Process Control

  We maintain a quality assurance and process control department. We perform quality assurance and statistical process control procedures at each major stage of production, including the inspection of raw materials, statistical process control at the injection molding (for trays and reels) and extrusion (for tubes and carrier tapes) stages of production and the inspection and testing of finished products. We also conduct "qualification" procedures for our raw material suppliers. We believe that, in addition to our quality assurance and process control department, our in-house design and tooling facilities and compounding capabilities have enabled us to control the quality of our products and that such integrated quality assurance system enables us to ensure end-product integrity and maximize customer value.

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

  Before making high volume purchases from us, prospective customers generally require our production facilities to undergo a one- to two-month "qualification" process. These qualification processes often include on-site certification of our production facilities by members of a customer's engineering and quality control staff. Our production facilities in Shenzhen, China have been qualified by customers including Intel, Texas Instruments, Motorola, Agilent, Philips and others.

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

Employees

  As of March 31, 2000, we had 166 employees at our offices located in Asia, North America and Europe. Our employees are not covered by any collective bargaining agreements.

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

  On April 23, 1999 we issued to our employees options to purchase an aggregate of 382,836 shares of our common stock at a purchase price of $3 21/32 all of which has vested and is exercisable. Additionally, on April 22, 1999, we issued options to Mr. Calvin Reed, in connection with his appointment as our President and Chief Executive Officer. Specifically, we issued Mr. Reed options to purchase 150,000 shares of our common stock at a purchase price of $3 21/32 per share, 150,000 shares of our common stock at a purchase price of $7 per share and 100,000 shares at a purchase price of $10 per share. These options, except for options to purchase 100,000 shares of our common stock at a purchase price of $3 21/32, were not issued pursuant to either the 1997 or the 1998 Share Option Plan. On May 5, 1999, in connection with their appointment as directors, we issued to Jack Menache and Doug Broyles options to purchase 10,000 shares of our common stock at a purchase price of $3 7/8 per share under our 1998 Share Option Plan. Since this grant we have accelerated the vesting of these options so that as of the date of this Annual Report they have vested. On July 28, 1999, in connection with his appointment as our Vice President of Administration, Secretary and General Counsel, we issued to Jack Menache options to purchase 100,000 shares of our common stock at a purchase price of $5 7/8 per share under our 1997 Share Option Plan. Also on July 28, 1999, in connection with his appointment as a director, we issued to William Snyder options to purchase 10,000 shares of our common stock at a purchase price of $5 7/8 per share under our 1998 Share Option Plan. On Oct 28, 1999, in connection with his appointment as our Vice President of Engineering and Chief Technology Officer, we issued to John Pylant options to purchase 100,000 shares of our common stock at a purchase price of $7 9/32 per share under our 1997 Share Option Plan. The options so issued, have a term of ten years, and vest in equal quarterly increments over three years; provided, however, that no portion of such option shall be exercisable to any extent for a period of 18 months from the date of award.

  On Nov 3, 1999 we issued to each of Doug Broyles and William Snyder options to purchase 12,000 shares of our common stock at a purchase price of $10 5/8 under our 1998 Share Option Plan as chair persons of respectively our compensation and audit committees. Such options are vested and exercisable immediately and have a term of ten years from the date of grant.

  On Nov 26, 1999 we issued to our employees options to purchase an aggregate of 439,624 and 17,000 shares of our common stock at a purchase price of $8 15/16 under our 1998 and 1997 Share Option Plans respectively. The options shall vest in 12 equal quarterly installments commencing March 1, 2000 and shall terminate on December 31, 2003.

  Also on January 18, 2000, we issued options to three members of our staff to purchase a aggregate of 128,400 shares of our common stock at a purchase price of $10 5/16 per share under our 1998 Share Option Plan. All options shall vest in 12 equal quarterly installments commencing April 15, 2000 and shall terminate on April 30, 2004; however, 125,000 of those stock options are subject to grantee's service for two years primarily at the company's factory in Shenzhen.

  For more information, see the discussion in the Section "Options to Purchase Securities from Registrant or Subsidiaries."

  Our existing production facilities in Shenzhen, China are operated by an unaffiliated PRC company pursuant to a processing agreement initially entered into in May 1987 and subsequently amended and renewed in May 1994 and December 1996. We entered into the processing agreement with the PRC company which was formed by the Shenzhen Municipal Longgang District Foreign Economic Service Company, a company controlled by the local government of the Longgang District of Shenzhen. The current term of the processing agreement expires on May 28, 2016. Under the processing agreement, the PRC company has agreed to provide the personnel for the operation of our facilities in Shenzhen, China and renders assistance in dealing with all matters relating to the import and export of raw materials and our products. Such personnel are not our employees. We agree to pay each worker no less than a fixed sum each month, which is revised every two years, in addition to an annual fee to the PRC company (which has been waived for the current term of the agreement) based on the quantity of products manufactured each year. In October 1995, we entered into a similar processing agreement with a different PRC company, also unaffiliated with us, which has a term of fifty years, for the operation of our additional production facilities being constructed in Shenzhen, China. As of March 31, 2000, the personnel at our production facilities in Shenzhen, China numbered approximately 1,997, including personnel in production and quality assurance and process control, warehousing and inventory control, tooling and molding, engineering and product development, and purchasing, financing and other support functions.

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

Risk Factors

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

 Dependence on Significant Customers

  In the aggregate, our top ten customers accounted for 53.5%, 50.5% and 51.2% of our net sales in Fiscal 1998, Fiscal 1999 and Fiscal 2000 respectively. Our ability to maintain close, mutually beneficial relationships with our leading customers is important to the ongoing growth and profitability of our business. Although our sales to specific customers have varied from year to year, our results of operations have been dependent on a number of significant customers and the conditions of their respective industries. All of our customers operate in the global semiconductor and electronics industries which historically have been highly cyclical. As a result of the concentration of our customer base, the loss or cancellation of business from, or significant changes in scheduled deliveries or decreases in the prices of products or services provided to, any of these customers could materially and adversely affect our results of operations and financial condition. Our sales are made pursuant to purchase orders, and therefore, we generally have no agreements with or commitments from our customers for the purchase of products. Although customers typically provide us with forecasts of their requirements, such forecasts are not binding. We cannot assure that our customers will maintain or increase their sales volumes or orders for our products or that we will be able to maintain or add to our existing customer base.

  One of our largest customers, ASAT Limited was a subsidiary of QPL Holdings and was indirectly controlled by our majority shareholder. In October, 1999 a contract was signed with a group of financial institutions to dispose of a 50% interest in ASAT Limited, removing it from the exclusive control of QPL Holdings, and therefore from the control of our majority shareholder. Over time, this may result in ASAT Limited fulfilling less of its needs with orders from us.

 Concentration of Operations in the PRC and Considerations Relating to Hong
Kong

  As of March 31, 2000, substantially all of our fixed assets and inventories were located in Shenzhen, China. Our main production facilities are located in Shenzhen, China and are operated by an unaffiliated PRC company under a processing agreement, pursuant to which such company provides all of the personnel for the operation of our facilities and renders assistance in dealing with matters relating to the import of raw materials and the export of our products. Our additional production facilities will be operated under similar arrangements. Our existing production facilities in Shenzhen, China are, and our additional facilities in Shenzhen, China will, if we elect to complete them, be located on land leased from the PRC government by one of our wholly-owned subsidiaries under land use certificates and agreements with terms of fifty years. Our assets and facilities located in the PRC and the PRC company's operation of such facilities are subject to the laws and regulations of the PRC and our results of operations in the PRC are subject to the economic and political situation in the PRC.

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

  Owing to recently introduced customs rules in the PRC, it is possible that we may be subject to classification by the Chinese customs authorities in a manner that would require us to supply a substantial bond against customs duties that we would have to pay if we were importing material for ultimate sale in the PRC, and may be subject to significantly higher administrative importation costs generally. Being subjected to these measures could materially and adversely affect our ability to manufacture products at a competitive price and our results from operations.

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

  We maintain a sales office and a warehouse in Hong Kong. Additionally, our general invoicing and accounting functions are centralized at our offices in Hong Kong. On July 1, 1997, sovereignty over Hong Kong reverted from the United Kingdom to the PRC, and Hong Kong has become a Special Administrative Region ("SAR") of the PRC. The Joint Declaration signed by the PRC government and the government of the United Kingdom on December 19, 1984 (the "Joint Declaration") provides that the basic policies of the PRC regarding Hong Kong will be stipulated in the basic law of Hong Kong which was enacted by the National People's Congress of the PRC on April 4, 1990 (the "Basic Law"). Although the Basic Law provides that Hong Kong will have a high degree of legislative, judicial and economic autonomy, we cannot assure that the general economic position of Hong Kong, and our results of operations and financial condition, will not be materially and adversely affected as a consequence of the exercise of PRC sovereignty over Hong Kong.

 We Were Named In a Class Action Lawsuit

  We were sued by a purported class of persons who were initial purchasers of the TrENDS. On June 5, 2000, the Company was dismissed from the action with prejudice. However, the Company and other parties have entered into certain indemnification agreements pertaining to the action. For information concerning the lawsuit, see Item 3, "Legal Proceedings."

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

  Economic developments in the Asia Pacific Region have had a material adverse effect on the Asia Pacific Region's business and on consumer demand for products that use semiconductor and electronics devices. That demand generally rises as the overall level of economic activity increases and falls as such activity decreases. In addition, currency devaluations in the Asia Pacific Region could result in accelerated price erosion of semiconductor and electronic products as products manufactured in countries whose currencies have devalued significantly against the US dollar become less expensive in US dollar terms. Any adverse effect on the global semiconductor and electronics industries as a result of slower demand for products in the Asia Pacific Region or accelerated product price erosion arising from currency devaluations in the Asia Pacific Region could have a material and adverse effect on our financial condition or results of operations, especially if negative business and economic conditions in the Asia Pacific Region do not improve or if these conditions worsen.

 Relationship with Principal Shareholder and Potential Conflicts of Interests

  Mr. T.L. Li, through his ownership of all of the outstanding shares of Luckygold 18A Limited ("Luckygold"), a company incorporated in the British Virgin Islands, beneficially owns, as of March 31, 2000, approximately 57.6% of the outstanding shares of our common stock. Mr. T.L. Li is in a position to substantially influence actions that require shareholder approval, including the timing and payment of dividends and certain other actions we may take, and the election of our Board of Directors. In addition, Mr. T.L. Li serves as director of companies in QPL Holdings. For more information, see the Sections "Directors and Officers of the Registrant" and "Interest of Management in Certain Transactions."

  A significant portion of our net sales historically has been and is expected to continue to be made to companies controlled by Mr. T.L. Li, and companies in QPL Holdings, which together accounted for approximately 16.3%, 8.0% and 8.2% of our net sales in Fiscal 1998, Fiscal 1999 and Fiscal 2000 respectively. Accordingly, any adverse development in the operations, competitive position or customer base of ASAT or companies in QPL Holdings or our relationship with the companies in QPL Holdings could have a material adverse effect on our results of operations and financial condition. For more information see the discussion under the heading "--Customers" and the Section "Interest of Management in Certain Transactions." Mr. T.L. Li may take actions as the controlling shareholder of the companies in QPL Holdings that are not in our best interests or the best interests of our shareholders.

  Both Mr. T.L. Li and the Company were named, among others, as defendants in a law suit, filed on behalf of the purchasers of Trust Enhanced Dividend Securities from Peak TrENDS Trust. On June 5, 2000, the Company was dismissed from the action with prejudice. However, the Company, Mr. T.L. Li, and other parties have entered into certain indemnification agreements pertaining to the action. Although we are not aware of any actual conflict of interest between Mr. T.L. Li and the Company, we cannot assure that such a conflict will not develop over the course of the lawsuit. For more information, see the Section "Legal Proceedings."

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

ITEM 2. DESCRIPTION OF PROPERTY

  Our principal executive offices are located at 44091 Nobel Drive, P.O. Box 1767, Fremont, CA 94538 and our main telephone number is (510) 449-0100.

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

  We maintain a tooling shop on the premises of our production facilities in Shenzhen, China that we use to make the molds we need for production, dies and tooling for sale, and spare parts for equipment used in our production process. Our in-house tooling machinery and equipment includes computer numeric control ("CNC") electronic discharge machines ("EDMs"), CNC wire cut machines, milling machines and miscellaneous lathes, planers, surface grinders and drill presses. As of March 31, 2000, the tooling shop, with a total floor space of approximately 24,000 square feet, employed 130 tool makers.

  Our existing facilities in Shenzhen, China are, and our additional facilities in Shenzhen, China, if completed, will be operated pursuant to processing agreements with unaffiliated PRC companies. Such facilities are, or will be, located on land which is leased from the PRC government by our wholly-owned subsidiary, Warden Development Ltd. ("Warden") under land use certificates and agreements with terms of fifty years. The buildings comprising the facilities are, or will be, owned by Warden. The land and the buildings are, or will be, in turn leased by Peak (HK) from Warden under a two-year lease which commenced April 1995 and was automatically renewed in April 1999 for another two years on the same terms. Peak (HK) owns the machinery and equipment in our Shenzhen facilities. Under current PRC law, all land belongs to the government, and individuals and enterprises may only lease land from the government.

ITEM 3. LEGAL PROCEEDINGS

  On June 29, 1999, plaintiff Dorchester Investors commenced a purported securities class action suit in the United States District Court for the Southern District of New York on behalf of all initial TrENDS purchasers against the Company, the Peak Trends Trust ("the Trust"), Mr. T.L. Li, Mr. Jerry Mo, Luckygold 18A Limited ("Luckygold") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The complaint seeks compensatory damages from all defendants pursuant to the federal securities laws, based on alleged misrepresentations and omissions of material fact in various documents filed with the Securities Exchange Commission in connection with the offering for sale to the public of shares in the Trust. On January 27, 2000, plaintiff filed an amended complaint. On March 20, 2000, all defendants moved to dismiss the amended complaint. While those motions were pending, plaintiff and defendants stipulated to the dismissal with prejudice from the action of the Company and Mr. Mo. Pursuant to the stipulation, the court dismissed the Company and Mr. Mo from the action with prejudice on June 5, 2000. The motions to dismiss of the remaining defendants have been fully submitted to the court and are awaiting decision. Additionally, the Company, Mr. Li and Luckygold entered into certain indemnification agreements with the Trust and DLJ in connection with the TrENDS offering. Certain of these indemnification agreements may require that under certain circumstances the Company, Luckygold and/or Mr. Li indemnify the Trust and/or DLJ from certain liabilities that the Trust and/or DLJ may incur to plaintiff or to the purported plaintiff class. Mr. T.L. Li and Luckygold have, in turn, provided a deed of indemnity to the Company pursuant to which Mr. Li and Luckygold have agreed to indemnify the Company from liabilities related to the TrENDS offering. We cannot predict the outcome of this action against the remaining defendants. However, a judgment against one of the remaining defendants (to the extent that the Company is required to indemnify the defendant and insurance proceeds are not applicable to satisfy such a judgment) could have a material and adverse effect on the Company's results of operations. Further, even if the remaining defendants prevail in this litigation, the Company may be required to pay some or all of their legal expenses pursuant to its various indemnification obligations, and this may also have a material and adverse effect on the Company's results of operations.

  On or about July 2, 1999, the Company received an Amended and Restated Demand for Arbitration filed on behalf of the Company's former Chief Executive Officer, Richard Brook. Mr Brook sought payment of US$32,400 per month or a lump sum payment of US$1,036,800 pursuant to his employment agreement with the Company, which was terminated on or about December 1, 1998. Mr. Brook also asserted various tort claims for damages against the Company. The Company opposed Mr. Brook's claim and asserted counterclaims against Mr. Brook for breach of contract, libel and breach of fiduciary duty. Mr. Brook's claims against the Company were tried before an arbitrator in June 2000. On August 4, 2000 a decision was rendered in the arbitration. The arbitrator denied the bulk of Mr. Brook's breach of contract claim, finding that the Company was justified in terminating him for cause. However, the abritrator found that Mr. Brook's termination for cause was not effective until May 1999 and that Mr. Brook was entitled to certain additional compensation of approximately $70,000. The arbitrator denied all of Mr. Brook's tort claims. On Peak's breach of contract counterclaim, the arbitrator found Mr. Brook liable for over $400,000 in actual damages and $100,000 in exemplary damages. The award of exemplary damages was based on a finding that Brook acted with malice toward Peak. The arbitrator denied Peak's defamation claim and did not specifically address Peak's breach of fiduciary duty claim, which had previously been bifurcated. The arbitrator then awarded certain attorney's fees to each party. The net result of the arbitration was a judgment in the amount of approximately $520,000 in favor of Peak and against Mr. Brook.

ITEM 4. CONTROL OF REGISTRANT

  The following table sets forth certain information with respect to the beneficial ownership of the Shares as of August 4, 2000, for (i) each person known by the Company to beneficially own more than 5% of the Shares, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers for the financial year ended March 31, 2000, and (v) all current directors and executive officers as a group. Amounts appearing in the table below include all Shares outstanding as of August 4, 2000 and all Shares issuable upon the exercise of options or warrants within 60 days of August 4, 2000. Unless otherwise noted, the address of each of the Shareholders named below is the Company's principal executive office.

                            PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Shares as of August 4, 2000, for (i) each person known by the Company to beneficially own more than 5% of the Shares, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers for the financial year ended March 31, 2000, and (v) all current directors and executive officers as a group. Amounts appearing in the table below include all Shares outstanding as of August 4, 2000 and all Shares issuable upon the exercise of options or warrants within 60 days of August 4, 2000. Unless otherwise noted, the address of each of the Shareholders named below is the Company's principal executive office.

                                           Number of                Percentage
Name of Beneficial Owner                    Shares                   of Class
------------------------                   ---------                ----------
Luckygold 18A Ltd.(/1/)................... 7,888,038(/2/)(/3/)(/4/)   55.28%
Fidelity Management & Research ........... 1,750,000                  12.26%
Wellington Management Company LLP......... 1,211,000                   8.48%
L-R Managers.............................. 1,205,000                   8.44%
Rockefeller & Company..................... 1,043,000                   7.31%
Mr. T.L. Li (/1/).........................         0                      0%
Mr. Douglas Broyles.......................         0                      0%
Ms. Christine Russell.....................         0                      0%
Mr. William Snyder........................         0                      0%
Mr. Calvin Reed...........................   186,464                   1.31%
Mr. Jerry Mo..............................   246,985                   1.73%
Mr. Jack Menache..........................    50,587                   0.35%
Mr. Larry Worth...........................     5,276                   0.04%
Mr. Bill Sweetman.........................    17,212                   0.12%
All directors and executive officers as a
 group (9 persons)........................ 8,394,562                  58.83%

--------
(1) Mr. T.L. Li is the sole Shareholder of Luckygold.

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

(3) Includes Shares held by Mr. T.L. Li through Luckygold. On December 18, 1998, Mr. Richard Brook, our former CEO, filed a complaint against Mr. Li and Luckygold in the District Court of Travis County, Texas, No. 9814103, asserting breach of contract against Mr. Li and seeking a constructive trust over 692,536 Shares held by Luckygold. The Company is not named as a party to this action and we do not believe that this complaint will have any material effect on the Company or its operations.

(4) On May 15, 2001, the Peak TrENDS Trust will dissolve, and, subject to a cash settlement provision, the 5,300,000 Shares pledged to the Peak TrENDS Trust will be distributed to the holders of the Trust's securities. We expect that as a result, Luckygold will no longer hold a sole majority interest in our Shares.

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

                                                                Price Range of
                                                                 Common Stock
                                                               ----------------
                                                                 High     Low
                                                               -------- -------
Year Ending March 31, 1999:
1st Quarter................................................... $25 5/16 $9
2nd Quarter...................................................  14 7/16  6 1/4
3rd Quarter...................................................  12 3/8   7
4th Quarter...................................................  11       2 1/16
Year Ending March 31, 2000:
1st Quarter................................................... $ 8      $1 7/8
2nd Quarter...................................................   8 7/25  5 1/2
3rd Quarter...................................................  13 5/8   6 5/8
4th Quarter...................................................  14 5/8   9 8/16

  On July 31, 2000, the reported last sale price of the shares on Nasdaq was $7.125 per share. As of July 31, 2000, there were 8 holders of record of the shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  We have been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the free transferability of shares of our common stock has been obtained.

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

U.S. Federal Income Taxation

 U.S. Holders

  The following summary describes the material U.S federal income tax considerations as of the date hereof for beneficial owners of shares of our Common Stock, that hold those shares as a capital asset, and that are "U.S. persons" under the Internal Revenue Code of 1986, as amended (the "Code"). Under the Internal Revenue Code, you are a "U.S. person" if you are:

  .  a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust (x) which is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

  . Except where noted, this summary does not deal with special situations, such as those of:

    .  dealers in securities or currencies;

    . traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

    .  persons liable for the alternative minimum tax;

    .  financial institutions;

    .  tax-exempt entities;

    .  insurance companies;

    . persons holding shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

    .  persons owning 10% or more of the voting stock of the Company; or

    .  persons whose "functional currency" is not the U.S. dollar.

  Furthermore, the discussion below is based on the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor. You should consult your own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of our shares in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

 Taxation of Dividends

  The gross amount of dividends (other than certain dividends of shares or rights to subscribe for shares) paid to you will be treated as dividend income to you, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in your gross income as ordinary income on the day you receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

  For purposes of calculating the foreign tax credit, dividends paid on our shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain

U.S. Holders, "financial services income", which are treated separately from other types of income in computing the foreign tax credit allowable to U.S. persons under U.S. federal income tax laws. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. It is possible that distributions of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders may be made in a manner that would not be subject to U.S. federal income tax.

 Taxation of Capital Gains

  For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of your shares in an amount equal to the difference between the amount realized for the shares and your basis in the shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

 Foreign Personal Holding Company

  A foreign corporation will be classified as a foreign personal holding company if (i) at any time during the corporation's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock (by either voting power or value) (the "shareholder test") and (ii) the corporation receives at least 60% of its gross income (reduced to at least 50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources (the "income test"). Because we are a holding company and our only source of income is expected to be our share of the dividends or deemed dividends, if any, paid by Peak (HK) and other of our subsidiaries, we would meet the income test in any taxable year in which such dividends and other passive income exceeded 60% of our gross income (which would be the case in any taxable year in which our only income was dividend income.) Although we do not believe that our non-United States subsidiaries currently meet the income test, there can be no assurance in this regard. We believe that the shareholder test is not currently met by us or any of our non-United States subsidiaries. However, due to a number of factors (including the foreign personal holding company stock attribution rules, possible change in residence by current shareholders, and possible acquisition of shares by purchase, gift or bequest by individuals related to or partners of current shareholders) there can be no assurance that we or one of our non-United States subsidiaries do not currently meet (or will not meet in the future) the shareholder test. In this regard, it should be noted that Mr. T.L. Li is treated as owning, as of March 31, 2000, 57.6% of our outstanding shares for purposes of the FPHC rules. If Mr. Li or his spouse were to become a U.S. citizen or resident, shares owned by Mr. Li would be taken into account in determining whether we met the shareholder test. Moreover, if any other member of Mr. Li's family, or any individual partner of any partnership of which Mr. Li is a partner, owned or were to own one or more shares and such family member or partner were or were to become a U.S. citizen or resident, shares considered owned by Mr. Li would be considered owned by such family member or partner in determining whether we met the shareholder test. We can give no assurance that we will have timely knowledge of whether the shareholder test is met, and we do not intend to assess whether the shareholder test is met in any taxable year. We do not assume any obligation to make timely disclosure with respect to our or our non-United States subsidiaries' foreign personal holding company status.

  If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, U.S. persons (including certain indirect holders) would be required to include in income, as a dividend, their pro rata share of our or our relevant non-United States subsidiary's undistributed foreign personal holding company income if they were holders on the last day of our taxable year or the taxable year of the relevant non-United States subsidiary (or if earlier, the last day on which the shareholder test is met). In addition, if we or one or our non-United States subsidiaries became a foreign personal holding company, U.S. persons who acquire their shares from decedents would not receive a "stepped-up" basis in such shares. Instead, such U.S. person would have a tax basis equal to the lower of fair market value or the decedent's basis. You should consult your own tax advisors concerning the U.S. federal income tax consequences of holding our shares if we or one of our non-United States subsidiaries are considered a foreign personal holding company in any taxable year.

 Information Reporting and Backup Withholding

  In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange, or redemption of the shares paid to you within the United States (and in certain cases, outside of the United States) unless you are one of certain exempt recipients (such as corporations), and a 31 percent backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability.

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

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated income statement data for the years ended March 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data as of March 31, 1999 and 2000 set forth below are derived from the Company's audited financial statements included elsewhere herein and should be read in conjunction with, and are qualified in their entirety by reference to, such financial statements, including the notes thereto. The selected consolidated income statement data for the years ended March 31, 1996 and 1997 and the selected consolidated balance sheet data as of March 31, 1996, 1997 and 1998 set forth below are derived from the Company's audited financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America.

  The consolidated financial data set forth below have been presented as if the Company, which was incorporated on January 3, 1997, had been in existence for all periods presented and 100% of Peak (HK) and other subsidiaries of the Company had been transferred to the Company and that they had been consolidated for all periods presented. The consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto, included elsewhere herein.

                                           Year Ended March 31,
                          ----------------------------------------------------------
                             1996        1997        1998        1999        2000
                          ----------  ----------  ----------  ----------  ----------
                                    (In thousands, except Share data)
Income Statement Data:
Net sales...............  $   54,944  $   57,594  $   73,705  $   66,235  $   83,529
Cost of goods sold......     (33,931)    (32,676)    (41,048)    (39,487)    (54,441)
                          ----------  ----------  ----------  ----------  ----------
Gross profit............      21,013      24,918      32,657      26,748      29,088
Operating expenses:
  General and
   administrative and
   research and
   development..........      (5,385)     (4,730)     (6,194)     (7,264)    (11,761)
  Selling and
   marketing............      (3,294)     (4,198)     (5,487)     (5,801)     (8,379)
  Special Charge........         --          --          --       (2,000)        862
  Asset impairment......         --          --          --       (9,000)        --
                          ----------  ----------  ----------  ----------  ----------
Income from operations..      12,334      15,990      20,976       2,683       9,810
Other income............       1,133          83         926         812         273
Net interest (expense)
 income.................        (750)     (1,320)        517         680         534
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................      12,717      14,753      22,419       4,175      10,617
Provision for income
 taxes..................      (1,227)     (1,236)     (1,825)     (1,338)       (970)
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $   11,490  $   13,517  $   20,594  $    2,837  $    9,647
                          ==========  ==========  ==========  ==========  ==========
Dividends paid..........  $    9,719  $    1,294  $      --   $      --   $      --
Earnings per Share:
  Basic.................  $     1.10  $     1.29  $     1.61  $     0.21  $     0.71
                          ==========  ==========  ==========  ==========  ==========
  Diluted...............  $     1.10  $     1.29  $     1.59  $     0.21  $     0.68
                          ==========  ==========  ==========  ==========  ==========
Shares outstanding:
  Basic(1)..............  10,461,538  10,461,538  12,804,004  13,503,584  13,590,472
  Diluted...............  10,461,538  10,461,538  12,972,060  13,550,188  14,113,979

                                                 Year Ended March 31,
                                       ----------------------------------------
                                        1996    1997    1998    1999     2000
                                       ------- ------- ------- ------- --------
                                          (In thousands, except Share data)
Balance Sheet Data:
Cash and cash equivalents............. $   924 $ 1,814 $19,214 $10,598 $ 18,667
Total assets..........................  38,423  53,795  89,540  93,653  104,808
Short-term debt(2)....................  19,156  21,170      89     --       --
Long-term debt........................     --      --      --      --       --
Shareholders' equity..................  13,960  26,272  77,582  80,970   91,027

--------
(1) Shares outstanding for each of Fiscal 1996 and Fiscal 1997 presented is based on 10,461,538 Shares outstanding prior to the Company's initial public offering in June 1997, after giving effect to the Restructuring (see Note 1 to the financial statements). Shares outstanding in Fiscal 1998, Fiscal 1999 and Fiscal 2000 is based on the weighted average number of Shares and common stock equivalents outstanding during such period.

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

 General

  We produce matrix trays, shipping tubes, reels and carrier tape for the storage, transportation and automatic handling of semiconductor devices and other electronic components. We also produce leadframe boxes and interleaves used in the storage and transportation of leadframes. In addition, we sell recycled matrix trays collected under the trade name "SemiCycle." In Fiscal 2000, we made all of our sales to customers located in Asia, North America and Europe. For more information see the section "Description of Business" under the heading "Sales and Marketing."

  Our consolidated net sales increased by 26.1% to $83.5 million in Fiscal 2000 compared to $66.2 million in Fiscal 1999, and our consolidated net income increased by 240.0% to $9.6 million in Fiscal 2000, compared to $2.8 million in Fiscal 1999. During the last three years, our consolidated net sales decreased from 73.7 million in Fiscal 1998 to $66.2 million in Fiscal 1999 and then increased to $83.5 million in Fiscal 2000. Our consolidated net income decreased from $20.6 million in Fiscal 1998 to $2.8 million in Fiscal 1999 and then increased to $9.6 million in Fiscal 2000. In Fiscal 2000, our margin dropped to 34.8% from 40.4% in Fiscal 1999. The drop in performance in Fiscal 1999 was attributed to the down turn of the semiconductor industry in the first half of that fiscal year, the provisions of a $2 million special charge in December 1998 in relation to the termination of the employment contract of Mr. Brook, a $9.0 million asset impairment related to the construction of the new plant and a $500,000 special duties charge in relation to the settlement of the missing PVC issue with the PRC customs authorities.

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

                                                       Year Ended March
                                                              31
                                                       ---------------------
                                                       1998    1999    2000
                                                       -----   -----   -----
   Net sales.......................................... 100.0 % 100.0 % 100.0 %
   Cost of goods sold................................. (55.7)  (59.6)  (65.2)
   Operating expenses:
     General and administrative and research &
      development.....................................  (8.4)  (11.0)  (14.1)
     Selling and marketing............................  (7.4)   (8.8)  (10.0)
     Special charge...................................   --     (3.0)    1.0
     Asset impairment.................................   --    (13.6)    --
                                                       -----   -----   -----
   Income from operation..............................  28.5     4.0    11.7
                                                       -----   -----   -----
   Income before income taxes.........................  30.4     6.3    12.7
   Provision for income taxes.........................  (2.5)   (2.0)   (1.2)
                                                       -----   -----   -----
   Net income.........................................  27.9 %   4.3 %  11.5 %
                                                       =====   =====   =====

 Fiscal 2000 Compared to Fiscal 1999

  Net Sales. Net sales increased by 26.1% to $83.5 million in Fiscal 2000 from $66.2 million in Fiscal 1999. Net sales of trays increased by 33.1% over the period reflecting a 38.0% increase in sales volume, slightly offset by a 3.5% drop in average realized sales price. Net sales of carrier tape increased by 30.0% over the period, driven by a 33.6% increase in sales volume, and a 2.7% drop in average realized sales price. Net sales for tubes increased by 5.2% over the year. While sales volume for tubes increased by 12.3%, the average realized sales price of tubes dropped 6.3% over the same period.

  Gross Profit. Gross profit increased by 8.7% to $29.1 million in Fiscal 2000 from $26.7 million in Fiscal 1999. Our gross margin declined to 34.8% in Fiscal 2000 from 40.4% in Fiscal 1999, primarily as a result of a review of slow moving inventory in March 2000 that resulted in a $7.3 million write down. Had there not been this write down, gross profit for the year would have been 43.5%.

  Income from Operations. Operating income increased by 265.6% to $9.8 million in Fiscal 2000 from $2.7 million in Fiscal 1999. Our operating margin improved to 11.7% in Fiscal 2000 from 4.0% in Fiscal 1999, primarily because there were a reversal of special charge and no asset impairment charge in Fiscal 2000.

  General and Administrative Expenses. General and administrative expenses increased by 67.1% to $11.2 million in Fiscal 2000 from $6.7 million in Fiscal 1999, primarily due to an increase in legal and professional charges, and additional costs incurred in connection with the reorganization and relocation of our US operations from Austin, Texas to Fremont, California.

  Selling and Marketing Expenses. Selling and marketing expenses increased by 44.4% to $8.4 million in Fiscal 2000 from $5.8 million in Fiscal 1999, primarily as a result of the expansion of our sales network.

  Special Charge. On August 4, 2000 the matter of Richard Brook vs. Peak International Limited was decided. The arbitrator found that Richard Brook was terminated for good cause for disclosing confidential information in violation of his fiduciary duties to the company and that he acted with malice. The net award in favor of the Company includes $0.1 million in exemplary damages and totals approximately $0.5 million. While the company will not record this award as income until it is certain that the amount is recoverable, the $0.9 million remaining accrual for possible settlement cost of the case on the Company's books as of March 31, 2000 was no longer required and was therefore released back to income as a post balance sheet adjusting event for the year ended March 31, 2000.

  Net Income. Net income increased by 240.0% to $9.6 million in Fiscal 2000 from $2.8 million in Fiscal 1999. This increase primarily reflected the effects of the foregoing factors.

 Fiscal 1999 Compared to Fiscal 1998

  Net Sales. Net sales decreased by 10.1% to $66.2 million in Fiscal 1999 from $73.7 million in Fiscal 1998, primarily as a result of the reduction in volume demand of our tube products and reels, partly offset by the increase in sales volume of trays and carrier tape. Sales in the first half of Fiscal 1999 were $31.1 million compared to $34.0 million in the same period in Fiscal 1998 and were $35.2 million in the second half of Fiscal 1999 compared to $39.7 million in Fiscal 1998. The average sales price of trays decreased primarily reflecting the change in demand from high priced high temperature trays to lower priced low temperature trays. The average sales price of carrier tape also decreased, again reflecting a change in product mix. While the average sales price of tubes was steady compared to Fiscal 1998, the average sales price of reels improved in Fiscal 1999.

  Gross Profit. Gross profit decreased by 18.1% to $26.7 million in Fiscal 1999 from $32.7 million in Fiscal 1998. Cost of goods sold decreased by $1.6 million to $39.5 million in Fiscal 1999 from $41.0 million in Fiscal 1998. Our gross margin declined to 40.4% in Fiscal 1999 from 44.3% in Fiscal 1998, primarily as a result of the drop in margin for trays due to a change in product mix, partly offset by the improvement in margins for carrier tape, reels, and tubes, and also because of a special duties charge in Fiscal 1999 of $500,000 in relation to the settlement of the missing PVC issue with the PRC customs authorities and an increased provision for slow moving inventories of $1.0 million.

  Income from Operations. Operating income decreased by 87.2% to $2.7 million in Fiscal 1999 from $21.0 million in Fiscal 1998. Our operating margin declined to 4.0% in Fiscal 1999 from 28.5% in Fiscal 1998, primarily as a result of the reduction in gross margin, the increase in operating expenses a special charge in Fiscal 1999 of $2 million for the termination of Mr. Brook's contract of employment with us and an asset impairment charge of $9.0 million relating to the new plant.

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

Liquidity and Capital Resources

  We historically met a significant portion of our cash requirements from cash flow from operations and, prior to our initial public offering in June 1997, shareholder loans, generally at no interest, from Mr. T.L. Li, as well as short-term bank loans guaranteed by Mr. T.L. Li. Our primary uses of cash have been to fund capital expenditures related to the expansion of our facilities and operations, dividend payments and working capital requirements. We intend to continue to retain our earnings to finance the development and expansion of our business operations and do not intend to pay dividends for the foreseeable future. Our net cash provided by operating activities was $21.5 million in Fiscal 2000, compared to $20.5 million in Fiscal 1999 and $15.5 million in Fiscal 1998.

  We incurred capital expenditures of $7.8 million, $11.5 million, and $15.7 million for the acquisition of new equipment in our current facility and $7.2 million, 17.6 million, and nil for the construction of an additional facility in Shenzhen, China during Fiscal 2000, Fiscal 1999, and Fiscal 1998 respectively. For more information, see Note 13 of the Notes to our Consolidated Financial Statements. As of March 31, 2000, we had commitments for capital expenditures of $7.0 million. The actual amounts of capital expenditures may vary substantially from those budgeted or estimated for a variety of reasons, including changes in market conditions, unavailability or changes in scheduled delivery of specific equipment, changes in interest rates and other factors. In addition, we plan to continue to expand capacity in future periods from cash on hand, including cash flow from operations and new bank borrowings as required.

  As of March 31, 2000, we had no outstanding indebtedness. Mr. T.L. Li no longer guarantees any of our bank loans or overdrafts, however, neither our ability to obtain bank financing nor our cost of funds has been materially affected. For more information, see Note 9 of Notes to our Consolidated Financial Statements.

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

PVC Resin Price

  PVC resin, the principal raw material used in the manufacture of tubes, together with additives used in the manufacture of tubes accounted for, 17.4%, 14.5% and 9.2% of our total raw material costs in, Fiscal 1998, Fiscal 1999 and Fiscal 2000, respectively. While we believe principally as a result of increased production capacity by suppliers, that a severe shortage in the supply of PVC resin is unlikely to occur in the foreseeable future, there can be no assurance that such shortage will not occur. Any price increases would result in higher costs, which could have a material adverse effect on our results of operations and financial condition. We currently maintain approximately two to three months stock of PVC resin and other raw materials used in our production processes, and increase such stock when we believe prices are favorable. We do not, and do not intend to, enter into future contracts or use any financial instruments to hedge our exposure to fluctuations in the price of PVC resin or other raw materials used in our production processes.

Currency Exchange Rate Fluctuations

  Our sales are denominated primarily in US Dollars while our costs of goods sold are generally incurred in US Dollars, Hong Kong Dollars and Renminbi, and our operating expenses are generally denominated in Renminbi, Hong Kong Dollars and US Dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been and is expected to continue to be denominated in US Dollars and Japanese Yen. Consequently, a portion of our costs and operating margins may be affected by fluctuations in exchange rates, primarily between the US Dollar and other currencies. Our results of operations and financial condition could be adversely affected by fluctuations in currency exchange rates or the imposition of new or additional currency controls in the jurisdictions in which we operate. Primarily in response to recent developments in the Southeast Asian currency markets, we from time to time engage in derivatives trading activities, such as entering into forward contracts, to hedge our currency exchange exposure. The Company does not utilize market-risk sensitive instruments for speculative purposes. At March 31, 2000, we had no outstanding foreign currency exchange contracts.

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

  Although traditionally, Hong Kong has allowed a company like ours to apportion only 50% of its profits to activities outside Hong Kong (not subject to Hong Kong tax), starting in Fiscal 1996, for tax filing purposes, we have apportioned 80% of our profits to activities outside of Hong Kong. The Hong Kong tax authorities are examining our activities with respect to several factors that they use to ascertain the true geographic nature of a company's activities. Although we believe our apportionment to be justified, we cannot assure that the Hong Kong tax authorities will not insist on a different apportionment that would subject us to payment of back taxes. We have taken a reserve in the financial statements should payment of back taxes be required.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Included in Item 9.

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

  The following table sets forth information with respect to the directors and executive officers of the Company.

 Name                     Age                      Position
 ----                     ---                      --------
 Mr. T.L. Li.............  48 Director, Chairman of the Board

 Mr. Calvin Reed.........  57 Director, President and Chief Executive Officer
                               and Deputy Chairman

 Mr. Jack Menache........  57 Vice President of Administration, Secretary and
                               General Counsel

 Mr. Jerry Mo............  41 Chief Financial Officer and Controller

 Mr. C.Y. Ng.............  42 Vice President, General Manager of PRC Operations
                               of Peak Plastic & Metal Products (International)
                               Limited

 Mr. Danny Tong..........  32 Vice President of Sales & Marketing of Peak
                               Plastic & Metal Products (International) Limited

 Mr. John Pylant.........  65 Vice President of Engineering of Peak
                               International, Inc.

 Mr. Melvern Slates......  60 Vice President of Manufacturing of Peak
                               International, Inc.

 Mr. Larry Worth.........  62 Vice President of Marketing and Operations of
                               Peak International, Inc.

 Mr. Douglas Broyles.....  58 Director

 Ms. Christine Russell...  50 Director

 Mr. William Snyder......  56 Director

  Mr. T.L. Li has served as our Chairman since 1990 and, through his ownership of all of the outstanding shares of Luckygold, controls the majority of our outstanding Shares. From 1990 to August 1998, Mr. Li also served as our Chief Executive Officer. Mr. Li holds a Bachelor of Science degree in chemical engineering from the University of Wisconsin--Madison and has over 20 years of experience in the semiconductor industry. Mr. Li is the major shareholder of, and since 1981 has served as the Chairman of the Board of Directors of, QPL Holdings, a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("The Hong Kong Stock Exchange"). Until May of 1999, Mr. Li also owned 100% of EEMS, a memory IC assembly and test business based in Italy. See "Certain Transactions." Since 1988 Mr. Li has been a director of ASAT Holdings Limited, a Nasdaq company. Mr. Li is the brother-in-law of Mr. Jerry Mo.

  Mr. Calvin Reed has served as our President and Chief Executive Officer and as a member of our Board of Directors since April 1999. Mr. Reed has over thirty years of experience in the electronics and technology sectors. From 1993 to 1998 Mr. Reed served as the Chairman, President, and Chief Executive Officer of Valance Technology, Inc., a Nasdaq company. Mr. Reed was retired prior to joining Peak.

  Mr. Jack Menache has served as our Vice President of Administration, Secretary and General Counsel since July 1999. He served as a member of our Board of Directors from May 1999 until July 1999. Mr. Menache holds an LLB degree from George Washington University Law School, and a Bachelor of Arts degree from the University of the Americas. He is admitted to the Bars of Washington, D.C., and the States of Texas and California. From September 1989 until July 1999, he served as Vice President, General Counsel and Secretary for Integrated Device Technology, Inc., an international manufacturer of semiconductors.

  Mr. Jerry Mo has served as our Chief Financial Officer and Controller since 1996. He holds a Bachelor of Science degree in accounting and data processing from Leeds University in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England and Wales and an associated member of the Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Prior to joining us, Mr. Mo worked as the Financial Controller for the Group Administration Division of Pacific Dunlop Ltd., a major industrial conglomerate in Australia, from 1992 to 1996. Mr. Mo is the brother-in-law of Mr. T.L. Li.

  Mr. C. Y. Ng has served as Vice President, General Manager of PRC Operations of our subsidiary, Peak Plastic & Metal Products (International) Limited, since May of 1999. Mr. Ng holds a Bachelor of Science Degree in Electronics Engineering from the Chinese University of Hong Kong. Mr. Ng is also a senior member of the Society of Manufacturing Engineers. Prior to joining us, Mr. Ng was the PRC plant manager for Honey Technology Ltd. from May 1994 to May 1999.

  Mr. Danny Y.T. Tong has served as Vice President of Sales and Marketing of our subsidiary, Peak Plastic & Metal Products (International) Limited, and has been responsible for the Company's sales and operations in Asia and Europe since May 1999 and in North America since May 2000. Before taking this position, he was the Vice President responsible for the Northern Asia sales of the Company from 1995. He holds a Bachelor of Applied Science degree in mechanical engineering from the University of Toronto. Mr. Tong joined the Company in 1991.

  Mr. Melvern Slates has served as Vice President of Manufacturing of our subsidiary, Peak International, Inc. since January 2000. From May 1999 to January 2000 he served as a consultant to our company. Mr. Slates holds an Associate of Science Electrical Engineering degree from the Oregon Institute of Technology and has over thirty years experience in the manufacturing field. He served as the General Manager of Valence Technology in Northern Ireland from March 1994 to August 1998.

  Mr. John Pylant has served as Vice President of Engineering of our subsidiary, Peak International, Inc. since November 1999. Mr. Pylant has over thirty years experience in manufacturing of plastic and machinery parts. Before joining us, he served as the President and Chief Executive Officer of CHS Group Inc., a manufacturer of disk drive hardware in Los Angeles and Taiwan, from 1991 to November 1999.

  Mr. Larry Worth has served as the Vice President of Marketing and Operations of our subsidiary, Peak International, Inc. since April of 1999. Mr. Worth holds a Bachelor of Arts degree in Business and Management from the University of California, Foothill College and the College of San Mateo. Prior to joining us, Mr. Worth was the North America Sales Manager for the Electronic Products Division of Siemens from December of 1998 to April of 1999. Before Siemens, Mr. Worth spent 15 years as the President of Worth Associates, a manufacturers' representative for semiconductor assembly materials and services.

  Mr. Douglas Broyles has served as a member of our Board of Directors since May 1999. He holds patents for image scanning, printing and microprocessor control techniques. He currently serves as President and Chief Executive Officer of Avalon Data, which positions he has held since 1996. Prior to that, he was a partner for ten years with Glenwood Management, a venture capital firm based in Menlo Park, California.

  Ms. Christine Russell has served as a member of our Board of Directors since March 2000. She is a graduate of the University of Santa Clara and has an MBA in Finance. Ms. Russell is the Vice President and Chief Financial Officer of San Mateo, California-based Persistence Software, a company addressing the Internet infrastructure and enterprise application development markets, where she has served since 1997. From 1995 to 1997, Mrs. Russell served as Vice President of Cygnus Solutions of Sunnyvale, CA, an emerging software company.

  Mr. William Snyder has served as a member of our Board of Directors since July 1999. Mr. Snyder served as Chief Financial Officer of Etec Systems, Inc., a multinational capital equipment manufacturer, from August 1997 until March 2000 when Etec was acquired by Applied Materials, Inc. Prior to that, Mr. Snyder served as Chief Financial Officer of Integrated Device Technology, Inc. from 1990 to July of 1997. Mr. Snyder has an M.B.A. from the University of Arizona.

Board Committees

  The Board has two committees: the Compensation and Stock Option Committee and the Audit Committee. The Board of Directors formed the Compensation Committee and the Audit Committee in February 1997. The role of the Compensation Committee is to make recommendations to the Board of Directors relating to salaries and other compensation for the Company's directors, officers and employees and to administer the employee share option and purchase plans. The Committee was subsequently renamed as the Compensation and Stock Option Committee and is composed of directors Douglas Broyles and William Snyder.

  The role of the Audit Committee is to review the results and scope of the annual audit and other services provided by the Company's independent auditors, to review and evaluate the Company's internal audit and control functions, and to monitor transactions between the Company and its directors, officers, employees and other related parties. The members of the Audit Committee are independent directors Douglas Broyles, Christine Russell and William Snyder.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The aggregate amount of compensation, including bonuses, pension, retirement, and similar benefits, paid by the Company during Fiscal 2000 to all directors and executive officers, was approximately $1.3 million. The aggregate amount set aside or accrued by the Company during Fiscal 2000 to provide pension, retirement or similar benefits for directors and executive officers, pursuant to any existing plan provided or contributed to by the Company, was $23,306.

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

  As of July 31, 2000, we have outstanding, under the 1997 Plan, options relating to an aggregate of:

                    Shares related to
                     options held by                 Exercise
   Shares         directors and officers              Price                Expiry Date
   ------         ----------------------             --------             -------------
   164,533                32,792                     $ 12.000              Mar 17, 2007
    26,794                 7,292                     $ 19.375               Mar 8, 2008
   100,000               100,000                     $  5.875             July 27, 2009
   100,000               100,000                     $7.28125              Oct 27, 2009
    17,000                17,000                     $ 8.9375              Dec 31, 2003
   514,000               514,000                     $ 8.0625             June 30, 2004
    20,000                     0                     $ 6.4375              Oct 15, 2004

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

  As of July 31, 2000, we have outstanding, under the 1998 Plan, options relating to an aggregate of:

                    Shares related to
                     options held by                 Exercise
   Shares         directors and officers              Price                Expiry Date
   ------         ----------------------             --------             --------------
    72,131                13,828                     $ 12.250              July 26, 2008
   100,000               100,000                     $3.65625             April 21, 2009
   291,883               260,000                     $3.65625             April 22, 2009
    20,000                20,000                     $  3.875               May 04, 2009
    10,000                10,000                     $  5.875              July 27, 2009
    24,000                24,000                     $ 10.625               Nov 02, 2009
   402,456               108,800                     $ 8.9375               Dec 31, 2003
   125,000               100,000                     $10.3125               Apr 30, 2004
     4,250                     0                     $ 8.8125               Apr 15, 2004

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

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  Mr. T.L. Li, our Chairman of the Board of Directors, through his beneficial ownership of all of the outstanding shares of Luckygold, is our majority shareholder. Mr. Li owns approximately 40% of the outstanding shares of QPL Holdings, a company incorporated under Bermuda law and listed on The Hong Kong Stock Exchange. QPL Holdings is a holding company of a group of semiconductor companies which includes QPL, QPL (U.S.) Inc. (f.k.a Worltek International Limited) and Talent Focus Industries Limited and formerly included ASAT and Newport Wafer-Fab Limited. This group provides a wide range of outsourcing services, including leadframe manufacturing, IC assembly and testing and silicon wafer fabrication. In the leadframe manufacturing area, QPL Holdings manufactures both etched leadframes through QPL as well as stamped leadframes through Talent Focus Industries Limited, both based in Hong Kong. In the IC assembly and test area, QPL Holdings acquired ASAT in Hong Kong in 1989 and ASAT S.A. in France in 1993, and founded ASAT (U.K.) Ltd. in the United Kingdom in 1993. In July 1999, the QPL group sold ASAT (U.K.) Ltd. to its management team and in October 1999, the QPL group sold 50% of ASAT. QPL (U.S.) Inc., a United States subsidiary of QPL Holdings, acts as sales agent for both QPL and ASAT, and provides IC testing services. In the wafer foundry area, QPL Holdings acquired Newport Wafer-Fab Limited in the United Kingdom through a two-step acquisition in 1992 and 1995. The QPL group sold Newport Wafer-Fab Limited to its management team in August 1999. Up until May 30, 1999, Mr. Li also owned 100% of the outstanding shares of EEMS, which acted as our sales agent in Europe until December 1998. Mr. Li has since sold his entire interest in EEMS.

  A significant portion of our product sales has been made to companies controlled by Mr. T.L. Li, which include QPL and other subsidiaries of QPL Holdings and formerly included ASAT. Our product sales to the subsidiaries of QPL Holdings totaled approximately $6.8 million in the year ended March 31, 2000, which represented approximately 8.2% of our net sales. QPL and ASAT are our customers and may, from time to time, engage in transactions with us that are material to our results of operations.

  In the United States, during the year ended March 31, 1999, we purchased used trays and reels collected by The SemiCycle Foundation, a Texas non-profit corporation which is a publicly supported organization exempt from federal income tax, as part of its recycling program. At the same time, we leased office space and provided certain administrative and accounting services to The SemiCycle Foundation and, in the past advanced loans to such foundation to help meet its cash requirements. In August 1999, we terminated our relationship with the SemiCycle Foundation. For more information, see Note 12 to our Consolidated Financial Statements which are included in our Annual Report on Form 20-F.

  Mr. Steve R. Deszo, our former Vice President responsible for United States operations, serves as a director of The SemiCycle Foundation.

  We review related party transactions on an ongoing basis and utilize the Audit Committee to review potential conflicts of interest where appropriate. Our policy is to conduct transactions with our affiliates, including the companies in QPL Holdings, on an arms-length basis.

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

  None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

  The Company is providing Financial Statements pursuant to Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

  See pages F-1 through F-21.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

 (a) Consolidated Financial Statements

  The attached pages F-1 through F-21 are filed as part of this annual report.

                                                                        Annex A

                       Information Not Required by 20-F
                             But Required by 10-K

  As of June 30, 2000, the aggregate market value of Common Stock held by non-affiliates of the registrant was $41,043,961.

  As of June 30, 2000, the number of outstanding shares of the issuer's Common Stock, par value $0.01 per share, was 13,763,059.

SUBMISSION OF MATTERS TO A VOTE OF SECURITYHOLDERS

  None.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Dividends

  The Company has not paid any dividends on its Common Stock over the past two years. The Company does not anticipate paying any dividends in the foreseeable future, and intends to retain all earnings, if any, for general corporate purposes. The declaration and payment of dividends, if any, will be dependent on the Company's results of operation, financial condition, cash requirements and other relevant factors, subject to the discretion of the Board of Directors.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Recent Sales of Unregistered Securities

  On April 22, 1999, the Company issued to Calvin Reed 400,000 options to purchase shares of the Company. The first 150,000 options for the purchase of 150,000 shares were at a per share exercise price equal to $3 21/32. The second 150,000 options for the purchase of 150,000 shares were at a per share exercise price equal to $7.00 per share. The remaining options for the purchase of 100,000 shares were at a per share exercise price equal to $10.00 per share. The options are exercisable until April 21, 2009. The options vest in twelve equal, quarterly installments but in certain circumstances the options will be accelerated. Except in certain limited circumstances, the options are not exercisable for two years.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  None.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Compliance with Section 16(a) of the Securities Exchange Act of 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors, officers and persons who own more than 10 percent of a registered class of a U.S. issuer's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of such securities, and to furnish the company with copies of all such reports they file. As a foreign private issuer, Peak International Limited is not subject to these requirements. Nevertheless, the Company intends to comply with Section 16(a) in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The following Summary Compensation Table sets forth for fiscal 1998, 1999 and 2000 certain information with respect to the compensation of the Company's President and Chief Executive Officer and the three other most highly compensated executive officers who served in such capacities for the financial year ended March 31, 2000.

                          Summary Compensation Table

                                                               Long-Term Compensation Awards
                                                         ------------------------------------------
                               Annual Compensation              Awards         Payouts
                         ------------------------------- --------------------- -------
                                               Other                Securities
                                               Annual    Restricted Underlying  LTIP    All Other
   Name and Principal         Salary  Bonus Compensation   Stock     Options/  Payouts Compensation
        Position         Year   ($)    ($)      ($)      Awards ($)  SARs (#)    ($)       ($)
   ------------------    ---- ------- ----- ------------ ---------- ---------- ------- ------------
Calvin Reed............. 2000 373,308   --       --          --         --        --          --
 President, CEO          1999      --   --       --          --         --        --          --
                         1998      --   --       --          --         --        --          --

Jerry Mo................ 2000 305,797   --       --          --         --        --      13,098*
 CFO, Controller         1999 305,694   --       --          --         --        --      12,128*
                         1998 274,986   --       --          --         --        --      11,657*

Jack Menache............ 2000 172,571   --       --          --         --        --          --
 VP of Administration    1999      --   --       --          --         --        --          --
 Secretary, General      1998      --   --       --          --         --        --          --
 Counsel

Larry Worth............. 2000 200,000   --       --          --         --        --          --
 VP of Sales for         1999  53,769   --       --          --         --        --          --
 North America           1998      --   --       --          --         --        --          --

--------
 * This represents the Company's contribution to the employee benefit plan of Jerry Mo who is based in Hong Kong. For more details, please refer to Note 10 to the Consolidated Financial Statements on Page F-14.

Stock Options

  Stock options were granted in the financial year ended March 31, 2000 to the following executive officers named on the Summary Compensation Table:

                    Option/SAR Grants In Last Financial Year

                                                                  Potential Realizable Value at
                          Number of   Percent of Total            Assumed Annual Rates of Share
                          Securities    Option/SARs               Price Appreciation for Option
                          Underlying     Granted to                            Term
                         Options/SARs   Employees in   Exercise  --------------------------------
                           Granted    Year Ended March   Price   Expiration 0%    5%       10%
          Name               (#)          31, 2000     ($/Share)    Date    ($)   ($)      ($)
          ----           ------------ ---------------- --------- ---------- --- ------- ---------
Calvin Reed.............   150,000          9.25%       3.65625  04/21/2009   0 344,909   874,068
 President, CEO            150,000          9.25%             7  04/21/2009   0       0         0
                           100,000          6.17%            10  04/21/2009   0       0         0
                            42,500          2.62%        8.9375  12/31/2003   0 238,882   605,373

Jerry Mo................   200,000         12.33%       3.65625   4/22/2009   0 459,879 1,165,424
 CFO, Controller            17,000          1.05%        8.9375  12/31/2003   0  95,553   242,149

Jack Menache............    10,000          0.62%         3.875  05/04/2009   0  24,370    61,758
 VP of Administration      100,000          6.17%         5.875  07/27/2009   0 369,476   936,324
 Secretary, General
 Counsel                    17,000          1.05%        8.9375  12/31/2003   0  95,553   242,149

Larry Worth.............     4,000          0.25%       3.65625  04/22/2009   0   9,198    23,308
 VP of Sales for North      15,300          0.94%        8.9375  12/31/2003   0  85,997   217,934
 America


             Aggregated Option/SAR Exercises in Last Financial Year
                    And Financial Year-End Option/SAR Values

                                             Number of Securities      Value of Unexercised
                          Shares            Underlying Unexercised         In-the-Money
                         Acquired          Options/SARs at Financial      Options/SARs At
                            on     Value         Year-End (#)         Financial Year-End ($)
                         Exercise Realized ------------------------- -------------------------
          Name             (#)      ($)    Exercisable Unexercisable Exercisable Unexercisable
          ----           -------- -------- ----------- ------------- ----------- -------------
Calvin Reed.............     0        0      103,542      338,958       344,336    1,059,570
 President, CEO

Jerry Mo................     0        0      221,350       20,619     1,245,078       14,609
 CFO, Controller

Jack Menache............     0        0       28,083       98,917       127,992      347,945
 VP of Administration
 Secretary, General
  Counsel

Larry Worth.............     0        0        5,276       14,024        26,071       13,148
 VP of Sales for North
  America

EXECUTIVE COMPENSATION

Performance Graph

  The following graph compares the cumulative total return of the Company, the Russell 2000 Index and the Dow Jones Containers and Packaging Industry Group. The total return assumes $100 invested in the Company's Shares, the Russell 2000 Index and the Dow Jones Containers and Packaging Industry Group on June 20, 1997 and includes reinvestment of dividends.

  The comparative performance of the Company's Shares against the indexes as depicted in this graph is dependent on the price of stock at a particular measurement point in time. Since individual stocks are more volatile than broader stock indexes, the perceived comparative performance of the Company's Shares may vary based on the strength or weakness of the Share price at the new measurement point used in each future proxy statement graph. For this reason, the Company does not believe that this graph should be considered as the sole indicator of the Company's performance.

                              [PERFORMANCE CHART]

                                                            Dow Jones Containers
                                   PEAK  Russell 2000 Index  & Packaging Group
                                  ------ ------------------ --------------------
  6/20/97........................ 100.00       100.00              100.00
  12/31/97....................... 173.96       111.90              102.82
  12/31/98.......................  68.06       109.05               93.35
  12/31/99.......................  85.42       132.23               88.08

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                          Peak International Limited

                                                      /s/ Calvin Reed
                                          By __________________________________
                                                        Calvin Reed
                                                Chief Executive Officer and
                                                          President

August 14, 2000

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  3.1    Memorandum of Association and Bye-Laws of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on
         Form F-1, Registration No. 333-6652, filed on March 19, 1997 and declared effective by the Commission on June 20, 1997 (the "Company's
         Initial Public Offering Registration Statement on Form F-1"))


  4.1    Specimen of Share Certificate for the Shares of the Registrant
         (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Initial Public Offering Registration Statement on Form F-1)

 10.1    Processing Agreement dated May 28, 1987 and renewed and amended on May
         24, 1994 and December 12, 1996 (incorporated by reference to Exhibit
         10.1 to the Company's Initial Public Offering Registration Statement on Form F-1)

 10.2 Processing Agreement dated October 8, 1995 (incorporated by reference to Exhibit 10.2 to the Company's Initial Public Offering Registration
         Statement on Form F-1)

 10.3 Land Use Certificate relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.3 to the Company's
         Initial Public Offering Registration Statement on Form F-1)

 10.4 Land Use Certificate relating to the Company's planned additional production facilities (incorporated by reference to Exhibit 10.4 to the Company's Initial Public Offering Registration Statement on
         Form F-1)

 10.5 Land Use Right Granting Contract relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.5 to the Company's Initial Public Offering Registration Statement on Form
         F-1)

 10.6 Land Use Right Granting Contract relating to the Company's planned additional production facilities (incorporated by reference to Exhibit
         10.6 to the Company's Initial Public Offering Registration Statement on Form F-1)

 10.7 Lease between Warden and Peak (HK) relating to the Company's existing production facilities (incorporated by reference to Exhibit 10.7 to the Company's Initial Public Offering Registration Statement on Form
         F-1)

 10.8 Form of Share Option Plan (incorporated by reference to Exhibit 10.8 to the Company's Initial Public Offering Registration Statement on
         Form F-1)

 10.9 Form of Stock Purchase Plan (incorporated by reference to Annex A to the Company's Report on Form 6-K dated August 14, 2000)

 10.10 Deed of Undertaking by T.L. Li dated May 29, 1997 relating to non-competition and referral (incorporated by reference to Exhibit 10.9 to the Company's Initial Public Offering Registration Statement on Form
         F-1)

 10.11 Option Agreement dated February 17, 1997 relating to the non-voting deferred shares of Peak (HK) (incorporated by reference to Exhibit
         10.10 to the Company's Initial Public Offering Registration Statement on Form F-1)

 10.12 Restructuring Agreement dated February 28, 1997 for the acquisition of the entire issued share capital of Peakgold and Success Gold
         (incorporated by reference to Exhibit 10.11 to the Company's Initial
         Public Offering Registration Statement on Form F-1)

 21.1    Subsidiaries of the Registrant (incorporated by reference to Exhibit
         21.1 to the Company's Initial Public Offering Registration Statement on Form F-1)


 27.1    Financial Data Schedule (filed herewith)

                           PEAK INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents                                                                 Page(s)
--------                                                                 -------


Independent Auditors' Report........................................         F-2


Consolidated Balance Sheets.........................................         F-3


Consolidated Statements of Income and Comprehensive Income..........         F-4


Consolidated Statements of Shareholders' Equity.....................         F-5


Consolidated Statements of Cash Flow................................         F-6


Notes to Consolidated Financial Statements.......................... F-7 to F-21

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Peak International Limited

  We have audited the accompanying consolidated balance sheets of Peak International Limited and subsidiaries as of March 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Peak International Limited and subsidiaries as of March 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

Hong Kong
April 28, 2000,
except for Notes 5 and 11(c),
as to which the date is August 4, 2000

                           PEAK INTERNATIONAL LIMITED

                          CONSOLIDATED BALANCE SHEETS
            (United States dollars in thousands, except share data)

                                                                March 31,
                                                             -----------------
                                                               2000     1999
                                                             --------  -------
Current assets:
  Cash and cash equivalents................................. $ 18,667  $10,598
  Accounts receivable, net of allowance for doubtful
   accounts of $292 in 2000 and $100 in 1999................   13,283   10,916
  Inventories (Note 3)......................................   19,044   26,469
  Other receivables, deposits and prepayments...............      860    1,241
  Amounts due from related companies (Note 12)..............      633      912
                                                             --------  -------
      Total current assets..................................   52,487   50,136
  Deposits for acquisition of plant and equipment...........      341    1,175
  Property, plant and equipment, net (Note 4)...............   51,980   42,342
                                                             --------  -------
      Total assets ......................................... $104,808  $93,653
                                                             ========  =======
Current liabilities:
  Accounts payable:
    --trade................................................. $  3,749  $ 2,534
    --property, plant and equipment.........................    1,187    1,112
    Accrued payroll and employee benefits...................      785      656
    Accrued special charge (Note 5).........................      --       876
    Accrued other expenses..................................    1,970    1,446
    Income taxes payable....................................    4,232    3,805
                                                             --------  -------
      Total current liabilities.............................   11,923   10,429
  Deferred income taxes (Note 8)............................    1,858    1,607
  Long-term liability (Note 5)..............................      --       647
  Commitments and contingencies (Note 11)
  Shareholders' equity:
    Common stock, $0.01 par value; authorized 100,000,000
     shares issued and outstanding 13,686,305 shares at
     March 31, 2000 and 13,509,118 shares at March 31,
     1999...................................................      137      135
    Additional paid-in capital..............................   35,209   34,620
    Retained earnings.......................................   56,601   46,954
    Accumulated other comprehensive loss....................     (920)    (739)
                                                             --------  -------
      Total shareholders' equity............................   91,027   80,970
                                                             --------  -------
      Total liabilities and shareholders' equity............ $104,808  $93,653
                                                             ========  =======


          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
            (United States dollars in thousands, except share data)

                                                  Year ended March 31,
                                            ----------------------------------
                                               2000        1999        1998
                                            ----------  ----------  ----------
Net sales:
  --third parties.........................  $   74,934  $   59,794  $   60,934
  --related companies (Note 12)...........       8,595       6,441      12,771
                                            ----------  ----------  ----------
    Total.................................      83,529      66,235      73,705
Cost of goods sold (including a special
 inventory write down of $7,286 in FY2000,
 Note 3)..................................      54,441      39,487      41,048
                                            ----------  ----------  ----------
Gross profit..............................      29,088      26,748      32,657
Operating expenses:
  General and administrative..............      11,215       6,713       5,656
  Research and development................         546         551         538
  Selling and marketing...................       8,379       5,801       5,487
  Asset impairment (Note 4)...............         --        9,000         --
  Special charge (Note 5).................        (862)      2,000         --
                                            ----------  ----------  ----------
Income from operations....................       9,810       2,683      20,976
Other income, net (Note 6)................         273         812         926
Interest income (Note 7)..................         541         687         907
Interest expense..........................          (7)         (7)       (390)
                                            ----------  ----------  ----------
Income before income taxes................      10,617       4,175      22,419
Provision for income taxes (Note 8).......         970       1,338       1,825
                                            ----------  ----------  ----------
Net income ...............................       9,647       2,837      20,594
Other comprehensive income adjustment:
  Translation adjustment..................        (181)        (35)       (725)
                                            ----------  ----------  ----------
Comprehensive income......................  $    9,466  $    2,802  $   19,869
                                            ----------  ----------  ----------
Earnings per share:
  Basic...................................  $     0.71  $     0.21  $     1.61
  Diluted.................................  $     0.68  $     0.21  $     1.59
Weighted average number of shares
 outstanding:
  Basic...................................  13,590,472  13,503,584  12,804,004
  Diluted.................................  14,113,979  13,550,188  12,972,060

          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            (United States dollars in thousands, except share data)

                                                                Accumulated
                           Common stock    Additional              other
                         -----------------  paid-in   Retained comprehensive
                           Shares   Amount  capital   earnings    losses      Total
                         ---------- ------ ---------- -------- ------------- -------
Balance as of March 31,
 1997................... 10,461,538  $105   $ 2,564   $23,523      $  80     $26,272
Net income for the
 year...................        --    --        --     20,594        --       20,594
Issuance of shares......  3,000,000    30    31,470       --         --       31,500
Foreign currency
 translation............        --    --        --        --        (725)       (725)
Holding gain realized
 during the year upon
 disposal...............        --    --        --        --         (59)        (59)
                         ----------  ----   -------   -------      -----     -------

Balance as of March 31,
 1998................... 13,461,538   135    34,034    44,117       (704)     77,582
Net income for the
 year...................        --    --        --      2,837        --        2,837
Issuance of shares on
 exercise of stock
 options................     47,580   --        586       --         --          586
Foreign currency
 translation............        --    --        --        --         (35)        (35)
                         ----------  ----   -------   -------      -----     -------
Balance as of March 31,
 1999................... 13,509,118   135    34,620    46,954       (739)     80,970
Net income for the
 year...................        --    --        --      9,647        --        9,647
Issuance of shares on
 exercise of stock
 options and under
 employee stock purchase
 plan...................    177,187     2       589       --         --          591
Foreign currency
 translation............        --    --        --        --        (181)       (181)
                         ----------  ----   -------   -------      -----     -------

Balance as of March 31,
 2000................... 13,686,305  $137   $35,209   $56,601      $(920)    $91,027
                         ==========  ====   =======   =======      =====     =======



          See accompanying notes to consolidated financial statements.

                           PEAK INTERNATIONAL LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (United States dollars in thousands, except share data)

                                                     Year ended March 31,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
Operating activities:
  Net income..................................... $  9,647  $  2,837  $ 20,594
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization................    4,736     3,988     5,012
    Deferred income taxes........................      251       789       444
    Provision for slow moving inventory charged
     to income...................................    7,263       962        64
    Loss on disposal/write-off of property, plant
     and equipment...............................      401       104         7
    Gain on sale of short-term marketable
     securities..................................      --        --       (345)
    Allowance for doubtful accounts..............      192       100       --
    Asset impairment.............................      --      9,000       --
  Changes in operating assets and liabilities
    Accounts receivable..........................   (2,559)     (875)     (356)
    Inventories..................................      162       510    (5,952)
    Other receivables, deposits and prepayments..      381       280      (173)
    Bills payable................................      --        --     (5,489)
    Accounts payable--trade......................    1,215    (1,229)    1,996
    Accrued payroll and employee benefits........      129       (12)      633
    Special charge...............................     (876)      876       --
    Accrued other expenses.......................      524      (464)      589
    Amounts due from/to related companies........      279     3,010    (2,875)
    Income taxes payable.........................      427         5     1,323
    Long-term liability..........................     (647)      647       --
                                                  --------  --------  --------
      Net cash provided by operating activities
       ..........................................   21,525    20,528    15,472
                                                  --------  --------  --------
Investing activities:
  Acquisition of property, plant and equipment...  (14,942)  (28,549)  (15,244)
  Proceeds on disposal of plant and equipment....       96       --        --
  Deposits for acquisition of property, plant and
   equipment.....................................      834    (1,175)      --
  Redemption of certificate of deposits..........      --        100       --
  Proceeds from sale of short-term marketable
   securities....................................      --        --      1,415
                                                  --------  --------  --------
      Net cash used in investing activities .....  (14,012)  (29,624)  (13,829)
                                                  --------  --------  --------
Financing activities:
  Decrease in bank borrowings....................      --        (89)  (15,592)
  Proceeds from issue of common stock............      591       586    31,500
                                                  --------  --------  --------
      Net cash provided by financing activities
       ..........................................      591       497    15,908
                                                  --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    8,104    (8,599)   17,551
Cash and cash equivalents at beginning of year...   10,598    19,214     1,814
Effects of exchange rate changes on cash.........      (35)      (17)     (151)
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $ 18,667  $ 10,598  $ 19,214
                                                  --------  --------  --------
Supplemental cash flow information:
  Cash paid during the year for:
    Interest..................................... $      7  $      7  $    390
    Income taxes.................................      292       544        58

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

  Pursuant to a group restructuring in early 1997 (the "Restructuring"), the interests in various companies in the packaging products business held by Mr. T.L. Li, the shareholder of the Company, were restructured whereby the Company became the holding company of these companies. The Restructuring has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The financial statements present the results of the Company and its subsidiaries as if the companies had been combined for all periods presented.

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

  The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intra-group balances and transactions have been eliminated on consolidation.

 Cash equivalents

  The Company considers all highly liquid debt instruments with a maturity of ninety days or less at the time of acquisition to be cash equivalents.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of finished goods includes costs of direct materials, direct labor and an appropriate proportion of production overheads. The production overheads are absorbed in finished goods based on units of production. Provision for slow-moving inventory is made based on management's analysis of inventory levels, material composition, expected usage and future expected sales.

 Property, plant and equipment

  Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation and amortization is provided using the straight-line method so as to allocate the cost of depreciable assets in use to operations based upon the estimated useful lives.

                          PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)

  The useful lives of property, plant and equipment adopted for depreciation purposes are as follows:

                Category of assets                  Estimated useful lives
                ------------------                  ----------------------
   Land use rights.............................. Over the unexpired lease term
   Buildings.................................... Over the unexpired lease term
   Plant, machinery, manufacturing equipment,
    manufacturing leasehold improvements,
    furniture and fixtures...................... 10 years
   Molds, motor vehicles, office leasehold
    improvements, furniture and fixtures........ 5 years

  Costs incurred in constructing the new factory, including progress payments, interest costs and other costs relating to the construction are capitalized. These costs will be transferred to property, plant and equipment on completion and depreciated from that time. No interest was capitalized in 2000 and 1999 and interest capitalized was $23 in 1998.

 Valuation of long-lived assets

  The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined with reference to its open market value based on appraisal by an independent firm of property valuers. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs to dispose. As described in note 4, the Company recorded an impairment charge in the year ended March 31, 1999.

 Income taxes

  Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

 Foreign currency translation

  The Company uses the United States dollar as its reporting currency. Monetary assets and liabilities denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the United States dollar during the year are converted into the United States dollar at the rates of exchange ruling at the transaction dates. Exchange differences are recognized in the statement of income.

  On consolidation, balance sheets of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at the rates of exchange ruling at the balance sheet date. Statements of income of subsidiaries denominated in currencies other than the United States dollar are translated into the United States dollar at average exchange rates. Exchange differences are reported as other comprehensive income.

                          PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


  The Company enters into foreign exchange contracts to reduce its exposure to change in exchange rates. Material market value gains and losses are recognized in the statement of income.

 Recognition of revenue

  Revenue arising from sale of goods is recognized at the time when the goods are shipped and title to the goods passes to customers. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales.

 Stock options

  The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as stock is issued through non-compensatory plans. The Company has accounted for the stock options using the intrinsic value method. Proforma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation", are shown in note 15.

 Earnings per share

  Earnings per share is computed using the weighted average number of shares outstanding during the year. For the years ended March 31, 2000, 1999 and 1998, diluted earnings per share is computed using a weighted average number of shares outstanding of 14,113,979, 13,550,188 and 12,972,060, respectively, which includes 523,507, 46,604 and 168,056 additional shares, respectively, being the dilutive effect of stock options computed using the treasury stock method.

 Financial instruments

  The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, amounts due from related companies and accounts payable, approximates to fair value due to the short-term nature of these instruments.

 Comprehensive income

  SFAS No. 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income, its components and accumulated balance. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they became known.

 New accounting standards not yet adopted

  In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the

                          PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)

recognition, presentation and disclosure of revenue in financial statements, SAB No. 101 did not impact the Company's revenue recognition policies.

  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As amended by SFAS No. 137, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact, if any, of the adoption of SFAS No. 133 on its consolidated financial statements or business practices.

  In March 2000, FASB issued FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"), FIN 44 is effective July 1, 2000 and provides guidance on certain issues raised in applying APB Opinion No. 25. The Company has not yet determined the impact, if any, of the adoption of FIN 44 on its consolidated financial statements or business practices.

 Reclassifications

  Certain amounts in the prior period financial statements have been reclassified to conform to the presentation adopted in the current year.

(3) INVENTORIES

  The components of inventories, net of the related reductions to the lower of cost or market, were as follows:

                                                                    March 31,
                                                                 ---------------
                                                                  2000    1999
                                                                 ------- -------
   Raw materials................................................ $12,064 $17,682
   Finished products............................................   6,980   8,787
                                                                 ------- -------
                                                                 $19,044 $26,469
                                                                 ======= =======

  At March 31, 2000, management reviewed its estimate of the provision for slow-moving inventory which, based on inventory levels, material composition and expected usage at that date, resulted in a write-down of $7,286 as of March 31, 2000.

                          PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


(4) PROPERTY, PLANT AND EQUIPMENT

                                                               March 31,
                                                           ------------------
                                                             2000      1999
                                                           --------  --------
   Land use rights and buildings.......................... $  4,956  $  4,972
   Factory under construction.............................   18,459    11,273
   Plant, machinery, molds and equipment..................   31,052    26,874
   Leasehold improvements, furniture, fixtures and motor
    vehicles..............................................   20,034    18,257
                                                           --------  --------
                                                             74,501    61,376
   Less: Accumulated depreciation and amortization........  (22,521)  (19,034)
                                                           --------  --------
                                                           $ 51,980  $ 42,342
                                                           ========  ========

  A subsidiary of the Company operating in Shenzhen in the PRC owns factory buildings on certain state-owned land in the PRC and has been assigned the land use rights for a period of 50 years.

  During the year ended March 31, 1999, management undertook a review of its production needs and determined that the additional facilities may not be required for some time ahead depending on market conditions, and decided to delay the completion of the plant construction. Management continues to review its options with respect to this facility which include disposal of the facility in its existing state, completion of the facility and its disposal, or completion of the facility for its ultimate use in the Company's business. Management has reviewed the asset for impairment and given the change in circumstances concerning its possible future use, an independent appraisal of the fair value of the asset was obtained and a provision for impairment of $9,000 made in respect of the year ended March 31, 1999. At March 31, 2000, management has determined that there was no further impairment.

(5) SPECIAL CHARGE

  During the year ended March 31, 1999, the Company terminated the employment of the President and Chief Executive Officer at a cost, including legal and professional expenses, of $2,000. The amount payable, in accordance with management's estimate as of the balance sheet date, within 12 months is included in current liabilities, while any amount payable outside of the next 12 months is reported as a long-term liability. As described in note 11(c), the remaining accrual was reversed during the year ended March 31, 2000.

(6) OTHER INCOME, NET

  Other income consists of the following:

                                                        Year ended March 31,
                                                        --------------------
                                                        2000  1999    1998
                                                        --------------------
   Proceeds on sale of short-term marketable
    securities......................................... $ --  $ --  $  1,415
   Cost of marketable securities.......................   --    --    (1,070)
                                                        ----- ----- --------
   Realized gain on marketable securities..............   --    --       345
   Rental income.......................................    76   --       --
   Foreign currency exchange gain, net.................   197   812      581
                                                        ----- ----- --------
                                                        $ 273 $ 812 $    926
                                                        ===== ===== ========

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


(7) INTEREST INCOME

                                                           Year ended March 31,
                                                           --------------------
                                                            2000   1999   1998
                                                           ------ ------ ------
   Interest income from:
     --third parties...................................... $  541 $  687 $  901
     --an affiliated party (note 12)......................    --     --       6
                                                           ------ ------ ------
                                                           $  541 $  687 $  907
                                                           ====== ====== ======

(8) PROVISION FOR INCOME TAXES

  Income is subject to taxation in the various countries in which the Company and its subsidiaries operate. The components of income before income taxes are as follows:

                                                        Year ended March 31,
                                                       ------------------------
                                                        2000     1999    1998
                                                       -------  ------  -------
   Hong Kong.......................................... $12,131  $3,789  $21,787
   Other countries....................................  (1,514)    386      632
                                                       -------  ------  -------
                                                       $10,617  $4,175  $22,419
                                                       =======  ======  =======

  The provision for income taxes consists of the following:

                                                        Year ended March 31,
                                                       ------------------------
                                                        2000     1999    1998
                                                       -------  ------  -------
   Current:
     Hong Kong........................................ $   679  $  429  $ 1,299
     United States....................................     --      (38)      52
     Malaysia.........................................      26       1       (4)
     Singapore........................................      14     157       34
   Deferred income tax:
     Hong Kong
       Current year...................................     262     823      450
       Attributable to change in tax rate.............     --      (27)     --
     Malaysia.........................................      (7)      7      --
     Singapore........................................      (4)    (14)      (6)
                                                       -------  ------  -------
                                                       $   970  $1,338  $ 1,825
                                                       =======  ======  =======

  The components of the net deferred income tax liabilities as of March 31, 2000 and 1999 are as follows:

                                                                   March 31,
                                                                 --------------
                                                                  2000    1999
                                                                 ------  ------
   Deferred income tax liabilities:
     Depreciation............................................... $1,842  $1,691
     Unutilized tax losses......................................   (419)    --
     Other temporary differences................................    (96)    (84)
     Valuation allowances.......................................    531     --
                                                                 ------  ------
                                                                 $1,858  $1,607
                                                                 ======  ======

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


  The Company has placed a full valuation allowance against the deferred tax assets regarding depreciation and unutilized tax losses of a subsidiary due to the uncertainty surrounding the realizability of these benefits in future tax returns.

  The effective tax rate of the Company varies from the Hong Kong profits tax rate for the following reasons:

                                                       Year ended March 31,
                                                       ----------------------
                                                        2000    1999    1998
                                                       ------  ------  ------
   Hong Kong profits tax rate.........................   16.0%   16.0%   16.5%
   Hong Kong profits tax relief for the PRC
    operations........................................   (8.0)   (8.0)   (8.3)
   Taxation elsewhere.................................    0.5     1.1     0.4
   Asset impairment...................................    --     21.8     --
   Other items........................................    0.6     1.1    (0.5)
                                                       ------  ------  ------
                                                          9.1%   32.0%    8.1%
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

  As of March 31, 2000, the Company had, for US income tax return purpose, available Federal net operating loss carryforward of $1,150, which expires on March 31, 2019, and State net operating loss carryforward of $484, which expires on March 31, 2004.

(9) CREDIT FACILITIES

  At March 31, 1999, the Company had unsecured credit facilities available of $14,678. No amount was outstanding at March 31, 2000 and 1999. Interest rates in respect of credit facilities are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review.

(10) EMPLOYEE BENEFIT PLANS

  The Company has established defined contribution benefit plans for its Hong Kong employees. The assets of the plans are managed by independent trustees. Employees can elect not to make contributions to the plans or they can elect to contribute a fixed percentage from 1% to 5% (in 1% increments) of basic salary. The employer's contributions are based on 5% of basic salary. The employees are entitled to the entire Company's contributions and accrued interest thereon after 10 years of complete service or at a reduced scale of 90% to 30%, after completion of 9 to 3 years of service, respectively.

  In addition, certain subsidiaries of the Company are required to contribute amounts based on employees' salaries to the retirement schemes as stipulated by relevant local authorities. The employees are entitled to the Company's contributions subject to the regulations of the relevant local authorities.

  Total expense related to the above plans was $176 in 2000, $184 in 1999 and $199 in 1998.

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)

(11) COMMITMENTS AND CONTINGENCIES

 (a) Capital expenditure

  As of March 31, 2000, the Company and its subsidiaries had contracted for capital expenditure on property, plant and equipment of $ 6,952.

 (b) Operating leases

  The Company and its subsidiaries lease certain land and buildings under operating leases, most of which do not contain renewal options and escalation clauses, which expire through December 2007. Rental expense under operating leases for the years ended March 31, 2000, 1999, 1998 amounted to $2,083, $1,599 and $1,295, respectively.

  The aggregate annual minimum operating lease commitments under all non-cancelable leases as of March 31, 2000 are as follows:

   Year Ending March 31,
   ---------------------
   2001.................................................................. $1,466
   2002..................................................................  1,064
   2003..................................................................    963
   2004..................................................................    789
   2005..................................................................    196
   Thereafter............................................................    471
                                                                          ------
                                                                          $4,949
                                                                          ======

 (c) Litigation

  In June 1999, a complaint was filed in the United States District Court of New York by certain holders of Trust Enhanced Dividend Securities (the "TrENDS") against the Company, the Chairman and a director of the Company and others. The complaint seeks compensatory damages and legal expenses, pursuant to federal securities laws, based on alleged misrepresentations and omissions in the documents which contains financial information of the Company and by which TrENDS were offered to the public for initial purchase. While management is unable to estimate the ultimate outcome of this litigation, it does not believe that any adverse outcome would be material to its financial position or liquidity but could possibly be material to earnings in the year of settlement.

  On July 2, 1999, the Company received an amended and restated demand for arbitration filed by the former chief executive officer, who claims either payment of $32.4 per month or a lump sum payment of approximately $1,037, subject to an appropriate present value discount, pursuant to his employment contract after being terminated during the year and approximately $10,000 for emotional distress and other torts. On August 4, 2000, a decision was rendered in the arbitration and the claims of the former chief executive officer were denied. Accordingly, effective March 31, 2000, the Company reversed the remaining recorded accrual for settlement of this matter of $862.

 (d) Foreign exchange contracts

  As of March 31, 1999 the Company had entered into foreign exchange contracts totaling approximately $8,000 primarily to purchase Hong Kong dollars and Renminbi. As of March 31, 2000, there was no outstanding foreign exchange contracts.

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


(12) RELATED AND AFFILIATED PARTY TRANSACTIONS

  The Company had the following significant transactions with certain related and affiliated parties:

                                                           Year ended March 31,
                                                           ---------------------
                                                            2000   1999   1998
                                                           ------ ------ -------
   Sales to related companies
     Certain subsidiaries of QPL International Holdings
      Limited ("QPL")....................................  $3,897 $2,781 $ 4,565
     ASAT Limited ("ASAT")...............................   4,549  2,488   7,481
     EEMS Italia S.P.A. ("EEMS").........................     149  1,172     725
                                                           ------ ------ -------
                                                           $8,595 $6,441 $12,771
                                                           ====== ====== =======
   Legal and professional fees to Jack Menache...........  $   24 $  --  $   --
   Legal and professional fees to Richards Butler........     --     241      81
   Settlement of legal and professional fees on behalf of
    Mr. T. L. Li who reimbursed the Company fully prior
    to balance sheet date................................     --     891     598
   Management fee from EEMS, Inc.........................     --      20     147
   Commission expense to EEMS............................      33     61     100
   Management fee from SemiCycle Foundation..............     --     --      101
   Purchases from SemiCycle Foundation...................     --     --    3,000
   Rental income from SemiCycle Foundation...............     --     --       98
   Interest income from SemiCycle Foundation.............     --     --        6
   Purchase of interest bearing notes issued by Peregrine
    Investments Holdings Limited which either matured or
    were sold prior to balance sheet date................     --     --   16,661

  The amounts due from/to related companies as of March 31, 2000 and 1999 were as follows:

                                                                      March 31,
                                                                      ---------
                                                                      2000 1999
                                                                      ---- ----
   Amounts due from:
     Certain subsidiaries of QPL..................................... $116 $411
     ASAT............................................................  517  302
     EEMS............................................................  --   199
                                                                      ---- ----
                                                                      $633 $912
                                                                      ==== ====

  The amounts are unsecured, interest free and are repayable on demand.

  Mr. T.L. Li, who is a director and shareholder and controls the majority of the voting rights of the Company, is a director of and has substantial equity interests in QPL, ASAT and EEMS. During the year ended March 31, 2000, ASAT, a former wholly owned subsidiary of QPL, became an affiliate of QPL and EEMS ceased to be a related company.

  Mr. Jack Menache was a director and currently is an officer of the Company.

  Messrs. Steve Deszo, a former corporate officer of a subsidiary of the Company, and Richard M. Brook were until October 27, 1997 corporate officers of EEMS, Inc. Mr. Steve Deszo was a director of SemiCycle

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)

Foundation. In December 1997, the board of directors of SemiCycle Foundation was expanded from three to eight directors, and consequently, the Company's transactions with SemiCycle Foundation are no longer regarded as related and affiliated party transactions.

  Mr. Robin Nicholson, a former director of the Company, is a partner of Richards Butler. Mr. Francis Leung, a former director of the Company, had an indirect equity interest in Peregrine Investments Holdings Limited (in liquidation).

(13) SEGMENT INFORMATION

  The Company and its subsidiaries operate in one business segment, which is to manufacture and sell plastic tubes, trays and other related products.

  An analysis of net sales, operating profit and identifiable assets by geographic location is as follows:

                                                 Other
                               Hong            Southeast
                              Kong &  United     Asian   Elimin-
                                PRC   States   countries  ations   Consolidated
                              ------- -------  --------- --------  ------------
Year ended March 31, 2000
Net sales to third parties..  $43,261 $13,378   $18,295  $    --     $ 74,934
Net sales to related
 companies..................    8,595     --        --        --        8,595
Transfer between geographic
 areas......................   27,388     --      1,586   (28,974)        --
                              ------- -------   -------  --------    --------
  Total net sales...........  $79,244 $13,378   $19,881  $(28,974)   $ 83,529
                              ------- -------   -------  --------    --------
Depreciation and
 amortization...............  $ 4,474 $   126   $   136  $    --     $  4,736
                              ------- -------   -------  --------    --------
Operating profit (loss).....  $11,333 $(1,423)  $    33  $   (133)   $  9,810
                              ------- -------   -------  --------    --------
Interest income.............  $   421 $     5   $   115  $    --     $    541
                              ------- -------   -------  --------    --------
Interest expense............  $     7 $   --    $   --   $    --     $      7
                              ------- -------   -------  --------    --------
Income (loss) before tax....  $12,026 $(1,342)  $    66  $   (133)   $ 10,617
                              ------- -------   -------  --------    --------
Income tax..................  $   941 $   --    $    29  $    --     $    970
                              ------- -------   -------  --------    --------
Inventory reserve...........  $ 8,228 $   --    $   190  $    --     $  8,418
                              ------- -------   -------  --------    --------
Capital expenditure.........  $14,322 $   616   $    79  $    --     $ 15,017
                              ------- -------   -------  --------    --------
Property, plant and
 equipment..................  $51,460 $   699   $   162  $    --     $ 52,321
Other identifiable assets...   27,430   2,738     4,697    (1,045)     33,820
Corporate assets............                                           18,667
                                                                     --------
  Total assets..............                                         $104,808
                                                                     ========

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


                                                 Other
                               Hong            Southeast
                              Kong &  United     Asian   Elimin-
                                PRC   States   countries  ations   Consolidated
                              ------- -------  --------- --------  ------------
Year ended March 31, 1999
Net sales to third parties..  $32,395 $10,755   $16,644  $    --     $59,794
Net sales to related
 companies..................    6,441     --        --        --       6,441
Transfer between geographic
 areas......................   23,067     --      2,073   (25,140)       --
                              ------- -------   -------  --------    -------
  Total net sales...........  $61,903 $10,755   $18,717  $(25,140)   $66,235
                              ------- -------   -------  --------    -------
Depreciation and
 amortization...............  $ 3,761 $    88   $   139  $    --     $ 3,988
                              ------- -------   -------  --------    -------
Operating profit (loss).....  $ 2,193 $  (146)  $   654  $    (18)   $ 2,683
                              ------- -------   -------  --------    -------
Interest income.............  $   643 $    39   $     5  $    --     $   687
                              ------- -------   -------  --------    -------
Interest expense............  $     7 $   --    $   --   $    --     $     7
                              ------- -------   -------  --------    -------
Income (loss) before tax....  $ 3,844 $  (225)  $   574  $    (18)   $ 4,175
                              ------- -------   -------  --------    -------
Income tax..................  $ 1,225 $   (38)  $   151  $    --     $ 1,338
                              ------- -------   -------  --------    -------
Inventory reserve...........  $ 1,132 $   --    $    23  $    --     $ 1,155
                              ------- -------   -------  --------    -------
Capital expenditure ........  $28,834 $   134   $   136  $    --     $29,104
                              ------- -------   -------  --------    -------
Property, plant and
 equipment..................  $42,884 $   372   $   261  $    --     $43,517
Other identifiable assets...   34,311   1,539     4,600      (912)    39,538
Corporate assets............                                          10,598
                                                                     -------
  Total assets .............                                         $93,653
                                                                     -------

Year ended March 31, 1998
Net sales to third parties..  $30,129 $14,457   $16,348  $    --     $60,934
Net sales to related
 companies..................   12,771     --        --        --      12,771
Transfer between geographic
 areas......................   26,683     --      2,286   (28,969)       --
                              ------- -------   -------  --------    -------
  Total net sales...........  $69,583 $14,457   $18,634  $(28,969)   $73,705
                              ------- -------   -------  --------    -------
Depreciation and
 amortization...............  $ 4,824 $    53   $   135  $    --     $ 5,012
                              ------- -------   -------  --------    -------
Operating profit............  $20,344 $   271   $   457  $    (96)   $20,976
                              ------- -------   -------  --------    -------
Interest income.............  $   852 $    48   $     7  $    --     $   907
                              ------- -------   -------  --------    -------
Interest expense............  $   390 $   --    $   --   $    --     $   390
                              ------- -------   -------  --------    -------
Income before tax...........  $21,213 $   667   $   635  $    (96)   $22,419
                              ------- -------   -------  --------    -------
Income tax..................  $ 1,749 $    52   $    24  $    --     $ 1,825
                              ------- -------   -------  --------    -------
Inventory reserve...........  $   168 $   --    $    25  $    --     $   193
                              ------- -------   -------  --------    -------
Capital expenditure.........  $15,582 $    83   $    66  $    --     $15,731
                              ------- -------   -------  --------    -------
Property, plant and
 equipment..................  $25,753 $   294   $   301  $    --     $26,348
Other identifiable assets...   38,165   1,985     4,622      (894)    43,878
Corporate assets............                                          19,314
                                                                     -------
  Total assets..............                                         $89,540
                                                                     =======

  Intercompany sales between geographic areas are recorded at cost plus a mark-up. Such transfers are eliminated on consolidation.

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)

  Property, plant and equipment and other identifiable assets are those assets used in the Company's operations in each geographic area. Corporate assets represent cash and cash equivalents and investment in certificate of deposit.

  An analysis of sales by geographic destinations for the relevant years is as follows:

                                                            Year ended March
                                                                   31,
                                                            -------------------
                                                            2000   1999   1998
                                                            -----  -----  -----
   North Asia..............................................  53.5%  54.9%  53.8%
   North America...........................................  19.0   17.0   22.1
   South Asia..............................................  21.2   24.3   21.3
   Europe..................................................   6.3    3.8    2.8
                                                            -----  -----  -----
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

  The Company's business activities and accounts receivable are with customers in the semiconductor industries, the majority of which are located throughout Asia and the United States of America. The Company performs ongoing credit evaluation of its customers. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectation. The Company has not experienced any significant bad debts. Bad debt expense was $192 in 2000, $100 in 1999 and nil in 1998.

  One customer, representing QPL International Holdings Limited group of companies, accounted for 8.2%, 8.0% and 16.3% of the Company's net sales during the years ended March 31, 2000, 1999 and 1998, respectively. Another customer accounted for 10.9% and 12.5% of the Company's net sales during the years ended March 31, 1999 and 1998, respectively.

(15) STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

  An executive share option plan was adopted by the Board of Directors and approved by the sole shareholder on March 18, 1997. Another share option plan was approved by the Board of Directors and shareholders in the annual general meeting on July 27, 1998. With additional shares approved by shareholders in the annual general meeting on November 3, 1999, an aggregate of 2,200,000 shares has been reserved for issuance under the plans. Under the plans, directors, officers, employees of, and advisors and consultants to the Company or its affiliates may, at the discretion of a committee of the Board of Directors administering the plan, be granted the general options to purchase shares at an exercise price per share of no less than the par value of a share. Options granted on various dates have different vesting schedules depending on the conditions of the grant.

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


  Option activity for the plans is summarized as follows:

                                                                Outstanding
                                                                  Options
                                                             -------------------
                                                                        Weighted
                                                                        average
                                                                        exercise
                                                                         price
                                                             Number of    per
                                                              shares     share
                                                             ---------  --------
   Outstanding at April 1, 1997.............................   545,817  $ 12.00
   Granted (fair value of $8.94)............................    67,560   19.375
   Forfeited................................................    (8,442)   12.00
                                                             ---------
   Outstanding at March 31, 1998............................   604,935    12.82
   Granted (fair value of $6.91)............................   272,016    12.25
   Exercised................................................   (47,580)   12.33
   Forfeited................................................   (31,169)   12.27
                                                             ---------
   Outstanding at March 31, 1999............................   798,202    12.68
   Granted (fair value of $4.08)............................ 1,621,860     6.85
   Exercised................................................   (97,714)    4.42
   Forfeited................................................  (529,752)   12.57
                                                             ---------
   Outstanding at March 31, 2000............................ 1,792,596     7.89
                                                             =========

  The following is additional information relating to options outstanding as of March 31, 2000:

                                               Number of shares
                                                 under options       Remaining
                                            ----------------------- contractual
   Exercise price per share                 Outstanding Exercisable life (years)
   ------------------------                 ----------- ----------- -----------
     $12.00................................    164,533     98,587     7
      19.375...............................     26,794     26,794     8
      12.25................................     72,331     72,131     8 1/3
       3.65625.............................    441,883    329,377     9 1/12
       7.00................................    150,000     37,500     9 1/12
      10.00................................    100,000     25,000     9 1/12
       3.875...............................     20,000     20,000     9 1/6
       5.875...............................    110,000     26,666     9 1/3
       7.28125.............................    100,000          0     9 7/12
      10.625...............................     24,000     24,000     9 2/3
       8.9375..............................    454,655     37,435     3 3/4
      10.3125..............................    128,400          0     4 1/12
                                             ---------    -------
                                             1,792,596    697,490     7.19
                                             =========    =======

                           PEAK INTERNATIONAL LIMITED

            (United States dollars in thousands, except share data)


  Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair values of stock options at date of grant of $4.08, $6.91 and $8.94 per option for the years ended March 31, 2000, 1999 and 1998, respectively, were estimated using the Black-Scholes option pricing model with the following assumptions:

                                                       Year ended March 31,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
   Expected life of options.......................... 3 years  3 years  3 years
   Risk-free interest rate...........................    6.25%    5.49%    5.55%
   Expected volatility of underlying stock...........     107%      90%      45%
   Dividends.........................................     --       --       --

  The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

  An employee stock purchase plan (the "Plan") was adopted by the Board of Directors and approved by shareholders in July 1998. An aggregate of 160,000 shares has been reserved for issuance under the Plan. Under the Plan, employees of the Company, participating in the Plan, may purchase shares at a price equal to 85% of the lower of the fair market value of the shares on the last trading day in an accumulation period or the last trading day before the commencement of the applicable offering period, but no less than the par value, of a share of the Company in any accumulation period. Accumulation periods under the Plan are for a period of 6 months and commence on April 1 and October 1 each year. Employees may elect for a minimum of 1% and a maximum of 20% of eligible salary to be withheld for investment in this Plan. On the last day of each accumulation period each employee shall be deemed to have elected to purchase the number of shares at a price determined above. Employees may withdraw from the Plan at any time and receive a refund of all contributions, without interest, made in the accumulated period. Employees' contributions to the Plan were $300 and $25 for year ended March 31, 2000 and 1999 respectively. Pursuant to the Plan, 69,187 and 10,286 shares of common stock were issued to employees during the year ended March 31, 2000 at a subscription price of $1.97 and $2.26, respectively, and no shares were issued during the year ended March 31, 1999.

  If the Company had accounted for its stock option plans and the Stock Purchase Plan by recording compensation expense based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                         Year ended March 31,
                                                        -----------------------
                                                         2000   1999     1998
                                                        ------ -------  -------
   Pro forma net income (loss)......................... $6,967 $(1,278) $19,346
   Pro forma earnings (loss) per share
     --Basic........................................... $ 0.51 $ (0.09) $  1.51
     --Diluted......................................... $ 0.49   (0.09)    1.49