Form 20-F/A
period 2000-03-31
PEAK INTERNATIONAL LTD
filed 2000-08-29
CIK 1036081

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 20-F/A

                               AMENDMENT NO.1 TO
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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

                            Item 17 [_] Item 18 [X]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ITEM 4. CONTROL OF REGISTRANT

  The following table has been revised solely to update the number of shares owned by certain beneficial owners and sets forth certain information with respect to the beneficial ownership of the Shares as of August 4, 2000, for
(i) each person known by the Company to beneficially own more than 5% of the Shares, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers for the financial year ended March 31, 2000, and (v) all current directors and executive officers as a group. Amounts appearing in the table below include all Shares outstanding as of August 4, 2000 and all Shares issuable upon the exercise of options or warrants within 60 days of August 4, 2000. Unless otherwise noted, the address of each of the Shareholders named below is the Company's principal executive office.

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

                                           Number of                Percentage
Name of Beneficial Owner                    Shares                   of Class
------------------------                   ---------                ----------
Luckygold 18A Ltd.(/1/)................... 7,888,038(/2/)(/3/)(/4/)   53.54%
Fidelity Management & Research ........... 1,750,000                  11.88%
Wellington Management Company LLP......... 1,211,000                   8.22%
L-R Managers.............................. 1,205,000                   8.18%
Rockefeller & Company..................... 1,043,000                   7.08%
Mr. T.L. Li (/1/).........................         0                      0%
Mr. Douglas Broyles.......................    22,000                   0.15%
Ms. Christine Russell.....................    10,000                   0.07%
Mr. William Snyder........................    22,000                   0.15%
Mr. Calvin Reed...........................   186,464                   1.27%
Mr. Jerry Mo..............................   246,985                   1.68%
Mr. Jack Menache..........................    50,587                   0.34%
Mr. Larry Worth...........................     5,276                   0.04%
Mr. Bill Sweetman.........................    17,212                   0.12%
All directors and executive officers as a
 group (9 persons)........................ 8,448,562                  57.35%

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

August 29, 2000