Form 20-F/A
period 2000-03-31
PEAK INTERNATIONAL LTD
filed 2000-10-23
CIK 1036081

--------------------------------------------------------------------------------
 This page has been revised solely to correct the reference to the Section of the Securities Exchange Act of 1934 under which the securities are registered.
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 20-F/A

                              AMENDMENT NO. 2 TO
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
                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                 Name of each exchange on which registered
-------------------                 -----------------------------------------

Common Stock, par value             Nasdaq Stock Market National Market
US $0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

      Common Stock, par value US$0.01 per share................13,686,305

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


                                     Peak International Limited


                                     By    /s/ Calvin Reed
                                        -----------------------------------
                                        Calvin Reed
                                        Chief Executive Officer and President

October 23, 2000